CONTENTS

Unaudited Consolidated Interim Financial Statements

2

Banco Santander Chile and Subsidiaries

UNAUDITED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION

		As of September 30,	As of December 31,
		2013	2012
	NOTE	MCh$	MCh$

ASSETS
Cash and deposits in banks	5	1,618,457	1,250,414
Cash items in process of collection	5	607,633	520,267
Trading investments	6	125,932	338,287
Investments under resale agreements		34,189	6,993
Financial derivative contracts	7	1,279,469	1,293,212
Interbank loans, net	8	144,690	90,527
Loans and accounts receivables from customers, net	9	19,736,848	18,325,957
Available for sale investments	11	1,667,957	1,826,158
Held to maturity investments		-	-
Investments in associates and other companies		9,800	7,614
Intangible assets	12	65,149	87,347
Property, plant, and equipment	13	161,812	162,214
Current taxes	14	1,343	10,227
Deferred taxes	14	183,804	186,407
Other assets	15	408,356	655,217
TOTAL ASSETS		26,045,439	24,760,841

LIABILITIES
Deposits and other demand liabilities	16	5,257,128	4,970,019
Cash items in process of being cleared	5	390,271	284,953
Obligations under repurchase agreements		388,956	304,117
Time deposits and other time liabilities	16	9,690,368	9,112,213
Financial derivative contracts	7	1,104,311	1,146,161
Interbank borrowings		1,649,658	1,438,003
Issued debt instruments	17	4,751,070	4,571,289
Other financial liabilities	17	201,339	192,611
Current taxes	14	186	525
Deferred taxes	14	15,510	9,544
Provisions		176,247	221,089
Other liabilities	19	179,893	341,274

TOTAL LIABILITIES		23,804,937	22,591,798

EQUITY

Attributable to the Bank's shareholders		2,213,114	2,134,778
Capital	21	891,303	891,303
Reserves	21	1,130,962	975,460
Accumulated other comprehensive income	21	3,288	(3,781)
Retained earnings	21	187,561	271,796
Retained earnings from prior years		-	-
Income for the period		267,944	388,282
Minus: Provision for mandatory dividends		(80,383)	(116,486)
Non-controlling interest	23	27,388	34,265
TOTAL EQUITY		2,240,502	2,169,043

TOTAL LIABILITIES AND EQUITY		26,045,439	24,760,841

Financial Statements 2013 / Banco Santander Chile 3

Banco Santander Chile and Subsidiaries

UNAUDITED CONSOLIDATED INTERIM STATEMENTS OF INCOME FOR THE PERIOD

		For the three months ended September 30,		For the nine months ended September 30,
		2013	2012	2013	2012
	NOTE	MCh$	MCh$	MCh$	MCh$

OPERATING INCOME

Interest income	24	516,606	407,222	1,356,074	1,366,035
Interest expense	24	(229,001)	(168,491)	(573,321)	(606,292)

Net interest income		287,605	238,731	782,753	759,743

Fee and commission income	25	84,605	88,830	258,141	270,721
Fee and commission expense	25	(29,674)	(25,427)	(84,445)	(75,385)

Net fee and commission income		54,931	63,403	173,696	195,336

Net income (loss) from financial operations (net trading income)	26	55,813	(19,161)	53,979	(32,941)
Foreign exchange profit, net	27	(28,198)	38,383	29,151	97,106
Other operating income	32	4,112	8,074	15,869	15,128

Net operating profit before provision for loan losses		374,263	329,430	1,055,448	1,034,372

Provision for loan losses	28	(96,479)	(119,459)	(275,992)	(276,315)

NET OPERATING PROFIT		277,784	209,971	779,456	758,057

Personnel salaries and expenses	29	(78,584)	(75,461)	(229,911)	(223,115)
Administrative expenses	30	(48,545)	(43,782)	(141,167)	(130,695)
Depreciation and amortization	31	(15,712)	(14,051)	(46,626)	(40,321)
Impairment	31	(40)	-	(213)	(88)
Other operating expenses	32	(15,462)	(11,645)	(41,135)	(40,995)

Total operating expenses		(158,343)	(144,939)	(459,052)	(435,214)

OPERATING INCOME		119,441	65,032	320,404	322,843

Income from investments in associates and other companies		345	143	1,494	1,250

Income before tax		119,786	65,175	321,898	324,093

Income tax expense	14	(18,417)	(12,296)	(52,947)	(45,444)

NET INCOME		101,369	52,879	268,951	278,649

Attributable to:
Bank shareholders (Equity holders of the Bank)		101,173	50,643	267,944	274,806
Non-controlling interest	23	196	2,236	1,007	3,843

Earnings per share attributable to Bank shareholders:
(expressed in Chilean pesos)
Basic earnings	21	0.537	0.269	1.422	1.458
Diluted earnings	21	0.537	0.269	1.422	1.458

Financial Statements 2013 / Banco Santander Chile 4

Banco Santander Chile and Subsidiaries

UNAUDITED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE INCOME FOR THE PERIOD

		For the three months ended September 30,		For the nine months ended September 30,
		2013	2012	2013	2012
	NOTE	MCh$	MCh$	MCh$	MCh$

CONSOLIDATED NET INCOME		101,369	52,879	268,951	278,649

OTHER COMPREHENSIVE INCOME

Available for sale investments	11	(170)	(4,869)	9,436	(7,049)
Cash flow hedge	21	6,987	(2,234)	(599)	1,374

Other comprehensive income before income tax		6,817	(7,103)	8,837	(5,675)

Income tax related to other comprehensive income	14	(1,364)	1,307	(1,767)	1,070

Total other comprehensive income (loss)		5,453	(5,796)	7,070	(4,605)

CONSOLIDATED COMPREHENSIVE INCOME FOR THE PERIOD		106,822	47,083	276,021	274,044

Attributable to:
Bank shareholders (Equity holders of the Bank)		106,631	44,869	275,013	270,146
Non-controlling interest	23	191	2,214	1,008	3,898

Financial Statements 2013 / Banco Santander Chile 5

Banco Santander Chile and Subsidiaries

UNAUDITED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY FOR THE PERIOD

For the nine months ended September 30, 2013 and 2012

		RESERVES		ACCUMULATED OTHER COMPREHENSIVE INCOME			RETAINED EARNINGS
	Capital	Reserves and other retained earnings	Effects of merger of companies under common control	Available for sale investments	Cash flow hedge	Income tax	Retained earnings from prior years	Income for the period	Provision for mandatory dividends	Total attributable to shareholders	Non- controlling interest	Total Equity
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Shareholders Equity as of December 31, 2011	891,303	803,651	(2,224)	3,077	394	(639)	-	435,084	(130,525)	2,000,121	33,801	2,033,922
Distribution of income from prior year	-	-	-	-	-	-	435,084	(435,084)	-	-	-	-
Shareholders Equity as of January 01, 2012	891,303	803,651	(2,224)	3,077	394	(639)	435,084	-	(130,525)	2,000,121	33,801	2,033,922
Increase or decrease of capital and reserves	-	-	-	-	-	-	-	-	-	-	-	-
Dividends distributions/ withdrawals made	-	-	-	-	-	-	(261,051)	-	130,525	(130,526)	(4,211)	(134,737)
Other changes in equity	-	174,033	-	-	-	-	(174,033)	-	-	-	(3)	(3)
Provisions for mandatory dividends	-	-	-	-	-	-	-	-	(82,442)	(82,442)	-	(82,442)
Subtotals	-	174,033	-	-	-	-	(435,084)	-	48,083	(212,968)	(4,214)	(217,182)
Other comprehensive income	-	-	-	(7,118)	1,374	1,084	-	-	-	(4,660)	55	(4,605)
Income for the period	-	-	-	-	-	-	-	274,806	-	274,806	3,843	278,649
Subtotals	-	-	-	(7,118)	1,374	1,084	-	274,806	-	270,146	3,898	274,044
Shareholders Equity as of September 30, 2012	891,303	977,684	(2,224)	(4,041)	1,768	445	-	274,806	(82,442)	2,057,299	33,485	2,090,784

Shareholders Equity as of December 31, 2012	891,303	977,684	(2,224)	(10,041)	5,315	945	-	388,282	(116,486)	2,134,778	34,265	2,169,043
Distribution of income from prior year	-	-	-	-	-	-	388,282	(388,282)	-	-	-	-
Shareholders Equity as of January 01, 2013	891,303	977,684	(2,224)	(10,041)	5,315	945	388,282	-	(116,486)	2,134,778	34,265	2,169,043
Increase or decrease of capital and reserves	-	-	-	-	-	-	-	-	-	-	-	-
Dividends distributions/ withdrawals made	-	-	-	-	-	-	(232,780)	-	116,486	(116,294)	(7,871)	(124,165)
Other changes in equity	-	155,502	-	-	-	-	(155,502)	-	-	-	(14)	(14)
Provision for mandatory dividends	-	-	-	-	-	-	-	-	(80,383)	(80,383)	-	(80,383)
Subtotals	-	155,502	-	-	-	-	(388,282)	-	36,103	(196,677)	(7,885)	(204,562)
Other comprehensive income	-	-	-	9,435	(599)	(1,767)	-	-	-	7,069	1	7,070
Income for the period	-	-	-	-	-	-	-	267,944	-	267,944	1,007	268,951
Subtotals	-	-	-	9,435	(599)	(1,767)	-	267,944	-	275,013	1,008	276,021
Shareholders Equity as of September 30, 2013	891,303	1,133,186	(2,224)	(606)	4,716	(822)	-	267,944	(80,383)	2,213,114	27,388	2,240,502

Period	Total attributable to Bank shareholders	Allocated to reserves	Allocated to dividends	Percentage distributed	Number of	Dividend per share
	MCh$	MCh$	MCh$	%	Shares	(in pesos)

Year 2012 (Shareholders Meeting April 2013) (*)	387,967	155,187	232,780	60	188,446,126,794	1.235

Year 2011 (Shareholders Meeting April 2012) (*)	435,084	174,033	261,051	60	188,446,126,794	1.385

(*) For presentation purposes this amount has been adjusted to reflect the requirements established by IAS 19 – Revised to initial balances for the first application against reserves retrospectively, however for dividend calculation the adjustment has not been considered. The adjustment amounted Ch$315 million and Ch$1,101 million as of December 31, 2012 and 2011.

Financial Statements 2013 / Banco Santander Chile 6

Banco Santander Chile and Subsidiaries

UNAUDITED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS FOR THE PERIOD

		For the nine months ended September 30,
		2013	2012
	NOTE	MCh$	MCh$

A - CASH FLOWS FROM OPERATING ACTIVITIES
CONSOLIDATED INCOME BEFORE TAX		321,898	324,093
Debits (credits) to income that do not represent cash flows		(655,418)	(653,151)
Depreciation and amortization	31	46,626	40,321
Impairment of property, plant, and equipment	13	213	88
Provision for loan losses	28	315,086	298,555
Mark to market of trading investments		(9,427)	(10,228)
Income from investments in other companies		(1,494)	(1,250)
Net gain on sale of assets received in lieu of payment	32	(14,104)	(7,767)
Provisions for assets received in lieu of payment	32	1,997	3,586
Net income arising from sale of investment in other companies	32	-	(599)
Net gain on sale of property, plant and equipment	32	(289)	(6,208)
Charge off of assets received in lieu of payment	32	6,751	6,250
Net interest income	24	(782,753)	(759,743)
Net fee and commission income	25	(173,696)	(195,336)
Debits (credits) to income that do not represent cash flows		(51,130)	7,281
Changes in assets and liabilities due to deferred taxes	14	6,802	(28,101)
Increase/decrease in operating assets and liabilities		993,281	(545,130)
Increase of loans and accounts receivables from customers, net		(1,436,814)	(955,220)
(Increase) decrease in foreign investments		370,556	133,784
(Investments in) proceeds from maturity of resale agreements (assets)		(27,196)	(139,094)
(Increase) decrease of Interbank loans		54,163	(22,702)
(Increase) decrease of assets received or awarded in lieu of payment		(7,808)	33,443
Increase in checking accounts		149,872	65,944
Increase of time deposits and other time liabilities		583,912	421,846
Increase of other demand liabilities or time obligations		137,237	121,431
Decrease of obligations with foreign banks		211,796	(443,304)
Decrease of obligations with Central Bank of Chile		(140)	(364)
Increase (decrease) due to repurchase agreements (liabilities)		84,839	(425,536)
(Decrease) increase of other financial liabilities		8,729	13,028
Net increase of other assets and liabilities		(305,329)	(351,872)
Payments of letters of credit		(29,453)	(39,587)
Senior bond issuances		566,711	581,088
Payments of senior bonds and payments of interest		(328,295)	(446,516)
Interest received		1,340,365	1,382,224
Interest paid		(502,358)	(624,425)
Dividends received from investments in other companies		1,745	810
Fees and commissions received	25	258,141	270,721
Fees and commissions paid	25	(84,445)	(75,385)
Income tax	14	(52,947)	(45,444)
Net cash flow provided by (used in) operating activities		659,761	(874,188)

Financial Statements 2013 / Banco Santander Chile 7

Banco Santander Chile and Subsidiaries

UNAUDITED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS FOR THE PERIOD

		For the nine months ended September 30,
		2013	2012
	NOTE	MCh$	MCh$

B - CASH FLOWS FROM INVESTMENT ACTIVITIES
Purchases of property, plant, and equipment	13	(16,646)	(17,474)
Sales of property, plant, and equipment	13	242	5,152
Purchases from investments in other companies		(1,441)	(61)
Sales from investments in other companies		-	401
Purchases of intangible assets	12	(7,765)	(19,452)
Net cash flow used in investment activities		(25,610)	(31,434)

C - CASH FLOWS FROM FINANCING ACTIVITIES
From shareholders’ financing activities		(270,210)	(279,861)
Increase of other obligations		-	77
Payments of subordinated bonds and payments of interest		(37,430)	(18,887)
Dividends paid		(232,780)	(261,051)
From non-controlling interest financing activities		(7,871)	(4,211)
Dividends and/or withdrawals paid		(7,871)	(4,211)
Net cash flow used in financing activities		(278,081)	(284,072)

D – NET DECREASE IN CASH AND CASH EQUIVALENTS DURING THE PERIOD		356,070	(1,189,694)

E – EFFECTS OF FOREIGN EXCHANGE RATE FLUCTUATIONS		(5,979)	(9,712)

F - INITIAL BALANCE OF CASH AND CASH EQUIVALENTS		1,485,728	2,980,669

FINAL BALANCE OF CASH AND CASH EQUIVALENTS	5	1,835,819	1,781,263

	For the nine months ended September 30,
Reconciliation of provisions for the Unaudited Consolidated Interim Statement of Cash Flows for the period	2013 MCh$	2012 MCh$

Provisions for loan losses for cash flows purposes	315,086	298,555
Recovery of loans previously charged off	(39,094)	(22,240)
Provision for loan losses - net	275,992	276,315

Financial Statements 2013 / Banco Santander Chile 8

Banco Santander Chile and Subsidiaries
Notes to the Unaudited Consolidated Interim Financial Statements
AS OF SEPTEMBER 30, 2013 AND DECEMBER 31, 2012 AND FOR THE THREE-MONTH AND NINEMONTH
PERIODS ENDED SEPTEMBER 30, 2013 AND 2012

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

CORPORATE INFORMATION

Banco Santander Chile (formerly Banco Santiago) is a corporation (limited company bank) organized under the laws of the Republic of Chile, headquartered at Bandera #140, Santiago, which provides a broad range of general banking services to its customers, from individuals to major corporations. Banco Santander Chile and its subsidiaries (collectively referred to herein as the “Bank” or “Banco Santander Chile”) offer commercial and consumer banking services, as well as other services, including factoring, collection, leasing, securities and insurance brokerage, mutual and investment fund management, and investment banking.

A Special Meeting of Shareholders of Banco Santiago was held on July 18, 2002, the minutes of which were notarized as a public deed on July 19, 2002 at the Notarial Office of Santiago in the presence of the Notary Nancy de la Fuente Hernández, and it was agreed to merge Banco Santander Chile with Banco Santiago by merging the former into the latter, which acquired the former’s assets and liabilities. It was likewise agreed to dissolve Banco Santander Chile in advance and change the name of Banco Santiago to Banco Santander Chile. This change was authorized by Resolution No.79 of the Superintendency of Banks and Financial Institutions (SBIF), adopted on July 26, 2002, published in the Official Journal on August 1, 2002 and registered on page 19,992 under number 16,346 for the year 2002 in the Registry of Commerce of the Curator of Real Estate of Santiago.

In addition to the amendments to the bylaws discussed above, the bylaws have been amended on multiple occasions, the last time at the Special Shareholders Meeting of April 24, 2007, the minutes of which were notarized as a public deed on May 24, 2007 at the Notarial Office of Nancy de la Fuente Hernández. This amendment was approved pursuant to Resolution No.61 of September 6, 2007 of the Superintendency of Banks and Financial Institutions. An extract thereof and the resolution were published in the Official Journal of September 23, 2007 and registered in the Registry of Commerce for 2007 on page 24,064 under number 17,563 of the aforementioned Curator.

By means of this last amendment, Banco Santander Chile, pursuant to its bylaws and as approved by the Superintendency of Banks and Financial Institutions, may also use the names Banco Santander Santiago or Santander Santiago or Banco Santander or Santander.

Banco Santander Spain controls Banco Santander-Chile through its holdings in Teatinos Siglo XXI Inversiones S.A. and Santander-Chile Holding S.A., which are controlled subsidiaries of Banco Santander Spain. As of September 30, 2013 Banco Santander Spain owns or controls directly and indirectly 99.5% of the Santander-Chile Holding S.A. and 100% of Teatinos Siglo XXI Inversiones S.A. This gives Banco Santander Spain control over 67.18% of the Bank’s shares.

a)	Basis of preparation

These Unaudited Consolidated Interim Financial Statements have been prepared in accordance with the Compendium of Accounting Standards issued by the Superintendency of Banks and Financial Institutions (SBIF), the Chilean regulatory agency. The General Banking Law set out in its article 15 indicates that, that banks must apply accounting standards established by SBIF. In any other matter, the Bank must apply general accepted standards issued by the Colegio de Contadores de Chile A.G (Association of Chilean Accountants), which coincide with International Financial Reporting Standards (IFRS). In the event of discrepancies between the accounting principles and accounting standards issued by the SBIF (Compendium of Accounting Standards), the latter shall prevail.

For purposes of these financial statements we use certain terms and conventions. References to “US$”, “U.S. dollars” and “dollars” are to United States dollars, references to “EUR” are to European Economic Community Euro, references to “CNY” are to Chinese Yuan or renminbi , references to “CHF” are to Swiss franc, references to “Chilean pesos,” “pesos” or “Ch$” are to Chilean pesos, and references to “UF” are to Unidades de Fomento. The UF is an inflation-indexed Chilean monetary unit with a value in Chilean pesos that changes daily to reflect changes in the official Consumer Price Index (“CPI”) of the Instituto Nacional de Estadísticas (the Chilean National Institute of Statistics) for the previous month.

Financial Statements 2013 / Banco Santander Chile 9

Banco Santander Chile and Subsidiaries
Notes to the Unaudited Consolidated Interim Financial Statements
AS OF SEPTEMBER 30, 2013 AND DECEMBER 31, 2012 AND FOR THE THREE-MONTH AND NINEMONTH
PERIODS ENDED SEPTEMBER 30, 2013 AND 2012

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

b)	Basis of preparation for the Unaudited Consolidated Interim Financial Statements

The unaudited consolidated interim financial statements as of September 30, 2013 and December 31, 2012 and for the three-month and nine-month periods ended September 30, 2013 and 2012, respectively, incorporate the financial statements of the Bank and its controlled entities (its subsidiaries). Control is achieved when the Bank meets the following requirements under IFRS 10. Specifically, the Bank controls an investee if and only if the Bank has all the following:

i.	Power over the investee (i.e. existing rights that give it the current ability to direct the relevant activities of the investee);
ii.	Exposure, or rights, to variable returns from its involvement with the investee; and
iii.	The ability to use its power over the investee to affect its returns.

When the Bank has less than a majority of the voting rights of an investee, it has power over the investee when the voting rights are sufficient to give it the practical ability to direct the relevant activities of the investee unilaterally. The Bank considers all relevant facts and circumstances in assessing whether or not the Bank’s voting rights in an investee are sufficient to give it power, including:

•	The size of the Bank’s holding of voting rights relative to the size and dispersion of holdings of the other vote holders;
•	Potential voting rights held by the Bank, other vote holders or other parties;
•	Rights arising from other contractual arrangements; and
•	Any additional facts and circumstances that indicate that the Bank has, or does not have, the current ability to direct the relevant activities at the time that decisions need to be made, including voting patterns at previous Shareholders’ meetings.

The Bank reassesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control listed above.

The financial statements of subsidiaries are consolidated with those of the Bank. Accordingly, when necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies in line with the Bank’s accounting policies and all the balances and transactions between the consolidated companies are eliminated through the consolidation process.

In addition, third parties’ shares in the Consolidated Bank’s equity are presented as “Non-controlling interests” in the Unaudited Consolidated Interim Statement of Financial Position. Their share in the income for the period is presented under “Attributable to non-controlling interests” in the Unaudited Consolidated Interim Statement of Income.

The following companies are considered entities controlled by the Bank and are therefore within the scope of consolidation:

i.	Entities controlled by the Bank through participation in equity

	Percent ownership share
	As of September 30,			As of December 31,			As of September 30,
Subsidiaries	2013			2012			2012
	Direct %	Indirect %	Total %	Direct %	Indirect %	Total %	Direct %	Indirect %	Total %

Santander Corredora de Seguros Limitada	99.75	0.01	99.76	99.75	0.01	99.76	99.75	0.01	99.76
Santander S.A. Corredores de Bolsa	50.59	0.41	51.00	50.59	0.41	51.00	50.59	0.41	51.00
Santander Asset Management S.A. Administradora General de Fondos	99.96	0.02	99.98	99.96	0.02	99.98	99.96	0.02	99.98
Santander Agente de Valores Limitada	99.03	-	99.03	99.03	-	99.03	99.03	-	99.03
Santander S.A. Sociedad Securitizadora	99.64	-	99.64	99.64	-	99.64	99.64	-	99.64
Santander Servicios de Recaudación y Pagos Limitada	99.90	0.10	100.00	99.90	0.10	100.00	99.90	0.10	100.00

Financial Statements 2013 / Banco Santander Chile 10

Banco Santander Chile and Subsidiaries
Notes to the Unaudited Consolidated Interim Financial Statements
AS OF SEPTEMBER 30, 2013 AND DECEMBER 31, 2012 AND FOR THE THREE-MONTH AND NINEMONTH
PERIODS ENDED SEPTEMBER 30, 2013 AND 2012

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued:

ii.	Entities controlled by the Bank through other considerations

-	Santander Gestión de Recaudación y Cobranza Limitada (collection services)
-	Multinegocios S.A. (management of sales force)
-	Servicios Administrativos y Financieros Limitada (management of sales force)
-	Fiscalex Limitada (collection services)
-	Multiservicios de Negocios Limitada (call center)
-	Bansa Santander S.A. (management of repossessed assets and properties leasing)

iii.	Investments in associates

Associates are those entities over which the Bank exercises significant influence, usually because it holds 20% or more of the entity’s voting power. Investments in associates are accounted for using the “equity method.”

The following companies are considered “Associates” in which the Bank accounts for its participation using the equity method:

	Percent ownership share
Associates	As of September 30,	As of December 31,	As of September 30,
	2013	2012	2012
	%	%	%
Redbanc S.A.	33.43	33.43	33.43
Transbank S.A.	25.00	25.00	25.00
Centro de Compensación Automatizado	33.33	33.33	33.33
Sociedad Interbancaria de Depósito de Valores S.A.	29.28	29.28	29.28
Cámara Compensación de Alto Valor S.A.	14.14	14.14	14.14
Administrador Financiero del Transantiago S.A.	20.00	20.00	20.00
Sociedad Nexus S.A.	12.90	12.90	12.90
Servicios de Infraestructura de Mercado OTC S.A.	11.11	-	-

In the case of Nexus S.A. and Cámara Compensación de Alto Valor S.A., Banco Santander Chile has a representative on the Board of Directors. According to this, the Bank has concluded that it exerts significant influence over those entities.

iv.	Share or rights in other companies

The Bank and its subsidiaries have certain investments in share because they are required to obtain such right in order to operate their business. The ownership interest in these companies is less than 1%. These holdings are shown at purchase value.

c)	Non-controlling interest

Non-controlling interest represents the portion of gains and losses and net assets not attributable, directly or indirectly, to the Bank. It is presented as “Attributable to non-controlling interest” separately in the Unaudited Consolidated Interim Statement of Income, and separately from shareholders’ equity in the Unaudited Consolidated Interim Statement of Financial Position.

For entities controlled by the Bank through other considerations, their gains and losses and net assets is completely presented as Attributable to non-controlling interest, due to the Bank exercise control over those entities, but do not have equity participation

d)	Operating segments

The Bank discloses separate information for each operating segment that:

i.	has been identified as such;
ii.	exceeds the quantitative thresholds required for a segment.

Financial Statements 2013 / Banco Santander Chile 11

Banco Santander Chile and Subsidiaries
Notes to the Unaudited Consolidated Interim Financial Statements
AS OF SEPTEMBER 30, 2013 AND DECEMBER 31, 2012 AND FOR THE THREE-MONTH AND NINEMONTH
PERIODS ENDED SEPTEMBER 30, 2013 AND 2012

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Operating segments with similar economic characteristics often have a similar long-term financial performance. Two or more segments can be combined only if aggregation is consistent with the basic policies of the International Financial Reporting Standards N°8 “Operating Segments” (IFRS 8) and the segments have similar economic characteristics and are similar in each of the following respects:

i.	the nature of the products and services;
ii.	the nature of the production processes;
iii.	the type or class of customers that use their products and services;
iv.	the methods used to distribute their products or services; and
v.	if applicable, the nature of the regulatory environment, for example, banking, insurance, or public utilities.

The Bank reports separately on each operating segment that exceeds any of the following quantitative thresholds:

i.	Its reported revenue, from both external customers and intersegment sales or transfers, is 10% or more of the combined internal and external revenue of all operating segments.

ii.	The absolute amount of its reported profit or loss is 10% or more of the greater in absolute amount of: (i) the combined reported profit of all the operating segments that did not report a loss and; (ii) the combined reported loss of all operating segments that reported a loss.

iii.	Its assets represent 10% or more of the combined assets of all the operating segments.

Operating segments that do not meet any of the quantitative thresholds may be treated as segments to be reported, in which case the information must be disclosed separately if management believes it would be useful to users of the financial statements.

Information about operating segments not separately reported (and not meeting the requirements to report separately) is aggregated and disclosed in the “Other segments” category.

According to the information presented, the Bank’s segments were determined under the following definitions: An operating segment is a component of an entity:

i.	that engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses from transactions with other components of the same entity);
ii.	whose operating results are regularly reviewed by the entity’s chief executive officer, who makes decisions about resources allocated to the segment and assess its performance; and
iii.	for which discrete financial information is available.

e)	Functional and presentation currency

According to International Accounting Standard No.21 “The Effects of Changes in Foreign Exchange Rates” (IAS 21), the Chilean peso, which is the currency of the primary economic environment in which the Bank operates and the currency which influences its costs and revenues structure, has been defined as the Bank’s functional and presentation currency.

Accordingly, all balances and transactions denominated in currencies other than the Chilean Peso are treated as “foreign currency.”

f)	Foreign currency transactions

The Bank grants loans and accepts deposits in amounts denominated in foreign currencies, mainly the U.S. dollar. Assets and liabilities denominated in foreign currencies and only held by the Bank are translated to Chilean pesos based on the market rate published by Reuters at 1:30 p.m. on the last business day of every month; the rates used were Ch$504.70 and Ch$474.70 per US$1 as of September 30, 2013 and 2012 respectively (Ch$478.85 per US$1 as of December 31, 2012).

The amounts of net foreign exchange profits and losses include recognition of the effects that exchange rate fluctuations have on assets and liabilities denominated in foreign currencies and the profits and losses on foreign exchange spot and forward transactions undertaken by the Bank.

Financial Statements 2013 / Banco Santander Chile 12

Banco Santander Chile and Subsidiaries
Notes to the Unaudited Consolidated Interim Financial Statements
AS OF SEPTEMBER 30, 2013 AND DECEMBER 31, 2012 AND FOR THE THREE-MONTH AND NINEMONTH
PERIODS ENDED SEPTEMBER 30, 2013 AND 2012

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

g)	Definitions and classification of financial instruments

i.	Definitions

A “financial instrument” is any contract that gives rise to a financial asset of one entity, and a financial liability or equity instrument of another entity.

An “equity instrument” is any contract that evidences a residual interest in the assets of an entity after deducting all of its liabilities.

A “Financial derivative” is a financial instrument whose value changes in response to the changes in an observable market variable (such as an interest rate, a foreign exchange rate, a financial instrument’s price, or a market index, including credit ratings), whose initial investment is very small compared with other financial instruments having a similar response to changes in market factors, and which is generally settled at a future date.

“Hybrid financial instruments” are contracts that simultaneously include a non-derivative host contract together with a financial derivative, known as an embedded derivative, which is not separately transferable and has the effect that some of the cash flows of the hybrid contract vary in a way similar to a stand-alone derivative.

ii.	Classification of financial assets for measurement purposes

The financial assets are initially classified into the various categories used for management and measurement purposes.

Financial assets are included for measurement purposes in one of the following categories:

-	Trading investments portfolio (at fair value through profit and loss): this category includes the financial assets acquired for the purpose of generating profits in the short term from fluctuations in their prices. This category includes the portfolio of trading investments and financial derivative contracts not designated as hedging instruments.

-	Available for sale investments portfolio, includes debt instruments not classified as: “held-to-maturity investments,” “Credit investments (loans and accounts receivable from customers or interbank loans)” or “Financial assets at fair value through profit or loss.” Available for sale (AFS) investments are initially recorded at cost, which includes transaction costs that are directly attributable to the acquisition. AFS instruments are subsequently measured at fair value, or based on appraisals made with the use of internal models when appropriate. Unrealized gains or losses arising from changes in fair value are recorded as a debit or credit under the heading “Other comprehensive income” within equity. When these investments are disposed or become impaired, the cumulative gains or losses previously recognized in “Other comprehensive income” are transferred to the Unaudited Consolidated Interim Statement of Income under “Net income from financial operations.”

-	Held to maturity instruments portfolio: this category includes debt securities traded on an active market, with a fixed maturity, and with fixed or determinable payments, for which the Bank has both the intent and a proven ability to hold to maturity. Held to maturity investments are recorded at their amortized cost plus interest earned, less any impairment losses established when their carrying amount exceeds the present value of estimated future cash flows, using the effective interest method.

-	Credit investments (loans and accounts receivable from customers or interbank loans): this category includes financing granted to third parties, based on their nature, regardless of the class of borrower and the form of financing. Includes loans and accounts receivable from customers, interbank loans, and financial lease transactions in which the Bank acts as lessor. Loans and receivable shall be measured at amortized cost using the effective interest method.

Financial Statements 2013 / Banco Santander Chile 13

Banco Santander Chile and Subsidiaries
Notes to the Unaudited Consolidated Interim Financial Statements
AS OF SEPTEMBER 30, 2013 AND DECEMBER 31, 2012 AND FOR THE THREE-MONTH AND NINEMONTH
PERIODS ENDED SEPTEMBER 30, 2013 AND 2012

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

iii.	Classification of financial assets for presentation purposes

Financial assets are classified by their nature into the following line items in the consolidated financial statements:

-	Cash and deposits in banks: This line includes cash balances, checking accounts and on-demand deposits with the Central Bank of Chile and other domestic and foreign financial institutions. Amounts invested or received as overnight deposits are included in this item.

-	Cash items in process of collection: This item includes the values of executed transactions which defer the payment of purchase-sale transactions or the delivery of the foreign currency acquired.

-	Trading investments: This item includes financial instruments held-for-trading and investments in mutual funds which must be adjusted to their fair value in the same way as instruments acquired for trading.

-	Financial derivative contracts: Financial derivative contracts with positive fair values are presented in this item. It includes both stand-alone contracts as well as derivatives that should and can be separated from a host contract, whether they are for trading or hedging, as shown in Note 7 to the Unaudited Consolidated Interim Financial Statements.

-	Trading derivatives: Includes the fair value of derivatives which do not qualify for hedge accounting, including embedded derivatives separated from hybrid financial instruments.

-	Hedging derivatives: Includes the fair value of derivatives designated as hedging instruments in hedge accounting, including the embedded derivatives separated from the hybrid financial instruments designated as hedging instruments in hedge accounting.

-	Interbank loans: This item includes the balances of transactions with domestic and foreign banks, including the Central Bank of Chile, other than those reflected in the preceding items.

-	Loans and accounts receivables from customers: These loans are non-derivative financial assets for which fixed or determined amounts are charged, that are not listed on an active market and which the Bank does not intend to sell immediately or in the short term. When the Bank is the lessor in a lease, and it substantially transfers the risks and benefits incidental to the leased asset, the transaction is presented in loans and accounts receivable from customers.

-	Investment instruments: These are classified into two categories; held-to-maturity investments, and available-for-sale investments. The held-to-maturity investment category includes only those instruments for which the Bank has the ability and intent to hold them until their maturity. The remaining investments are classified as available for sale.

iv.	Classification of financial liabilities for measurement purposes

The financial liabilities are initially classified into the various categories used for management and measurement purposes.

Financial liabilities are included, for measurement purposes, in one of the following categories:

-	Financial liabilities held for trading (at fair value through profit or loss): financial liabilities issued to generate short-term profits from fluctuations in their prices, financial derivatives not deemed to qualify for hedge accounting and financial liabilities arising from firm commitment of financial assets purchased under repurchase agreements or borrowed (“short positions”).

-	Financial liabilities at amortized cost: financial liabilities, regardless of their class and maturity, not included in any of the aforementioned categories which arise from the borrowing activities of financial institutions.

Financial Statements 2013 / Banco Santander Chile 14

Banco Santander Chile and Subsidiaries
Notes to the Unaudited Consolidated Interim Financial Statements
AS OF SEPTEMBER 30, 2013 AND DECEMBER 31, 2012 AND FOR THE THREE-MONTH AND NINEMONTH
PERIODS ENDED SEPTEMBER 30, 2013 AND 2012

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

v.	Classification of financial liabilities for presentation purposes

The financial liabilities are classified by their nature into the following line items in the Unaudited Consolidated Interim Statement of Financial Position:

-	Deposits and other demand liabilities: this item includes all on-demand obligations except for term savings accounts, which are not considered on-demand instruments in view of their special characteristics. Obligations whose payment may be required during the period are deemed to be on-demand obligations. Operations which become callable the day after the closing date are not treated as on-demand obligations.

-	Cash items in process of being cleared: this item includes the balances of asset purchases that are not settled on the same day and for sales of foreign currencies not delivered.

-	Obligations under repurchase agreements: this item includes the balances of sales of financial instruments under repurchase and loan agreements.

-	Time deposits and other demand liabilities: this item shows the balances of deposit transactions in which a term at the end of which they become callable has been stipulated.

-	Financial derivative contracts: this item includes financial derivative contracts with negative fair values (i.e. against the Bank), whether they are for trading or for hedge accounting, as set forth in Note 8.

-	Trading derivatives: Includes the fair value of derivatives which do not qualify for hedge accounting, including embedded derivatives separated from hybrid financial instruments.

-	Hedging derivatives: Includes the fair value of the derivatives designated as hedging instruments, including embedded derivatives separated from hybrid financial instruments and designated as hedging instruments.

-	Interbank borrowings: This item includes obligations due to other domestic banks, foreign banks, or the Central Bank of Chile, which were not classified in any of the previous categories.

-	Debt instruments issued: This encompasses three items; Obligations under letters of credit, Subordinated bonds and Senior bonds placed in the local and foreign market.

-	Other financial liabilities: This item includes credit obligations to persons other than domestic banks, foreign banks, or the Central Bank of Chile, for financing purposes or operations in the normal course of business.

h)	Valuation of financial assets and liabilities and recognition of fair value changes

In general, financial assets and liabilities are initially recorded at fair value which, in the absence of evidence to the contrary, is deemed to be the transaction price. Financial instruments not measured at fair value through profit or loss includes transaction costs. Subsequently, and at the end of each reporting period, they are measured pursuant to the following criteria:

i.	Valuation of financial assets

Financial assets are measured according to their fair value, gross of any transaction costs that may be incurred for their sale, except for loans and accounts receivable.

According to IFRS 13 Fair Value Measurement (effective date from January 1, 2013), “fair value” is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction in the principal (or most advantageous) market at the measurement date under current market conditions (ie an exit price) regardless of whether that price is directly observable or estimated using another valuation technique. A fair value measurement is for a particular asset or liability. Therefore, when measuring fair value an entity shall take into account thecharacteristics of the asset or liability if market participants would take those characteristics into account when pricing the asset or liability at the measurement date.

Financial Statements 2013 / Banco Santander Chile 15

Banco Santander Chile and Subsidiaries
Notes to the Unaudited Consolidated Interim Financial Statements
AS OF SEPTEMBER 30, 2013 AND DECEMBER 31, 2012 AND FOR THE THREE-MONTH AND NINEMONTH
PERIODS ENDED SEPTEMBER 30, 2013 AND 2012

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

A fair value measurement assumes that the transaction to sell the asset or transfer the liability takes place either: (a) in the principal market for the asset or liability; or (b) in the absence of a principal market, in the most advantageous market for the asset or liability. Even when there is no observable market to provide pricing information about the sale of an asset or the transfer of a liability at the measurement date, a fair value measurement shall assume that a transaction takes place at that date, considered from the perspective of a market participant that holds the asset or owns the liability. That assumed transaction establishes a basis for estimating the price to sell the asset or to transfer the liability.

When using valuation techniques, the Bank shall maximise the use of relevant observable inputs and minimise the use of unobservable inputs as available. If an asset or a liability measured at fair value has a bid price and an ask price, the price within the bid-ask spread that is most representative of fair value in the circumstances shall be used to measure fair value regardless of where the input is categorised within the fair value hierarchy (ie Level 1, 2 or 3). IFRS 13 establishes a fair value hierarchy that categorises into three levels the inputs to valuation techniques used to measure fair value. The fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1 inputs) and the lowest priority to unobservable inputs (Level 3 inputs).

All derivatives are recorded in the Unaudited Consolidated Interim Statements of Financial Position at the fair value from their trade date. If their fair value is positive, they are recorded as an asset, and if their fair value is negative, they are recorded as a liability. The fair value on the trade date is deemed, in the absence of evidence to the contrary, to be the transaction price. The changes in the fair value of derivatives from the trade date are recorded in “Net income from financial operations” in the Unaudited Consolidated Interim Statement of Income.

Specifically, the fair value of financial derivatives included in the portfolios of financial assets or liabilities held for trading is deemed to be their daily quoted price. If, for exceptional reasons, the quoted price cannot be determined on a given date, the fair value is determined using similar methods to those used to measure over the counter (OTC) derivatives. The fair value of OTC derivatives is the sum of the future cash flows resulting from the instrument, discounted to present value at the date of valuation (“present value” or “theoretical close”) using valuation techniques commonly used by the financial markets: “net present value” (NPV) and option pricing models, among other methods. Also, within the fair value of derivatives are included Credit Valuation Adjustment (CVA), all with the objective that the fair value of each instrument includes the credit risk of its counterparty.

“Loans and accounts receivable from customers” and “Held-to-maturity investments” are measured at amortized cost using the “effective interest method.” “Amortized cost” is the acquisition cost of a financial asset or liability, plus or minus, as appropriate, prepayments of principal and the cumulative amortization (recorded in the consolidated income statement) of the difference between the initial cost and the maturity amount as calculated under the effective interest rate method. For financial assets, amortized cost also includes any reductions for impairment or uncollectibility. For loans and accounts receivable designated as hedged items in fair value hedges, the changes in their fair value related to the risk or risks being hedged is recorded in “Net income from financial operations”.

The “effective interest rate” is the discount rate that exactly matches the initial amount of a financial instrument to all its estimated cash flows over its remaining life. For fixed-rate financial instruments, the effective interest rate coincides with the contractual interest rate established on the acquisition date plus, where applicable, the fees and transaction costs that, because of their nature, are a part of the financial return. For floating-rate financial instruments, the effective interest rate coincides with the rate of return prevailing until the next benchmark interest reset date.

Equity instruments whose fair value cannot be determined in a sufficiently objective manner and financial derivatives that have those instruments as their underlying assets and are settled by delivery of those instruments are measured at acquisition cost, adjusted, where appropriate, by any related impairment loss.

The amounts at which the financial assets are recorded represent, in all material respects, the Bank’s maximum exposure to credit risk at each reporting date. The Bank has also received collateral and other credit enhancements to mitigate its exposure to credit risk, which consist mainly of mortgage guarantees, equity instruments and personal securities, assets leased out under leasing and rental agreements, assets acquired under repurchase agreements, securities loans and derivatives.

Financial Statements 2013 / Banco Santander Chile 16

Banco Santander Chile and Subsidiaries
Notes to the Unaudited Consolidated Interim Financial Statements
AS OF SEPTEMBER 30, 2013 AND DECEMBER 31, 2012 AND FOR THE THREE-MONTH AND NINEMONTH
PERIODS ENDED SEPTEMBER 30, 2013 AND 2012

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

ii.	Valuation of financial liabilities

In general, financial liabilities are measured at amortized cost, as defined above, except for those financial liabilities designated as hedged items or hedging instruments and financial liabilities held for trading, which are measured at fair value.

iii.	Valuation techniques

Financial instruments at fair value, determined on the basis of price quotations in active markets, include government debt securities, private sector debt securities, equity shares, short positions, and fixed-income securities issued.

In cases where price quotations cannot be observed, the Management makes its best estimate of the price that the market would set using its own internal models. In most cases, these models use data based on observable market parameters as significant inputs and, in very specific cases, they use significant inputs not observable in market data. Various techniques are employed to make these estimates, including the extrapolation of observable market data.

The best evidence of the fair value of a financial instrument on initial recognition is the transaction price, unless the value of the instrument can be obtained from other market transactions performed with the same or similar instruments or can be measured by using a valuation technique in which the variables used include only observable market data, mainly interest rates.

The main techniques used as of September 30, 2013 and 2012 and as of December, 2012 by the Bank’s internal models to determine the fair value of the financial instruments are as follows:

i.	In the valuation of financial instruments permitting static hedging (mainly “forwards” and “swaps”), the “present value” method is used. Estimated future cash flows are discounted using the interest rate curves of the related currencies. The interest rate curves are generally observable market data.

ii.	In the valuation of financial instruments requiring dynamic hedging (mainly structured options and other structured instruments), the Black-Scholes model is normally used. Where appropriate, observable market inputs are used to obtain factors such as the bid-offer spread, exchange rates, volatility, correlation indexes and market liquidity.

iii.	In the valuation of certain financial instruments exposed to interest rate risk, such as interest rate futures, caps and floors, the present value method (futures) and the Black-Scholes model (plain vanilla options) are used. The main inputs used in these models are observable market data, including the related interest rate curves, volatilities, correlations and exchange rates.

The fair value of the financial instruments arising from the aforementioned internal models considers contractual terms and observable market data, which include interest rates, credit risk, exchange rates, quoted market price of shares, volatility and prepayments, among others. The valuation models are not significantly subjective, since these methodologies can be adjusted and evaluated, as appropriate, through the internal calculation of fair value and the subsequent comparison with the related actively traded price.

iv.	Recording results

As a general rule, changes in the carrying amount of financial assets and liabilities are recorded in the Unaudited Consolidated Interim Statement of Income, distinguishing between those arising from the accrual of interest, which are recorded under interest income or interest expense as appropriate, and those arising for other reasons, which are recorded at their net amount under “Net income from financial operations”.

In the case of trading investments, the fair value adjustments, interest income, indexation adjustment and foreign exchange, are included in the Unaudited Consolidated Interim Statement of Income under “Net income from financial operations.”

Adjustments due to changes in fair value from:

-	“Available-for-sale instruments” are recorded and accumulated under the heading “Other comprehensive income” within Equity.

Financial Statements 2013 / Banco Santander Chile 17

Banco Santander Chile and Subsidiaries
Notes to the Unaudited Consolidated Interim Financial Statements
AS OF SEPTEMBER 30, 2013 AND DECEMBER 31, 2012 AND FOR THE THREE-MONTH AND NINEMONTH
PERIODS ENDED SEPTEMBER 30, 2013 AND 2012

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

-	When AFS instruments are disposed of or determined to be impaired, the cumulative gain or loss previously accumulated as “Other comprehensive income” is reclassified to the Unaudited Consolidated Interim Statement of Income.

v.	Hedging transactions

The Bank uses financial derivatives for the following purposes:

i)	to sell to customers who request these instruments in the management of their market and credit risks,
ii)	to use these derivatives in the management of the risks of the Bank entities’ own positions and assets and liabilities (“hedging derivatives”), and
iii)	to obtain profits from changes in the price of these derivatives (“trading derivatives”).

All financial derivatives that do not qualify for hedge accounting are accounted for as “trading derivatives.”

A derivative qualifies for hedge accounting if all the following conditions are met:

1.	The derivative hedges one of the following three types of exposure:

a.	Changes in the value of assets and liabilities due to fluctuations, among others, in the interest rate and/or exchange rate to which the position or balance to be hedged is subject (“fair value hedge”);
b.	Changes in the estimated cash flows arising from financial assets and liabilities, commitments and highly probable forecasted transactions (“cash flow hedge”);
c.	The net investment in a foreign operation (“hedge of a net investment in a foreign operation”).

2.	It is effective in offsetting exposure inherent in the hedged item or position throughout the expected term of the hedge, which means that:

a.	At the date of arrangement the hedge is expected, under normal conditions, to be highly effective (“prospective effectiveness”).
b.	There is sufficient evidence that the hedge was actually effective during the life of the hedged item or position (“retrospective effectiveness”).

3.	There must be adequate documentation evidencing the specific designation of the financial derivative to hedge certain balances or transactions and how this effective hedge was expected to be achieved and measured, provided that this is consistent with the Bank’s management of own risks.

The changes in the value of financial instruments qualifying for hedge accounting are recorded as follows:

a.	In fair value hedges, the gains or losses arising on both hedging instruments and the hedged items (attributable to the type of risk being hedged) are recorded directly in the Unaudited Consolidated Interim Statement of Income.

b.	In fair value hedges of interest rate risk on a portfolio of financial instruments, gains or losses that arise in measuring hedging instruments are recorded directly in the Unaudited Consolidated Interim Statement of Income, whereas gains or losses due to changes in fair value of the hedged item (attributable to the hedged risk) are recorded in the Unaudited Consolidated Interim Statement of Income as a charge or credit, as applicable, to “Net income from financial operations”.

c.	In cash flow hedges, the effective portion of the change in value of the hedging instrument is recorded under the heading “Cash flow hedge” within Equity component “Other comprehensive income”, until the hedged transaction occurs, thereafter being recorded in the Unaudited Consolidated Interim Statement of Income, unless the hedged transaction results in the recognition of non–financial assets or liabilities, in which case it is included in the cost of the non-financial asset or liability.

Financial Statements 2013 / Banco Santander Chile 18

Banco Santander Chile and Subsidiaries
Notes to the Unaudited Consolidated Interim Financial Statements
AS OF SEPTEMBER 30, 2013 AND DECEMBER 31, 2012 AND FOR THE THREE-MONTH AND NINEMONTH
PERIODS ENDED SEPTEMBER 30, 2013 AND 2012

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

d.	The differences in valuation of the hedging instrument corresponding to the ineffective portion of the cash flow hedging transactions are recorded directly in the Unaudited Consolidated Interim Statement of Income under “Net income from financial operations”.

If a derivative designated as a hedging instrument no longer meets the requirements described above due to expiration, ineffectiveness or for any other reason, the derivative is classified as a “trading derivative.” When “fair value hedging” is discontinued, the fair value adjustments to the carrying amount of the hedged item arising from the hedged risk are amortized to gain or loss from that date.

When cash flow hedges are discontinued, any cumulative gain or loss of the hedging instrument recognized in other comprehensive income under “Other comprehensive income” (from the period when the hedge was effective) remains recorded in equity until the hedged transaction occurs, at which time it is recorded in the Unaudited Consolidated Interim Statement of Income, unless the transaction is no longer expected to occur, in which case any cumulative gain or loss is recorded immediately in the Unaudited Consolidated Interim Statement of Income.

vi.	Derivatives embedded in hybrid financial instruments

Derivatives embedded in other financial instruments or in other host contracts are accounted for separately as derivatives if their risks and characteristics are not closely related to those of the host contracts, provided that the host contracts are not classified as “Other financial assets (liabilities) at fair value through profit or loss” or as “Trading investments portfolio”.

vii.	Offsetting of financial instruments

Financial asset and liability balances are offset, i.e., reported in the Unaudited Consolidated Interim Statements of Financial Position at their net amount, only if there is a legally enforceable right to offset the recorded amounts and the Banks intends either to settle them on a net basis or to realize the asset and settle the liability simultaneously.

viii.	Derecognition of financial assets and liabilities

The accounting treatment of transfers of financial assets depends on the extent and the manner in which the risks and rewards associated with the transferred assets are transferred to third parties:

i.	If the Bank transfers substantially all the risks and rewards of ownership to third parties, as in the case of unconditional sales of financial assets, sales under repurchase agreements at fair value at the date of repurchase, sales of financial assets with a purchased call option or written put option deeply out of the money, utilization of assets in which the transferor does not retain subordinated debt nor grants any credit enhancement to the new holders, and other similar cases, the transferred financial asset is derecognized from the Unaudited Consolidated Interim Statements of Financial Position and any rights or obligations retained or created in the transfer are simultaneously recorded.

ii.	If the Bank retains substantially all the risks and rewards of ownership associated with the transferred financial asset, as in the case of sales of financial assets under repurchase agreements at a fixed price or at the sale price plus interest, securities lending agreements under which the borrower undertakes to return the same or similar assets, and other similar cases, the transferred financial asset is not derecognized from the Unaudited Consolidated Interim Statements of Financial Position and continues to be measured by the same criteria as those used before the transfer. However, the following items are recorded:

-	An associated financial liability for an amount equal to the consideration received; this liability is subsequently measured at amortized cost.
-	Both the income from the transferred (but not removed) financial asset as well as any expenses incurred on the new financial liability.

iii.	If the Bank neither transfers nor substantially retains all the risks and rewards of ownership associated with the transferred financial asset—as in the case of sales of financial assets with a purchased call option or written put option that is not deeply in or out of the money, securitization of assets in which the transferor retains a subordinated debt or other type of credit enhancement for a portion of the transferred asset, and other similar cases—the following distinction is made:

Financial Statements 2013 / Banco Santander Chile 19

Banco Santander Chile and Subsidiaries
Notes to the Unaudited Consolidated Interim Financial Statements
AS OF SEPTEMBER 30, 2013 AND DECEMBER 31, 2012 AND FOR THE THREE-MONTH AND NINEMONTH
PERIODS ENDED SEPTEMBER 30, 2013 AND 2012

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

1.	If the transferor does not retain control of the transferred financial asset: the asset is removed from the Unaudited Consolidated Interim Statements of Financial Position and any rights or obligations retained or created in the transfer are recorded.

2.	If the transferor retains control of the transferred financial asset: it continues to be recorded in the Unaudited Consolidated Interim Statements of Financial Position for an amount equal to its exposure to changes in value and a financial liability associated with the transferred financial asset is recorded. The net carrying amount of the transferred asset and the associated liability is the amortized cost of the rights and obligations retained, if the transferred asset is measured at amortized cost, or the fair value of the rights and obligations retained, if the transferred asset is measured at fair value.

Accordingly, financial assets are only removed from the Unaudited Consolidated Interim Statements of Financial Position when the rights over the cash flows they generate have terminated or when all the inherent risks and rewards of ownership have been substantially transferred to third parties. Similarly, financial liabilities are only derecognized from the Unaudited Consolidated Interim Statements of Financial Position when the obligations specified in the contract are discharged or cancelled or the contract has matured.

i)	Recognizing income and expenses

The most significant criteria used by the Bank to recognize its revenues and expenses are summarized as follows:

i.	Interest revenue, interest expense, and similar items

Interest revenue and expense are recorded on an accrual basis using the effective interest method.

However, when a given operation or transaction is past due by 90 days or more, when it originated from a refinancing or renegotiation, or when the Bank believes that the debtor poses a high risk of default, the interest and adjustments pertaining to these transactions are not recorded directly in the Unaudited Consolidated Interim Statement of Income unless they have been actually received.

This interest and these adjustments are generally referred to as “suspended” and are recorded in suspense accounts which are not part of the Unaudited Consolidated Interim Statements of Income. Instead, they are reported as part of the complementary information thereto and as memorandum accounts (Note 24). This interest is recognized as income, when collected.

The resumption of interest income recognition of previously impaired loans only occurs when such loans became current (i.e., payments were received such that the loans are contractually past-due for less than 90 days) or they are no longer classified under the C3, C4, C5, or C6 categories (for loans individually evaluated for impairment).

Dividends received from companies classified as “Investments in associates and other companies” are recorded as income when the right to receive them arises.

ii.	Commissions, fees, and similar items

Fee and commission income and expenses are recognized in the Unaudited Consolidated Interim Statement of Income using criteria that vary according to their nature. The main criteria are:

-	Fee and commission income and expenses relating to financial assets and liabilities which are measured at fair value through profit or loss are recognized when they are earned.
-	Those arising from transactions or services that are performed over a period of time are recognized over the life of these transactions or services.
-	Those relating to services provided in a single act are recognized when the single act is performed.

iii.	Non-financial income and expenses

These are recognized for accounting purposes on an accrual basis.

Financial Statements 2013 / Banco Santander Chile 20

Financial Statements 2013 / Banco Santander Chile 20

Banco Santander Chile and Subsidiaries
Notes to the Unaudited Consolidated Interim Financial Statements
AS OF SEPTEMBER 30, 2013 AND DECEMBER 31, 2012 AND FOR THE THREE-MONTH AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2013 AND 2012

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

iv.	Loan arrangement fees

Fees that arise as a result of the origination of a loan, mainly application and analysis-related fees, are deferred and charged to in the Unaudited Consolidated Interim Statement of Income over the term of the loan.

Regarding fees arising as a result of new products, the Bank immediately records within the Unaudited Consolidated Interim Statements of Income the portion that corresponds to direct costs related to loan origination.

j)	Impairment

i.	Financial assets:

A financial asset, other than that a fair value through profit and loss, is evaluated on each financial statement reporting date to determine whether objective evidence of impairment exists.

A financial asset or group of financial assets will be impaired if, and only if, objective evidence of impairment exists as a result of one or more events that occurred after initial recognition of the asset (“event causing the loss”), and this event or events have an impact on the estimated future cash flows of a financial asset or group of financial assets.

An impairment loss relating to financial assets recorded at amortized cost is calculated as the difference between the carrying amount of the asset and the present value of estimated future cash flows, discounted at the financial asset’s original effective interest rate.

An impairment loss relating to a financial asset available for sale is calculated based on a significant or prolonged decline in its fair value.

Individually significant financial assets are individually tested to determine their impairment. The remaining financial assets are evaluated collectively in groups that share similar credit risk characteristics.

All impairment losses are recorded in Unaudited Consolidated Interim Statement of Income. Any cumulative loss relating to a financial asset available for sale previously recorded in equity is transferred to profit or loss upon the occurrence of an impairment loss.

The reversal of an impairment loss only occurs if it can be objectively related to an event occurring after the initial impairment loss was recorded. This reversal is always recorded through income.

ii.	Non-financial assets:

The Bank’s non-financial assets, excluding investment properties, are reviewed at reporting date to determine whether they show signs of impairment (i.e. its carrying amount exceeds its recoverable amount). If such evidence exists, the amount to be recovered from the assets is then estimated.

In connection with non-financial assets, other than goodwill, impairment losses recorded in prior periods are assessed at each reporting date to determine whether there is an indication that the impairment loss may no longer exist or may have decreased, in which case an estimate of the recoverable amount of the asset is perfomed. The increased carrying amount of an asset other than goodwill attributable to a reversal of an impairment loss shall not exceed the carrying amount that would have been determined (net of amortization or depreciation) had no impairment loss been recognized for the asset in prior years

k)	Property, plant, and equipment

This category includes buildings, land, furniture, vehicles, computer hardware and other fixtures owned by the consolidated entities or acquired under finance leases. Assets are classified according to their use as follows:

Financial Statements 2013 / Banco Santander Chile 21

Banco Santander Chile and Subsidiaries
Notes to the Unaudited Consolidated Interim Financial Statements
AS OF SEPTEMBER 30, 2013 AND DECEMBER 31, 2012 AND FOR THE THREE-MONTH AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2013 AND 2012

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

i.	Property, plant and equipment for own use

Property, plant and equipment for own use (including, among other things, tangible assets received by the consolidated entities in full or partial satisfaction of financial assets representing accounts receivable from third parties for assets which are intended to be held for continuing own use and tangible assets acquired under finance leases) are accounted at acquisition cost less the related accumulated depreciation and, if applicable, any impairment losses (net carrying amount higher than recoverable amount).

Depreciation is calculated using the straight line method over the acquisition cost of assets less their residual value, assuming that the land on which buildings and other structures stand has an indefinite life and, therefore, is not subject to depreciation.

The Bank must apply the following useful lives for the tangible assets that comprise its assets:

ITEM	Useful Life (Months)

Land	-
Paintings and works of art	-
Assets retired for disposal	-
Carpets and curtains	36
Computers and hardware	36
Vehicles	36
Computational systems and software	36
ATM’s	60
Machines and equipment in general	60
Office furniture	60
Telephone and communication systems	60
Security systems	60
Rights over telephone lines	60
Air conditioning systems	84
Installations in general	120
Security systems (acquisitions up to October 2002)	120
Buildings	1,200

The consolidated entities assess at each reporting date whether there is any indication that the carrying amount of any of their tangible assets’ exceeds its recoverable amount. If this is the case, the carrying amount of the asset is reduced to its recoverable amount and future depreciation charges are adjusted in proportion to the revised carrying amount and to the new remaining useful life, if the useful life needs to be revised.

Similarly, if there is an indication of a recovery in the value of a tangible asset, the consolidated entities record the reversal of the impairment loss recorded in prior periods and adjust the future depreciation charges accordingly. In no circumstance may the reversal of an impairment loss on an asset increase its carrying amount above the one it would have had if no impairment losses had been recorded in prior years.

The estimated useful lives of the items of property, plant and equipment held for own use are reviewed at least at the end of each reporting period to detect significant changes therein. If changes are detected, the useful lives of the assets are adjusted by correcting the depreciation charge to be recorded in the Unaudited Consolidated Interim Statement of Income in future years on the basis of the new useful lives.

Maintenance expenses relating to tangible assets (property, plant and equipment) held for own use are recorded as an expense in the period in which they are incurred.

Financial Statements 2013 / Banco Santander Chile 22

Banco Santander Chile and Subsidiaries
Notes to the Unaudited Consolidated Interim Financial Statements
AS OF SEPTEMBER 30, 2013 AND DECEMBER 31, 2012 AND FOR THE THREE-MONTH AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2013 AND 2012

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

ii.	Assets leased out under operating leases

The criteria used to record the acquisition cost of assets leased out under operating leases, to calculate their depreciation and their respective estimated useful lives, and to record the impairment losses thereof, are consistent with those described in relation to property, plant and equipment held for own use.

l)	Leasing

i.	Finance leases

Finance leases are leases that substantially transfer all the risks and rewards incidental to ownership of the leased asset to the lessee.

When the consolidated entities act as the lessor of an asset, the sum of the present value of the lease payments receivable from the lessee plus the guaranteed residual value, which is generally the exercise price of the lessee’s purchase option at the end of the lease term, is recognized as loans to third parties and is therefore included under “Loans and accounts receivable from customers” in the Unaudited Consolidated Interim Statements of Financial Position.

When the consolidated entities act as lessees, they show the cost of the leased assets in the Unaudited Consolidated Interim Statements of Financial Position based on the nature of the leased asset, and simultaneously record a liability for the same amount (which is the lower of the fair value of the leased asset and the sum of the present value of the lease payments payable to the lessor plus, if appropriate, the exercise of the purchase option). The depreciation policy for these assets is consistent with that for property, plant and equipment for own use.

In both cases, the finance income and finance expenses arising from these contracts are credited and debited, respectively, to “Interest income” and “Interest expense” in the UnauditedConsolidated Interim Statement of Income so as to achieve a constant rate of return over the lease term.

ii.	Operating leases

In operating leases, ownership of the leased asset and substantially all the risks and rewards incidental thereto remain with the lessor.

When the consolidated entities act as the lessor, they present the acquisition cost of the leased assets under "Property, plant and equipment.” The depreciation policy for these assets is consistent with that for similar items of property, plant and equipment held for own use and revenues from operating leases is recorded on a straight line basis under “Other operating income” in the Unaudited Consolidated Interim Statement of Income.

When the consolidated entities act as the lessees, the lease expenses, including any incentives granted by the lessor, are charged on a straight line basis to “Administrative expenses” in the Unaudited Consolidated Interim Statement of Income.

iii.	Sale and leaseback transactions

For sale at fair value and operating leasebacks, the gain or loss generated is recorded at the time of sale. In the case of finance leasebacks, the gain or loss generated is amortized over the lease term.

m)	Factored receivables

Factored receivables are valued at the amount disbursed by the Bank in exchange of invoices or other commercial instruments representing the credit which the transferor assigns to the Bank. The price difference between the amounts disbursed and the actual face value of the credits is recorded as interest income in the Unaudited Consolidated Interim Statement of Income through the effective interest method over the financing period.

When the assignment of these instruments involves no liability for the assignee, the Bank assumes the risks of insolvency of the parties responsible for payment.

Financial Statements 2013 / Banco Santander Chile 23

Banco Santander Chile and Subsidiaries
Notes to the Unaudited Consolidated Interim Financial Statements
AS OF SEPTEMBER 30, 2013 AND DECEMBER 31, 2012 AND FOR THE THREE-MONTH AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2013 AND 2012

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

n)	Intangible assets

Intangible assets are identified as non-monetary assets (separately identifiable from other assets) without physical substance which arise as a result of a legal transaction (contractual terms) or are developed internally by the consolidated entities. They are assets whose cost can be estimated reliably and from which the consolidated entities have control and consider it probable that future economic benefits will be generated.

Intangible assets are recorded initially at acquisition or production cost and are subsequently measured at cost less any accumulated amortization and any accumulated impairment losses.

Internally developed computer software

Internally developed computer software is recorded as an intangible asset if, among other requirements (basically the Bank’s ability to use or sell it), it can be identified and its ability to generate future economic benefits can be demonstrated. The estimated useful life for software is 3 years.

Intangible assets are amortized on a straight-line basis over their estimated useful life; which has been defined as 36 months.

Expenditure on research activities is recorded as an expense in the year in which it is incurred and cannot be subsequently capitalized.

o)	Cash and cash equivalents

For the preparation of the cash flow statement, the indirect method was used, beginning with the Bank’s consolidated pre-tax income and incorporating non-cash transactions, as well as income and expenses associated with cash flows, which are classified as investment or financing activities.

For the preparation of the cash flow statement, the following items are considered:

i.	Cash flows: Inflows and outflows of cash and cash equivalents, such as deposits in Central Bank of Chile, deposits in domestic banks and deposits in foreign banks.
ii.	Operating activities: Principal revenue-producing activities performed by banks and other activities that cannot be classified as investing or financing activities.
iii.	Investing activities: The acquisition and disposal of long-term assets and other investments not included in cash and cash equivalents.
iv.	Financing activities: Activities that result in changes in the size and composition of the equity and liabilities that are not operating activities.

p)	Allowance for loan losses

The Bank has established allowances to cover probable losses on loans and account receivables in accordance with instructions issued by Superintendency of Banks and Financial Institutions. These models and risk assessment have been approved by the Board of Directors.

The Bank has developed models to determine allowances for loan losses according to the type of portfolio or operations. Loans and accounts receivables from customers are divided into three categories:

i.	Consumer loans,
ii.	Mortgage loans, and
iii.	Commercial loans.

The Bank performs an assessment of loans and account receivable from customers to determine their allowance for loan losses in accordance with:

Financial Statements 2013 / Banco Santander Chile 24

Banco Santander Chile and Subsidiaries
Notes to the Unaudited Consolidated Interim Financial Statements
AS OF SEPTEMBER 30, 2013 AND DECEMBER 31, 2012 AND FOR THE THREE-MONTH AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2013 AND 2012

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

-	Individual assessment - When the Bank assess a debtor as individually significant, or when cannot be classified within a group of financial assets with similar credit risk characteristics, due to their size, complexity or level of exposure.

-	Collective assessment – A group assessment is relevant for analyzing a large number of operations with small individual balances from individuals or small-size companies. The Bank group debtors with similar credit risk characteristics giving to each group a default probability and recovery rate based on a historical analysis.

The models used to determine credit risk allowances are described below:

I.	Allowance for individual evaluations

An individual assessment of commercial debtors is necessary in accordance with the SBIF, in the case of companies which, due to their size, complexity or level of exposure, must be known and analyzed in detail.

The Bank assigns to each debtor, his contingent loans and loans a risk category, after assigning them to one of the following portfolio categories: Normal, Substandard and Impaired. The risk factors used are: industry or economic sector, owners or managers, financial situation and payment capacity, and payment behavior.

The portfolio categories and their definitions are as follows:

i.	Normal Portfolio includes debtors with a payment capacity that allows them to comply with their obligations and commitments and there is not likely to change, based on the current economic and financial situation. The classifications assigned to this portfolio are categories from A1 to A6.

ii.	Substandard Portfolio includes debtors with financial difficulties or a significant deterioration of their payment capacity and about which are reasonable doubts about the reimbursement of the capital and interest within the contractual terms, showing low margin to fulfill their short-term financial obligations. The classifications assigned to this portfolio are categories from B1 to B4.

iii.	Impaired Portfolio includes debtors and their loans from which payment is considered remote since they show a deteriorated or null payment capacity, with signs of a possible bankruptcy, who required a forced debt restructuring or any debtor who has been in default for over 90 days in his payment of interest or capital, are included in this portfolio. The classifications assigned to this portfolio are categories from C1 to C6.

Financial Statements 2013 / Banco Santander Chile 25

Banco Santander Chile and Subsidiaries
Notes to the Unaudited Consolidated Interim Financial Statements
AS OF SEPTEMBER 30, 2013 AND DECEMBER 31, 2012 AND FOR THE THREE-MONTH AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2013 AND 2012

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Normal and Substandard Compliance Portfolio

As part of individual assessment, the Bank classifies debtors into the following categories, assigning them a probability of non-performance (PNP) and severity (SEV), which result in the expected loss percentages.

Type of Portfolio	Debtor’s Category	Probability of Non-Performance (%)	Severity (%)	Expected Loss (%)
Normal portfolio	A1	0.04	90.0	0.03600
	A2	0.10	82.5	0.08250
	A3	0.25	87.5	0.21875
	A4	2.00	87.5	1.75000
	A5	4.75	90.0	4.27500
	A6	10.00	90.0	9.00000
Substandard portfolio	B1	15.00	92.5	13.87500
	B2	22.00	92.5	20.35000
	B3	33.00	97.5	32.17500
	B4	45.00	97.5	43.87500

At the beginning, the Bank determines all credit exposure, which includes the accounting balances of loans and accounts receivable from customers plus contingent loans, minus any amount recovered through executing the guarantees. To the exposure amount thus determined is applied the respective expected loss percentages.

Impaired Portfolio

The provisions over impaired portfolio include determining, at first, the expected loss rate, deducting any amount recovered by guarantee execution and the present value of recoveries through collection actions, net of related expenses.

Once expected loss range is determined, the related allowance percentage is applied over the exposure amount, which include loans plus contingent loans related to a debtor.

The allowance percentages applied over exposure are as follows:

Classification	Estimated range of loss	Allowance
C1	Up to 3	2%
C2	More than 3% and up to 20%	10%
C3	More than 20% and up to 30%	25%
C4	More than 30% and up to 50%	40%
C5	More than 50% and up to 80%	65%
C6	More than 80%	90%

Financial Statements 2013 / Banco Santander Chile 26

Banco Santander Chile and Subsidiaries
Notes to the Unaudited Consolidated Interim Financial Statements
AS OF SEPTEMBER 30, 2013 AND DECEMBER 31, 2012 AND FOR THE THREE-MONTH AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2013 AND 2012

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

II.	Allowance for group evaluations

The collective evaluation is relevant to address a large number of smaller balance loans related to individuals and small-size companies.

Levels of required allowances have been established by the Bank, in accordance with loan losses methodology by classifying and grouping the loan portfolio based on similar credit risk characteristic indicative of debtor’s ability to pay all amounts due according to the contractual terms. The Bank uses models based on debtors’ characteristics, payment history, due and default loans, among others.

The Bank uses methodologies to establish credit risk, based on internal models to estimate the allowances for the group-evaluated portfolio, which include non-individually commercial significant loans, mortgage and consumer loans (including installment loans, credit cards and overdraft lines). These methodologies allow the Bank to independently identify the portfolio behavior and establish the provision required to cover losses arising during the year.

The customers are classified according to their internal and external characteristics, using customer-portfolio model to differentiate each portfolio’s risk in an appropriate manner. This is known as the allocation profile method.

The allocation profile method is based on a statistical construction model that establishes a relation through logistic regression between variables such as default, payment behavior outside the Bank, socio-demographic data, among others, and a response variable which determines the client’s risk, in this case is 90 or more delinquency days. Afterwards, common profiles are established and assigned a Probability of Non-Performance (PNP) and a recovery rate based on a historical analysis known as Severity (SEV).

Therefore, once the customers have been profiled and assigned a PNP and a SEV relating to the loan’s profile, the exposure at default (EXP) is calculated. This exposure includes the book value of the loans and accounts receivable from the customer, plus contingent loans, minus any amount that can be recovered by executing guarantees (for credits other than consumer loans).

Changes in accounting estimates

In 2012, and as a response to the ongoing improvement and monitoring process of the allowance models, the Bank updated its allowance model for consumer loans. Until September 2012, estimated loss rates were established by the historical behavior of charge-offs net of recoveries for each risk profile. This methodology only considered historical debt data for each specific profile and did not include the use of any other statistical information. Since September 2012, loss rate has been estimated as the product of the Probability of Non-Performance (PNP) and Severity (SEV); established according to the historical behavior of the profiles and based on a historical analysis properly supported. These changes had an effect on Consolidated Statement of Income for MCh$ 24,756 in September 2012. The effect of these improvements was considered as a change of estimate according to International Accounting Standard No 8 “Accounting Policies, Changes in Accounting Estimates and Errors”; therefore, the effect was reported on the Unaudited Consolidated Interim Financial Statements.

According to the Management, it is impracticable to determine the effects of these changes in accounting estimate for future periods.

Financial Statements 2013 / Banco Santander Chile 27

Banco Santander Chile and Subsidiaries
Notes to the Unaudited Consolidated Interim Financial Statements
AS OF SEPTEMBER 30, 2013 AND DECEMBER 31, 2012 AND FOR THE THREE-MONTH AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2013 AND 2012

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

III.	Additional provisions

According to SBIF regulation, banks are allowed to establish provisions over the limits described below so as to protect themselves from the risk of non-predictable economical fluctuations that could affect the macroeconomical environment or the situation of a specific economical sector.

According to No. 10 of Chapter B-1 from the SBIF Compendium of Accounting Standards, these provisions will be recorded in liabilities, similar to provisions for contingent loans. For all period presented herein, no additional provisions have been recorded.

IV.	Charge-offs

As a general rule, charge-offs should be done when the contract rights over cash flow expire. In the case of loans and account receivable from customers, even if the above does not happen, the Bank will charge-off these amounts in accordance with Title II of Chapter B-2 of the Compendium of Accounting Standards (SBIF).

These charge-offs consist of derecognition from Unaudited Consolidated Interim Statements of Financial Position of the corresponding loans operations in its entirety, and, therefore, include portions not past-due of a loan in the case of installments loans or leasing operations (no partial charge-offs exists).

Charge-offs are always recorded under provision for loan losses through the Unaudited Consolidated Interim Statement of Income for the period in accordance with Chapter B-1 of the Compendium of Accounting Standards (SBIF), no matter what causes the charge-off. Subsequent payments obtained from charge-off operations will be recognized at the Unaudited Consolidated Interim Statement of Income as recovery of loan previously charge-off.

Loan and accounts receivable charge-offs are recorded on overdue, past due, and current installments based on the time periods expired since reaching overdue status:

Type of loan	Term

Consumer loans with or without collateral	6 months
Other transactions without collateral	24 months
Business credits with collateral	36 months
Mortgage loans	48 months
Consumer leasing	6 months
Other non-mortgage leasing transactions	12 months
Mortgage leasing (household and business)	36 months

Any renegotiation of an already charged-off loan will not give rise to income—as long as the operation is still in an impaired status—and the effective payments received when removed from impaired status are accounted as recovery from loans previously charged off.

Renegotiated loans shall recognized as an asset if no longer impaired.

V.	Recovery of loans previously charged off and accounts receivable from clients

Recovery of previously charged off loans and accounts receivable from customers, are recorded in the Unaudited Consolidated Interim Statement of Income as a reduction of provision for loan losses.

Financial Statements 2013 / Banco Santander Chile 28

Banco Santander Chile and Subsidiaries
Notes to the Unaudited Consolidated Interim Financial Statements
AS OF SEPTEMBER 30, 2013 AND DECEMBER 31, 2012 AND FOR THE THREE-MONTH AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2013 AND 2012

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

q) Provisions, contingent assets, and contingent liabilities

Provisions are liabilities of uncertain timing or amount. Provisions are recognized in the Unaudited Consolidated Interim Statements of Financial Position when the Bank:

i.	has a present obligation (legal or constructive) as a result of past events, and

ii.	It is probable that an outflow of resources will be required to settle these obligations and the amount of these resources can be reliably measured.

Contingent assets or contingent liabilities are any potential rights or obligations arising from past events whose existence will be confirmed only by the occurrence or non-occurrence if one or more uncertain future events that are not wholly within control of the Bank.

The following are classified as contingent in the supplementary information:

i.	Guarantees and bonds: Encompasses guarantees, bonds, standby letters of credit and guarantees of payment from buyers in factored receivables.

ii.	Confirmed foreign letters of credit: Encompasses letters of credit confirmed by the Bank.

iii.	Documentary letters of credit: Includes documentary letters of credit issued by the Bank, which have not yet been negotiated.

iv.	Documented guarantees: Guarantees with promissory notes.

v.	Interbank guarantee: Guarantees issued.

vi.	Unrestricted credit lines: The unused amount of credit lines that allow customers to draw without prior approval by the Bank (for example, using credit cards or overdrafts in checking accounts).

vii.	Other credit commitments: Amounts not yet lent under committed loans, which must be disbursed at an agreed future date when events contractually agreed upon with the customer occur, such as in the case of lines of credit linked to the progress of a construction or similar projects.

viii.	Other contingent credits: Includes any other kind of commitment by the Bank which may exist and give rise to lending when certain future events occur. In general, this includes unusual transactions such as pledges made to secure the payment of loans among third parties or derivative contracts made by third parties that may result in a payment obligation and are not covered by deposits.

The consolidated interim, as well as annual, accounts reflect all significant provisions for which it is estimated that the probability of having to meet the obligation is more likely than not.

Financial Statements 2013 / Banco Santander Chile 29

Banco Santander Chile and Subsidiaries
Notes to the Unaudited Consolidated Interim Financial Statements
AS OF SEPTEMBER 30, 2013 AND DECEMBER 31, 2012 AND FOR THE THREE-MONTH AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2013 AND 2012

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Provisions are quantified using the best available information on the consequences of the event giving rise to them and are reviewed and adjusted at the end of each reporting period and are used to address the specific liabilities for which they were originally recognized. Partial or total reversals are recognized when such obligations cease to exist or are reduced.

Provisions are classified according to the obligation covered as follows:

-	Provision for employee salaries and expenses.
-	Provision for mandatory dividends
-	Allowance for contingent credit risks
-	Provisions for contingencies

r)	Deferred income taxes and other deferred taxes

The Bank records, when appropriate, deferred tax assets and liabilities for the estimated future tax effects attributable to differences between the carrying amount of assets and liabilities and their tax bases. The measurement of deferred tax assets and liabilities is based on the tax rate, according to the applicable tax laws, using the tax rate that applies to the period when the deferred asset and liability is settled. The future effects of changes in tax legislation or tax rates are recorded in deferred taxes beginning on the date on which the law approving such changes is published.

s)	Use of estimates

The preparation of the financial statements requires Management to make estimates and assumptions that affect the application of the accounting policies and the reported amounts of assets, liabilities, revenues and expenses. Actual results may differ from these estimates.

In certain cases, generally accepted accounting policies require that assets or liabilities be recorded or disclosed at their fair values. The fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When available, quoted market prices in active markets have been used as the basis for measurement. When quoted market prices in active markets are not available, the Bank has estimated such values based on the best information available, including the use of modeling and other valuation techniques.

The Bank has established allowances to cover incurred losses, therefore, to estimate the allowances, they must be regularly evaluated taking into consideration factors such as changes in the nature and volume of the loan portfolio, trends in forecasted portfolio quality, credit quality and economic conditions that may adversely affect the borrowers’ payment capacity. Increases in the allowances for loan losses are reflected as “Provision for loan losses” in the Unaudited Consolidated Interim Statement of Income. Loans are charged-off when management determines that a loan or a portion thereof is uncollectible. Charge-offs are recorded as a reduction of the provisions for loan losses.

The relevant estimates and assumptions are regularly reviewed by the Bank’s Management to quantify certain assets, liabilities, revenues, expenses, and commitments. Revised accounting estimates are recorded in the period in which the estimate is revised and in any affected future period.

These estimates, made on the basis of the best available information, mainly refer to:

-	Impairment losses of certain assets (Notes 7, 8, 9, and 31)
-	The useful lives of tangible and intangible assets (Notes 12, 13, and 31)
-	The fair value of assets and liabilities (Notes 6, 7, 11, and 34)
-	Commitments and contingencies (Note 20)
-	Current and deferred taxes (Note 14)

Financial Statements 2013 / Banco Santander Chile 30

Banco Santander Chile and Subsidiaries
Notes to the Unaudited Consolidated Interim Financial Statements
AS OF SEPTEMBER 30, 2013 AND DECEMBER 31, 2012 AND FOR THE THREE-MONTH AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2013 AND 2012

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

t)	Non-current assets held for sale

Non-current assets (or a group which includes assets and liabilities for disposal) expected to be recovered mainly through sales rather than through continued use, are classified as held for sale. Immediately prior to this classification, assets (or elements of a disposable group) are re-measured in accordance with the Bank’s policies. The assets (or disposal group) are measured at the lower of carrying amount or fair value minus cost of sales.

As of September 30, 2013 and 2012 and December 31, 2012 the Bank has not classified any non-current assets as held for sale.

Assets received or awarded in lieu of payment

Assets received or awarded in lieu of payment of loans and accounts receivable from clients are recognized at their fair value (as determined by an independent appraisal). A price is agreed upon by the parties through negotiation, or, when the parties do not reach an agreement, at the amount at which the Bank is awarded those assets at a judicial auction. In the latter case, an independent appraisal is performed. Any excess of the fair value over the outstanding loan balance, less costs to sell of the collateral, is returned to the client.

These assets are subsequently adjusted to their net recoverable amount less cost to sale (assuming a forced sale). The difference between the fair value of the asset and the estimated net recoverable amount less costs to sell is charged to net income for the period, under “Other operating expenses”. The result obtained in the sale of the asset is subsequently recorded under “Other operating income”.

Independent appraisals are obtained at least every 18 months and fair values are adjusted accordingly. No adjustments have been made between appraisals considering the stability of the real estate market in Chile during past years and the expected stability of the real estate market in the coming years.

At least once a year, the Bank performs the necessary analysis to update these assets’ costs to sell. According to the Bank’s survey, as of September 30, 2013 the average cost to sell was estimated at 5.2% of the appraised value (5.5% as of September 30, 2012).

u)	Earnings per share

Basic earnings per share are determined by dividing the net income attributable to the Bank shareholders for the period by the weighted average number of shares outstanding during the year.

Diluted earnings per share are determined in the same way as basic earnings per share, but the weighted average number of outstanding shares is adjusted to take into account the potential diluting effect of stock options, warrants, and convertible debt.

As of September 30, 2013 and 2012 and December 31, 2012 the Bank did not have any instruments that generated diluting effects.

Financial Statements 2013 / Banco Santander Chile 31

Banco Santander Chile and Subsidiaries
Notes to the Unaudited Consolidated Interim Financial Statements
AS OF SEPTEMBER 30, 2013 AND DECEMBER 31, 2012 AND FOR THE THREE-MONTH AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2013 AND 2012

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

v)	Temporary acquisition (assignment) of assets

Purchases (sales) of financial assets under non-optional resale (repurchase) agreements at a fixed price (“repos”) are recorded in the Unaudited Consolidated Interim Statements of Financial Position based on the nature of the debtor (creditor) under “Deposits in the Central Bank of Chile,” “Deposits in financial institutions” or “Loans and accounts receivable from customers” (“Central Bank of Chile deposits,” “Deposits from financial institutions” or “Customer deposits”).

Differences between the purchase and sale prices are recorded as financial interest over the term of the contract.

w)	Assets under management and investment funds managed by the Bank

Assets owned by third parties and managed by certain companies that are within the Bank’s scope of consolidation (Santander Asset Management S.A., Administradora General de Fondos and Santander S.A. Sociedad Securitizadora), are not included in the Unaudited Consolidated Interim Statements of Financial Position. Management fees are included in “Fee and commission income” in the Unaudited Consolidated Interim Statement of Income.

x)	Provision for mandatory dividends

As of September 30, 2013 and 2012, and December 31, 2012 the Bank recorded a provision for mandatory dividends. This provision is made pursuant to Article 79 of the Corporations Act, which is in accordance with the Bank’s internal policy. Under Article No 79 of the Corporations Act, at least 30% of net income for the period should be distributed, except in the case of a contrary resolution adopted at the respective shareholders’ meeting by unanimous vote of the outstanding shares. This provision is recorded, as a deducting item, in the “Retained earnings – Provision for mandatory dividends” in the Unaudited Consolidated Interim Statement of Financial Position.

y)	Employee benefits

i.	Post-employment benefits – Defined benefit plan:

According to current collective bargaining and other labor agreements, the Bank has undertaken to supplement the benefits granted by the public systems corresponding to certain employees and to their beneficial right holders, for retirement, permanent disability or death, outstanding salaries and compensations, contributions to pension funds for active employees and post-employment social benefits.

Features of the Plan:

The main features of the Post-Employment Benefits Plan sponsored by Grupo Santander Chile Group are:

a.	Aimed at the Group’s management
b.	The general requisite to apply is that the employee must be carrying out his duties when turning 60 years old.
c.	The Bank will take on insurance (pension fund) on the employee’s behalf, for which it will pay regularly the respective premium (contribution).
d.	The Bank will be directly responsible for granting benefits.

“Plan assets” are defined as that will be used to settle the obligations and that meet the following requirements:

-	They are not owned by the consolidated entities, but by a legally separate third party not related to the Bank.
-	They are available only to pay or fund post-employment benefits and cannot be returned to the consolidated entities except when the assets remaining in the plan are sufficient to meet all the obligations of the plan and of the entity in relation to the benefits due to current or former employees or to reimburse employee benefits already paid by the Bank.

Financial Statements 2013 / Banco Santander Chile 32

Banco Santander Chile and Subsidiaries
Notes to the Unaudited Consolidated Interim Financial Statements
AS OF SEPTEMBER 30, 2013 AND DECEMBER 31, 2012 AND FOR THE THREE-MONTH AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2013 AND 2012

y)	Employee benefits, continued

In accordance with IAS 19 - Revised, for defined benefit retirement benefit plans, the cost of providing benefits is determined using the Projected Unit Credit Method, with actuarial valuations performed at the end of each reporting period. Remeasurement comprising of actuarial gains and losses, the effect of the asset ceiling (if applicable) and the return on plan assets (excluding interest) are recognized immediately in the Unaudited Consolidated Interim Statement of Financial Position with a charge or credit to other comprehensive income in the period in which they occur. Remeasurement recorded in other comprehensive income is not recycled. However, the Bank may transfer those amounts recognized in other comprehensive income within equity. Past service cost is recognized in profit or loss in the period of plan amendment. Net interest is calculated by applying the discount rate to the net defined benefit liability or asset. Defined benefit cost are split into three categories:

-	service cost, past-service cost, gains and losses on curtailments and settlements;
-	net-interest expense or income
-	remeasurement

The Bank presents the first two components of defined benefit costs in the line “Personnel salaries and expense” in its Unaudited Consolidated Interim Statement of Income. Curtailments gains and losses are accounted for as past-service cost.

Remeasurements are recorded in other comprehensive income.

A liability for a termination benefit is recognized at the earlier of when the entity can no longer withdraw the offer of the termination benefit and when the entity recognizes any related restructuring costs.

ii.	Severance provision:

Severance provision for years of employment are recorded only when they actually occur or upon the availability of a formal and detailed plan in which the fundamental modifications to be made are identified, provided that such plan has already started to be implemented or its principal features have been publicly announced, or objective facts about its execution are known.

iii.	Share-based compensation:

The allocation of equity instruments to executives of the Bank and its Subsidiaries as a form of compensation for their services, when those instruments are provided at the end of a specific period of employment, is recorded as an expense in the Unaudited Consolidated Interim Statement of Income under the “Personnel salaries and expenses” item, as the relevant executives provide their services over the course of the period.

These benefits do not generate diluting effects, since they are based on shares of Banco Santander S.A. (the parent company of Banco Santander Chile, headquartered in Spain).

z)	Reclassification of items

Banco Santander Chile has reclassified some items in the Interim Financial Statements to provide relevant, reliable, comparable and understandable information.

These reclassifications, which did not affect the Bank’s results, have no significant or material impact on the current Unaudited Consolidated Interim Financial Statements.

Financial Statements 2013 / Banco Santander Chile 33

Banco Santander Chile and Subsidiaries
Notes to the Unaudited Consolidated Interim Financial Statements
AS OF SEPTEMBER 30, 2013 AND DECEMBER 31, 2012 AND FOR THE THREE-MONTH AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2013 AND 2012

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

aa)	Application of new and revised International Financial Reporting Standards

i.	New and revised IFRS standards effective in current year

The following accounting pronouncements have been issued by SBIF and the IASB, which have been fully incorporated by the Bank and are detailed as follows:

1.	Accounting Standards issued by the SBIF

Circular No. 3548 - On March 19, 2013 the SBIF issued this circular to match the name used in the instructions to the newest amendments to IAS 1 replacing “Statement of Income” and “Statement of comprehensive income” by “Statement of income for the period” and “Statement of comprehensive income for the period”. Management has applied these changes in this financial statements.

2.	New and revised IFRSs issued by the International Accounting Standards Board

New and revised Standards on consolidation, joint arrangements, associates and disclosures

In May 2011, a package of five standards on consolidation, joint arrangements, associates and disclosures was issued comprising IFRS 10 Consolidated Financial Statements, IFRS 11 Joint Arrangements, IFRS 12 Disclosure of Interests in Other Entities, IAS 27 (as revised in 2011) Separate Financial Statements and IAS 28 (as revised in 2011) Investments in Associates and Joint Ventures. Subsequent to the issue of these standards, amendments to IFRS 10, IFRS 11 and IFRS 12 were issued to c1arify certain transitional guidance on the first-time application of the standards.

In the current year, the Bank has applied for the first time IFRS 10, IFRS 11, IFRS 12 and IAS 28 (as revised in 2011) together with the amendments to IFRS 10, IFRS 11 and IFRS 12 regarding the transitional guidance.

IFRS 10 replaces the parts of IAS 27 Consolidated and Separate Financial Statements that deal with consolidated financial statements and SIC-12 Consolidation - Special Purpose Entities. IFRS 10 changes the definition of control such that an investor has control over an investee when a) it has power over the investee, b) it is exposed, or has rights, to variable returns from its involvement with the investee and e) has the ability to use its power to affect its returns. All three of these criteria must be met for an investor to have control over an investee. Previously, control was defined as the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. Additional guidance has been included in IFRS 10 to explain when an investor has control over an investee.

IFRS 11 replaces IAS 31 Interests in Joint Ventures, and the guidance contained in a related interpretation, SIC-13 Jointly Controlled Entities - Non-Monetary Contributions by Venturers, has been incorporated in IAS 28 (as revised in 2011).

IFRS 11 deals with how a joint arrangement of which two or more parties have joint control should be c1assified and accounted for. Under IFRS 11, there are only two types of joint arrangements - Joint operations and joint ventures.

The classification of joint arrangements under IFRS 11 is determined based on the rights and obligations of parties to the joint arrangements by considering the structure, the legal form of the arrangements, the contractual terms agreed by the parties to the arrangement, and, when relevant, other facts and circumstances. A joint operation is a joint arrangement whereby the parties that have joint control of the arrangement (i.e. joint operators) have rights to the assets, and obligations for the liabilities, relating to the arrangement. A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement (i.e. joint venturers) have rights to the net assets of the arrangement. Previously, IAS 31 contemplated three types of joint arrangements - jointly controlled entities, jointly controlled operations and jointly controlled assets. The classification of joint arrangements under IAS 31 was primarily determined based on the legal form of the arrangement (e.g. a joint arrangement that was established through a separate entity was accounted for as a jointly controlled entity).

The initial and subsequent accounting of joint ventures and joint operations is different. Investments in joint ventures are accounted for using the equity method (proportionate consolidation is no longer allowed). Investments in joint operations are accounted for such that each joint operator recognizes its assets (including its share of any assets jointly held), its liabilities (including its share of any liabilities incurred jointly), its revenue (including its share of revenue from me sale of the output by me joint operation) and its expenses (including its share of any expenses incurred jointly). Each joint operator accounts for the assets and liabilities, as well as revenues and expenses, relating to its interest in the joint operation in accordance with the applicable Standards.

Financial Statements 2013 / Banco Santander Chile 34

Banco Santander Chile and Subsidiaries
Notes to the Unaudited Consolidated Interim Financial Statements
AS OF SEPTEMBER 30, 2013 AND DECEMBER 31, 2012 AND FOR THE THREE-MONTH AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2013 AND 2012

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

IFRS 12 is a new disclosure standard and is applicable to entities that have interests in subsidiaries, joint arrangements, associates and/or unconsolidated structured entities. These amendments did not have a material impact on our consolidated financial statements.

IFRS 13 Fair Value Measurement - The Bank has applied IFRS 13 for the first time in the current year. IFRS 13 establishes a single source of guidance for fair value measurements and disclosures about fair value measurements. The scope of IFRS 13 is broad; the fair value measurement requirements of IFRS 13 apply to both financial instrument items and non-financial instrument items for which other IFRSs require or permit fair value measurements and disclosures about fair value measurements, except for share-based payment transactions that are within the scope of IFRS 2 Share-based Payment, leasing transactions that are within the scope of IAS 17 Leases, and measurements that have some similarities lo fair value but are not fair value (e.g. net realizable value for the purposes of measuring inventories or value in use for impairment assessment purposes).

IFRS 13 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction in the principal (or most advantageous) market at the measurement date under current market conditions.

Fair value under IFRS 13 is an exit price regardless of whether that price is directly observable or estimated using another valuation technique. Also, IFRS 13 includes extensive disclosure requirements.

IFRS 13 requires prospective application from January 1, 2013. In addition, specific transitional provisions were given to entities such that they need not apply the disclosure requirements set out in the Standard in comparative information provided for periods before the initial application of the Standard. In accordance with these transitional provisions, the

Bank has not made any new disclosures required by IFRS 13 for the 2012 comparative period. The application of IFRS 13 has not had any material impact on the amounts recognized in the consolidated financial statements. These amendments did not have a material impact on our consolidated financial statements.

IAS 19 Employee Benefits (as revised in 2011) - In the current year, the Bank has applied IAS 19 Employee Benefits (as revised in 2011) and the related consequential amendments far the first time.

IAS 19 (as revised in 2011) changes the accounting for defined benefit plans and termination benefit. The most significant change relates to the accounting 1m changes in defined benefit obligations and plan assets. The amendments require the recognition of changes in defined benefit obligations and in the fair value of plan assets when they occur, and hence eliminate the 'corridor approach' permitted under the previous version of IAS 19 and accelerate the recognition of past service costs. All actuarial gains and losses are recognized immediately through other comprehensive income in order for the net pension asset or liability recognized in the consolidated statement of financial position to reflect the full value of the plan deficit or surplus. Furthermore, the ¡interest cost and expected return on plan assets used in the previous version of IAS 19 are replaced with a 'net interest' amount under IAS 19 (as revised in 2011), which is calculated by applying the discount rate to the net defined benefit liability or asset These changes have had an impact on the amounts recognized in profit or loss and other comprehensive income in prior years (see the tables below for details). In addition, IAS 19 (as revised in 2011) introduces certain changes in the presentation of the defined benefit cost including more extensive disclosures. Specific transitional provisions are applicable to firs-time application of IAS 19 (as revised in 2011). The Bank has applied the relevant transitional provisions and restated the comparative amounts on a retrospective basis (see Note 2 “Accounting changes” for details).

Amendments to IAS 1 Presentation of items of Other Comprehensive Income - The amendments to IAS 1 Presentation of Items of Other Comprehensive Income introduce new terminology, whose use is not mandatory, for the statement of comprehensive income and income statement. Under the amendments to IAS 1, the ‘statement of comprehensive income' is renamed as the 'statement of profit or loss and other comprehensive income' (and the 'income statement' is renamed as the 'statement of profit or loss'). The amendments to IAS 1 retain the option to present profit or loss and other comprehensive income in either a single statement or in two separate but consecutive statements. However, the amendments to IAS 1 require items of other comprehensive income to be grouped into two categories in the other comprehensive income section: (a) items that will not be reclassified subsequently lo profit or loss and (b) items that may be reclassified subsequently to profit or loss when specific conditions are met. Income tax on items of other comprehensive income is required to be allocated on the same basis - the amendments do not change the option to present items of other comprehensive income either before tax or net of tax. The amendments have been applied retrospectively, and hence the presentation of items of other comprehensive income has been modified to reflect the changes. Other than the above mentioned presentation changes, the application of the amendments to IAS 1 does not result in any impact on profit or loss, other comprehensive income and total comprehensive income. These amendments did not have a material impact on our consolidated financial statements.

Financial Statements 2013 / Banco Santander Chile 35

Banco Santander Chile and Subsidiaries
Notes to the Unaudited Consolidated Interim Financial Statements
AS OF SEPTEMBER 30, 2013 AND DECEMBER 31, 2012 AND FOR THE THREE-MONTH AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2013 AND 2012

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Amendments to IFRS 7 Disclosures - Offsetting Financial Assets and Financial Liabilities - The Bank has applied the amendments to IFRS 7 Financial Instruments: Disclosures - Offsetting Financial Assets and Financial Liabilities for the first time in the current year. The amendments to IFRS 7 require entities to disclose information about rights of offset and related arrangements (such as collateral posting requirements) for financial instruments under an enforceable master netting agreement or similar arrangement. The amendments have been applied retrospectively. These amendments did not have a material impact on our consolidated financial statements.

IAS 27 (2011), Separate Financial Statements - IAS 27 Consolidated and Separated Financial Statements was modified by IFRS 10 but keeps the current guidelines for separate financial statements. These amendments did not have a material impact on our consolidated financial statements.

IAS 28 (2011) Investments in Associates and Joint Ventures - IAS 28 Investments in Associates was modified to comply with changes related to the issuance of IFRS 10 and IFRS 11. These amendments did not have a material impact on our consolidated financial statements.

ii.	New accounting regulations and instructions issued by the SBIF as well as by the IASB not enforced as of September 30, 2013.

At the end date of these financial statements new IFRS had been published as well as interpretations of these regulations that were not mandatory as of September 30, 2013. Though in some cases, the IASB has allowed for their in-advance adoption, the Bank has not done so up to said date.

1.	Accounting regulations issued by the SBIF

As of September 30, 2013 there are no new accounting regulations issued by SBIF to be implemented.

2.	New and revised IFRSs in issue but not yet effective issued by the International Accounting Standards Board

IFRS 9 Financial Instruments - IFRS 9, issued in November 2009, introduced new requirements for the classification and measurement of financial assets.

IFRS 9 was amended in October 2010 to include requirements for the classification and measurement of financial liabilities and for derecognition.

Key requirements of IFRS 9:

•	All recognized financial assets that are within the scope of IAS 39 Financial Instruments: Recognition and Measurement are required to be subsequently measured at amortized cost or fair value. Specifically, debt investments that are held within a business model whose objective is to collect the contractual cash flows and that have contractual cash flows that are solely payments of principal and interest on the principal outstanding are generally measured at amortized cost at the end of subsequent accounting periods. All other debt investments and equity investments are measured at their fair value at the end of subsequent accounting periods. In addition, under IFRS 9, entities may make an irrevocable election to present subsequent changes in the fair value of an equity investment (that is not held for trading) in other comprehensive income, with only dividend income generally recognized in profit or loss.

•	With regard to the measurement of financial liabilities designated as at fair value through profit or loss, IFRS 9 requires that the amount of change in the fair value of the financial liability that is attributable to changes in the credit risk of that liability is presented in other comprehensive income, unless the recognition of the effects of changes in the liability’s credit risk in other comprehensive income would create or enlarge an accounting mismatch in profit or loss.

•	Changes in fair value attributable to a financial liability's credit risk are not subsequently reclassified to profit or loss.

•	Under IAS 39, the entire amount of the change in the fair value of the financial liability designated as fair value through profit or loss is presented in profit or loss.

The Bank, pursuant to SBIF instructions, will not apply this regulation early. Moreover, it will not be applied until the SBIF establishes it is mandatory for all banks.

Financial Statements 2013 / Banco Santander Chile 36

Banco Santander Chile and Subsidiaries
Notes to the Unaudited Consolidated Interim Financial Statements
AS OF SEPTEMBER 30, 2013 AND DECEMBER 31, 2012 AND FOR THE THREE-MONTH AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2013 AND 2012

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Amendments to IAS 32 Offsetting Financial Assets and Financial Liabilities - The amendments to IAS 32 c1arify the requirements relating to the offset of financial assets and financial liabilities. Specifically, the amendments c1arify the meaning of 'currently has a legally enforceable right of set-off' and 'simultaneous realization and settlement'.

Management does not anticipate that the application of these amendments to IAS 32 will have a significant impact on the Bank's consolidated financial statements as the Bank does not have any financial assets and financial liabilities that qualify for offset. Management expects this new standard to be adopted in the consolidated financial statements of the Bank for the period beginning in January 1, 2014.

Amendments to IFRS 10, IFRS 12 and IAS 27 Investment Entities - The amendments to IFRS 10 define an investment entity and require a reporting entity that meets the definition of an investment entity not to consolidate its subsidiaries but instead to measure its subsidiaries at fair value through profit or loss in its consolidated and separate financial statements.

To qualify as an investment entity, a reporting entity is required to:

•	Obtain funds from one or more investors for the purpose of providing them with professional investment management services.
•	Commit to its investor(s) that its business purpose is to invest funds solely for returns from capital appreciation, investment income, or both.
•	Measure and evaluate performance of substantially all of its investments on a lair value basis.

Consequential amendments have been made to IFRS 12 and IAS 27 to introduce new disclosure requirements for investment entities. Management is currently evaluating the possible impact this might have.

Amendment to IAS 36, Impairment of Asset Value - On May 29, 2013, IASB published “Information to be disclosed regarding the Recoverable Amount of Non-Financial Assets”. The amendments to IAS 36 remove the requirement to disclose the recoverable amount of each cash-generating unit (group of units) for which the carrying amount of goodwill or intangible assets with indefinite useful lives allocated to that unit (group of units) is significant when compared to the entity’s total carrying amount of goodwill or intangible assets with indefinite useful lives; require an entity to disclose the recoverable amount of an individual asset (including goodwill) or a cash-generating unit for which the entity has recognized or reversed an impairment loss during the reporting period; require an entity to disclose additional information about the fair value less costs of disposal of an individual asset, including goodwill, or a cash-generating unit for which the entity has recognized or reversed an impairment loss during the reporting period, including: a) the level of the fair value hierarchy (from IFRS 13) within which the fair value measurement is categorized, b) the valuation techniques used to measure fair value less costs of disposal, c) key assumptions used in the measurement of fair value measurements categorized within 'Level 2' and 'Level 3' of the fair value hierarchy; require an entity to disclose the discount rate used, where an entity has recognized or reversed an impairment loss during the reporting period and recoverable amount is based on fair value less costs of disposal determined using a present value technique (this amendment originated in the 2010-2012 cycle of annual improvements in the exposure draft published in May 2012).

The overall effect of the amendments is to reduce the circumstances in which the recoverable amount of assets or cash-generating units is required to be disclosed, clarify the disclosures required, and to introduce an explicit requirement to disclose the discount rate used in determining impairment (or reversals) where recoverable amount (based on fair value less costs of disposal) is determined using a present value technique. Management is currently assessing the potential impact of the adoption of these amendments.

Amendments to IAS 39 'Financial Instruments: Recognition and Measurement' - On 27 September 2013 the International Accounting Standards Board (IASB) issued 'Novation of Derivatives and Continuation of Hedge Accounting'. Under the amendments there would be no need to discontinue hedge accounting if a hedging derivative was novated, provided certain criteria are met. The amendments are effective for annual periods beginning on or after January 1, 2014, with earlier application being permitted. Management is currently assessing the potential impact of the adoption of this regulation.

Financial Statements 2013 / Banco Santander Chile 37

Banco Santander Chile and Subsidiaries
Notes to the Unaudited Consolidated Interim Financial Statements
AS OF SEPTEMBER 30, 2013 AND DECEMBER 31, 2012 AND FOR THE THREE-MONTH AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2013 AND 2012

NOTE 02

ACCOUNTING CHANGES AND OTHER RECLASSIFICATIONS

a) Accounting changes

On January 1, 2012, the IASB published an amended to IAS 19 “Employee benefits”, modifying the accounting for defined benefit plans and termination benefits (effective from January 1, 2013).

The most significant change requires the recognition of changes in defined benefit obligations and value of plan assets when they occur, and therefore eliminates the ‘corridor approach’ allowed under the previous version of IAS 19 and accelerates the recognition of past service costs. The amendments required must be applied retrospectively following IAS 8 “Accounting policies, changes in accounting estimates and errors”.

The adjustments required by amendments to IAS 19 as of December 31, 2012 are as follows:

	Closing balance as of December 31,			Adjusted balance as of December 31,
Consolidated Statement of Financial Position	2012	Adjustments		2012
	MCh$	MCh$		MCh$
Assets
Deferred taxes	186,210	197		186,407
Other assets	656,200	(983	)(*)	655,217
Total Assets	842,410	(786)		841,624

Liabilities
Provisions	220,993	96		221,089
Total Liabilities	220,993	96		221,089

Equity
Reserves	976,561	(1,101	)(**)	975,460
Income for the year	387,967	315	(***)	388,282
Minus: Provision for mandatory dividends	(116,390)	(96)		(116,486)
Total Equity	1,248,138	(882)		1,247,256

(*) Corresponds to decrease in pension plan, which was pending of deferral

(**) Corresponds to pension plans amount pending of deferral as of December 31, 2011 (net of income tax)

(***) Corresponds to pension plans amount pending of deferral as of December 31, 2012 (net of income tax)

The adjustments required by amendments to IAS 19 as of January 1, 2012 are as follows:

	Opening balance as of January 1,			Adjusted balance as of January 1,
Consolidated Statement of Financial Position	2012	Adjustments		2012
	MCh$	MCh$		MCh$
Assets
Deferred taxes	147,754	281		148,035
Other assets	546,470	(1,382	)(*)	545,088
Total Assets	694,224	(1,101)		693,123

Equity
Reserves	802,528	(1,101	)(**)	801,427
Total Equity	802,528	(1,101)		801,427

(*) Corresponds to decrease in pension plan, which was pending of deferral

(**) Corresponds to pension plans amount pending of deferral as of December 31, 2011 (net of income tax)

Financial Statements 2013 / Banco Santander Chile 38

Banco Santander Chile and Subsidiaries
Notes to the Unaudited Consolidated Interim Financial Statements
AS OF SEPTEMBER 30, 2013 AND DECEMBER 31, 2012 AND FOR THE THREE-MONTH AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2013 AND 2012

NOTE 02

ACCOUNTING CHANGES AND OTHER RECLASSIFICATIONS, continued

The Bank has performed the necessary adjustments to present the comparative Consolidated Statement of Financial Position as of December 31, 2012, in accordance with amendment to IAS 19:

	Closing balance as of December 31,		Adjusted balance as of December 31,
	2012	Adjustments	2012
	MCh$	MCh$	MCh$
Assets
Cash and deposits in banks	1,250,414	-	1,250,414
Cash items in process of collection	520,267	-	520,267
Trading investments	338,287	-	338,287
Investments under resale agreements	6,993	-	6,993
Financial derivative contracts	1,293,212	-	1,293,212
Interbank loans, net	90,527	-	90,527
Loans and accounts receivables from customers, net	18,325,957	-	18,325,957
Available for sale investments	1,826,158	-	1,826,158
Held to maturity investments	-	-	-
Investments in associates and other companies	7,614	-	7,614
Intangible assets	87,347	-	87,347
Property, plant, and equipment	162,214	-	162,214
Current taxes	10,227	-	10,227
Deferred taxes	186,210	197	186,407
Other assets	656,200	(983)	655,217
TOTAL ASSETS	24,761,627	(786)	24,760,841

Liabilities
Deposits and other demand liabilities	4,970,019	-	4,970,019
Cash items in process of being cleared	284,953	-	284,953
Obligations under repurchase agreements	304,117	-	304,117
Time deposits and other time liabilities	9,112,213	-	9,112,213
Financial derivative contracts	1,146,161	-	1,146,161
Interbank borrowings	1,438,003	-	1,438,003
Issued debt instruments	4,571,289	-	4,571,289
Other financial liabilities	192,611	-	192,611
Current taxes	525	-	525
Deferred taxes	9,544	-	9,544
Provisions	220,993	96	221,089
Other liabilities	341,274	-	341,274

TOTAL LIABILITIES	22,591,702	96	22,591,798

Equity

Attributable to the Bank's shareholders	2,135,660	(882)	2,134,778
Capital	891,303	-	891,303
Reserves	976,561	(1,101)	975,460
Valuation adjustments	(3,781)	-	(3,781)
Retained earnings	271,577	219	271,796
Retained earnings from prior years	-	-	-
Income for the period	387,967	315	388,282
Minus: Provision for mandatory dividends	(116,390)	(96)	(116,486)
Non-controlling interest	34,265	-	34,265

TOTAL EQUITY	2,169,925	(882)	2,169,043

TOTAL LIABILITIES AND EQUITY	24,761,627	(786)	24,760,841

Financial Statements 2013 / Banco Santander Chile 39

Banco Santander Chile and Subsidiaries
Notes to the Unaudited Consolidated Interim Financial Statements
AS OF SEPTEMBER 30, 2013 AND DECEMBER 31, 2012 AND FOR THE THREE-MONTH AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2013 AND 2012

NOTE 02

ACCOUNTING CHANGES AND OTHER RECLASSIFICATIONS, continued

The Bank has performed the necessary adjustments to present the comparative Consolidated Interim Statements of Income for the nine month and the three-month periods ended September 30, 2012 in accordance with amendments to IAS 19:

	Closing balance for the three months ended September 30,		Adjusted balance for the three months ended September 30,	Closing balance for the nine months ended September 30,		Adjusted balance for the nine months ended September 30,
	2012	Adjustments	2012	2012	Adjustments	2012
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
OPERATING INCOME

Interest income	407,222	-	407,222	1,366,035	-	1,366,035
Interest expense	(168,491)	-	(168,491)	(606,292)	-	(606,292)
Net interest income	238,731	-	238,731	759,743	-	759,743

Fee and commission income	88,830	-	88,830	270,721	-	270,721
Fee and commission expense	(25,427)	-	(25,427)	(75,385)	-	(75,385)
Net fee and commission income	63,403	-	63,403	195,336	-	195,336

Net income from financial operations (net trading income)	(19,161)	-	(19,161)	(32,941)	-	(32,941)
Foreign exchange profit, net	38,383	-	38,383	97,106	-	97,106
Other operating income	8,074	-	8,074	15,128	-	15,128
Net operating profit before loan losses	329,430	-	329,430	1,034,372	-	1,034,372

Provisions for loan losses	(119,459)	-	(119,459)	(276,315)	-	(276,315)

NET OPERATING PROFIT	209,971	-	209,971	758,057		758,057

Personnel salaries and expenses	(75,561)	100	(75,461)	(223,416)	301	(223,115)
Administrative expenses	(43,782)	-	(43,782)	(130,695)	-	(130,695)
Depreciation and amortization	(14,051)	-	(14,051)	(40,321)	-	(40,321)
Impairment	-	-	-	(88)	-	(88)
Other operating expenses	(11,645)	-	(11,645)	(40,995)	-	(40,995)
Total operating expenses	(145,039)	100	(144,939)	(435,515)	301	(435,214)

OPERATING INCOME	64,932	100	65,032	322,542	301	322,843

Income from investments in associates and other companies	143	-	143	1,250	-	1,250
Income before tax	65,075	100	65,175	323,792	301	324,093
Income tax expense	(12,276)	(20)	(12,296)	(45,384)	(60)	(45,444)

NET INCOME FOR THE PERIOD	52,799	80	52,879	278,408	241	278,649

Attributable to:
Bank shareholders	50,563	80	50,643	274,565	241	274,806
Non-controlling interest	2,236	-	2,236	3,843	-	3,843

Financial Statements 2013 / Banco Santander Chile 40

Banco Santander Chile and Subsidiaries
Notes to the Unaudited Consolidated Interim Financial Statements
AS OF SEPTEMBER 30, 2013 AND DECEMBER 31, 2012 AND FOR THE THREE-MONTH AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2013 AND 2012

NOTE 02

ACCOUNTING CHANGES AND OTHER RECLASSIFICATIONS, continued

b) Other reclassifications

For purposes of improving the information presented in Consolidated Interim Statements of Income, the Bank has made some reclassification during the current year, that have been made retroactively

The Bank has made certain reclassifications in current period, arising from a review of our financial statements and agreements made at the industry level; for presentation purposes those reclassifications had been applied to prior period with the purposes of made comparative information in accordance with IAS 1 “Presentation of Financial Statements”.

Additionally, IAS 19 Pension Plans – Revised has been effective from January 1, 2013 with retroactive effect over 2012, generating an adjustment of $241 income:

	Closing balance for the three months ended				Pro-Forma balances for the three months ended	Closing balance for the nine months ended			Pro-Forma balances for the nine months ended
OPERATING INCOME	September 30, 2012	Reclassifications		IAS 19 adjustments	September 30, 2012	September 30, 2012	Reclassifications	IAS 19 adjustments	September 30, 2012
Interest income	407,222		-	-	407.222	1,366,035	-	-	1,366,035
Interest expense	(168,491)		-	-	(168,491)	(606,292)	-	-	(606,292)
Net interest income	238,731		-	-	238,731	759,743	-	-	759,743

Fee and commission income	88,817		13	-	88,830	270,692	29	-	270,721
Fee and commission expense	(21,780)		3,647	-	(25,427)	(66,957)	(8,428)	-	(75,385)
Net fee and commission income	67,037	-	3,634	-	63,403	203,735	(8,399)	-	195,336

Net income from financial operations (net trading income)	(19,161)		-	-	(19,161)	(32,941)	-	-	(32,941)
Foreign exchange profit, net	38,383		-	-	38,383	97,106	-	-	97,106
Other operating income	8,074		-	-	8,074	15,128	-	-	15,128
Net operating profit before loan losses	333,064	-	3,634	-	329,430	1,042,771	(8,399)	-	1,034,372

Provisions for loan losses	(119,459)		-	-	(119,459)	(276,315)	-	-	(276,315)

NET OPERATING PROFIT	213,605	-	3,634	-	209,971	766,456	(8,399)	-	758,057
Personnel salaries and expenses	(75,561)		-	100	(75,461)	(223,416)	-	301	(223,115)
Administrative expenses	(46,053)		2,271	-	(43,782)	(135,252)	4,557	-	(130,695)
Depreciation and amortization	(14,051)				(14,051)	(40,321)	-	-	(40,321)
Impairment	-		-	-	-	(88)	-	-	(88)
Other operating expenses	(13,008)		1,363	-	(11,645)	(44,837)	3,842	-	(40,995)
Total operating expenses	(148,673)		3,634	100	(144,939)	(443,914)	8,399	301	(435,214)

OPERATING INCOME	64,932		-	100	65,032	322,542	-	301	322,843

Income from investments in associates and other companies	143		-	-	143	1,250	-	-	1,250
Income before tax	65,075		-	100	65,175	323,792	-	-	324,093
Income tax expense	(12,276)		-	(20)	(12,296)	(45,384)	-	(60)	(45,444)

NET INCOME FOR THE PERIOD	52,799		-	80	52,879	278,408	-	241	278,649
Attributable to:
Bank shareholders (Equity holders of the Bank)	50,563		-	80	50,643	274,565	-	241	274,806
Non-controlling interest	2,236		-	-	2,236	3,843	-	-	3,843

Financial Statements 2013 / Banco Santander Chile 41

Banco Santander Chile and Subsidiaries
Notes to the Unaudited Consolidated Interim Financial Statements
AS OF SEPTEMBER 30, 2013 AND DECEMBER 31, 2012 AND FOR THE THREE-MONTH AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2013 AND 2012

NOTE 03

SIGNIFICANT EVENTS

As of September 30, 2013, the following significant events have occurred and had an impact on the Bank’s operations or the Unaudited Consolidated Interim Financial Statements:

a) The Board

A Shareholders’ Meeting of Banco Santander Chile was held on April 29, 2013, chaired by Mr. Mauricio Larraín Garcés (Chairman), and attended by Jesús María Zabalza Lotina (First Vice President), Oscar von Chrismar Carvajal (Second Vice President), Víctor Arbulú Crousillat, Lisandro Serrano Spoerer, Marco Colodro Hadjes, Vittorio Corbo Lioi, Carlos Olivos Marchant, Roberto Méndez Torres, Lucía Santa Cruz Sutil, Roberto Zahler Mayanz, Raimundo Monge Zegers (Alternate Director) and Juan Pedro Santa María Perez (Alternate Director). Also, the CEO Claudio Melandri Hinojosa and CAO Felipe Contreras Fajardo attended the meeting.

On August 20, 2013 the regular Board Meeting Nº446 was held, the Vice-President Mr. Jesus Maria Zabalza Lotina resigned to hismposition. In the same instance, Directos members designated to Mr Oscar von Chrismas as a Vice-President and to Mr. Juan Pedro Santa Maria Perez as a Director.

Use of Profits and Distribution of Dividends

According to the information presented in aforementioned meeting, 2012 net income (designated in the financial statements as “Income attributable to equity holders of the Bank”) amounted to Ch$ 387,967 million. The Board approved the distribution of 60% of such net income which divided by the amount of shares issued corresponds to a $ 1.235 dividend per share, which was payable starting on April 30, 2013. Also, it was approved that the remaining 40% of the profits be destined to increase the Bank’s reserves.

b) Issuance of bonds during 2013

In 2013, the Bank issued senior bonds in the amount of CHF 300,000,000, UF 3,500,000 and USD 250,000,000. The placement detail is included in Note 17.

b.1) 2013 Senior Bonds

Series	Amount		Term	Issue rate	Issuance date	Maturity date
Floating rate bond	CHF	150,000,000	4 years	Libor (3 months) +100 bp	03-28-2013	03-28-2017
Floating rate bond	CHF	150,000,000	6 years	1.750 per annum simple	09-26-2013	09-26-2019
Total	CHF	300,000,000
Mortgage bond	UF	1,500,000	15 years	3.2 per annum simple	08-01-2013	01-07-2018
Bono E9	UF	2,000,000	10 years	3.6 per annum simple	01-01-2013	15-25-2018
Total	UF	3,500,000
USD Bond	USD	250,000,000	5 years	Libor (3 months) + 100bp	06-07-2013	06-07-2018
Total	USD	250,000,000

b.2) 2013 Subordinated bonds

During the first nine months of 2013, the Bank has not issued subordinated bonds.

b.3) Repurchase of Subordinated Bonds

The Bank has conducted the following repurchase of subordinated bonds during 2013:

Date	Amount

05-22-2013	USD	45,556,000
06-26-2013	CLP	29,245,000,000

Financial Statements 2013 / Banco Santander Chile 42

Banco Santander Chile and Subsidiaries
Notes to the Unaudited Consolidated Interim Financial Statements
AS OF SEPTEMBER 30, 2013 AND DECEMBER 31, 2012 AND FOR THE THREE-MONTH AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2013 AND 2012

NOTE 03

SIGNIFICANT EVENTS, continued

c) Santander Asset Management S.A. Administradora General de Fondos purchase offer received

On May 17, 2013 the Bank received a formal purchase offer from its parent company Banco Santander S.A. (Spain) for its subsidiary, Santander Assets Management S.A. Administradora General de Fondos, which directly or indirectly would acquire the total outstanding shares issued of the subsidiary This purchase offer includes a 10 year service agreement related to placement services to be rendered by the Bank.

The purchases offer is for an amount of Ch$ 130,000 million. The Bank requested independent appraisals to conclude about the reasonableness of the offered price.

On September 23, 2013 the Audit Committee analyzed the facts related to this transaction and concluded, according to the independent appraisal, that the amount offered is a fair value for the subsidiary, and reported its conclusions to the Board of Directors. During the Board of Directors meeting, held on the aforementioned date, the independent appraisal and Audit Committee report were analyzed and the transaction was approved.

On September 30, 2013 the Bank sent a formal letter to the SBIF asking for approval. As of the issuance date of these Financial Statements, the Bank is still awaiting a response from the SBIF.

d) Option to Bonds in Lieu of Loan – La Polar S.A.

During September 2013, the Bank decided to accept an offer from La Polar S.A. to substitute their outstanding loans for bonds. This offer was outlined through the official letter submitted to SBIF on September 7, 2013. This exchange procedure offered creditors to the option to choose the substitution of all their outstanding loan for F Series Bonds (senior) and G Series Bonds (junior). The book value of the loans the Bank held at the date of the exchange amounted to Ch$ 5,399 million. As of September 30, 2013, the Bank sold all aforementioned bonds.

e) Servicios de Infraestructura de Mercado OTC S.A.

On July 19, 2013, Banco Santander Chile, in conjunction with other local banks, incorporated a new entity called “Servicios de Infraestructura de Mercado OTC S.A.”. The Bank made a contribution amounting to Ch$1,439,574,238, equivalent to 1,111 shares at a value of Ch$ 1,295,746.3890 each, which represents 11.11% of equity share of the entity.

The new entity’s aim is to manage the infrastructure for the financial market for over the counter derivatives, providing registration, confirmation, storage, consolidation, and reconciliation services for derivative instruments transactions, as well as facilitate the execution of related and complementary activities.

Between October 01, 2013 and the date on which these Financial Statements were issued (October 22, 2013), no other significant events have occurred which could significantly affect their interpretation.

Financial Statements 2013 / Banco Santander Chile 43

Banco Santander Chile and Subsidiaries
Notes to the Unaudited Consolidated Interim Financial Statements
AS OF SEPTEMBER 30, 2013 AND DECEMBER 31, 2012 AND FOR THE THREE-MONTH AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2013 AND 2012

NOTE 04

BUSINESS SEGMENTS

The Bank manages and measures the performance of its operations by operating segment. The information disclosed in this note is not necessarily comparable to that of other financial institutions, since it is based on management’s segment internal information system.

Inter-segment transactions are conducted under normal arm’s length commercial terms and conditions. Each segment’s assets, liabilities, and income include items directly attributable to the segment to which they can be allocated on a reasonable basis.

In 2013 the Bank has performed an exhaustive review of their business segments as part of transformation process, which involves structural changes and redefining management strategies besides a customer’s services restructuring, generating a massive segmentation of the client’s database. For comparative puropose we have restated segments informations as of September 30, 2012.

The Bank has the following operating segments:

Individuals

a.	Santander Banefe

Serves individuals with monthly incomes from Ch$150,000 to Ch$400,000, who receive services through Santander Banefe. This segment gives customers a variety of services, including consumer loans, credit cards, auto loans, mortgage loans, debit cards, savings products, mutual funds, and insurance brokerage.

b.	Commercial banking

Serves individuals with monthly incomes over Ch$400,000. This segment gives customers a variety of services, including consumer loans, credit cards, auto loans, commercial loans, foreign exchange, mortgage loans, debit cards, checking accounts, savings products, mutual funds, and stock and insurance brokerage.

Small and mid-sized companies (PYMEs)

Serves small companies with annual sales below Ch$1,200 million. This segment gives customers a variety of products, including commercial loans, government-guaranteed loans, leasing, factoring, foreign trade, credit cards, mortgage loans, checking accounts, savings products, mutual funds, and insurance brokerage.

Institutional

Serves institutions such as universities, government entities, local and regional governments. This segment provides a wide variety of products, including commercial loans, leasing, factoring, foreign trade, credit cards, mortgage loans, checking accounts, transactional services, treasury services, financial consulting, savings products, mutual funds, and insurance brokerage.

Companies

The Companies segment is composed of Commercial Banking and Company Banking, where sub-segments of medium-sized companies (Companies), real estate companies (Real Estate) and large corporations are found:

a.	Companies

Serves companies with annual sales exceeding Ch$1,200 million and up to Ch$10,000 million. This segment provides a wide variety of products, including commercial loans, leasing, factoring, foreign trade, credit cards, mortgage loans, checking accounts, transactional services, treasury services, financial consulting, savings products, mutual funds, and insurance brokerage.

b.	Real estate

This segment also includes all the companies engaged in the real estate industry who carry out projects to sell properties to third parties and all builders with annual sales exceeding Ch$ 800 million with no ceiling. These clients are offered not only the traditional banking services but also specialized services to finance projects, chiefly residential, with the aim of expanding sales of mortgage loans.

Financial Statements 2013 / Banco Santander Chile 44

Banco Santander Chile and Subsidiaries
Notes to the Unaudited Consolidated Interim Financial Statements
AS OF SEPTEMBER 30, 2013 AND DECEMBER 31, 2012 AND FOR THE THREE-MONTH AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2013 AND 2012

NOTE 04

BUSINESS SEGMENTS, continued

c.	Large Corporations

Serves companies with annual sales exceeding Ch$10,000 million. This segment provides a wide variety of products, including commercial loans, leasing, factoring, foreign trade, credit cards, mortgage loans, checking accounts, transactional services, treasury services, financial consulting, savings products, mutual funds, and insurance.

Global Banking and Markets

The Global Banking and Markets segment is comprised of:

a.	Corporate

Foreign multinational corporations or Chilean corporations with sales over Ch$10,000 million. This segment provides a wide variety of products, including commercial loans, leasing, factoring, foreign trade, credit cards, mortgage loans, checking accounts, transactional services, treasury services, financial consulting, savings products, mutual funds, and insurance.

b.	Treasury

The Treasury Division provides sophisticated financial products, mainly to companies in the Wholesale Banking area and the Companies segment. These include products such as short-term financing and fund raising, brokerage services, derivatives, securitization, and other tailor-made products. The Treasury area also manages the Bank’s trading positions.

Corporate Activities (“Other”)

This segment includes Financial Management, which develops global foreign exchange structural position functions, involving the parent company’s structural interest risk and liquidity risk, mainly through bond issuances. This segment also manages the Bank’s personal funds, capital allocation by unit, and the financing of investments made. The foregoing usually results in a negative contribution to income.

In addition, this segment encompasses all the intra-segment income and all the activities not assigned to a given segment or product with customers.

The segments’ accounting policies are the same as those described in the summary of accounting policies. The Bank earns most of its income in the form of interest income, fee and commission income and income from financial operations. To evaluate a segment’s financial performance, the Chief Operating Decision Maker (CODM) bases his assessment on the segment's interest income, fee and commission income, and expenses.

Financial Statements 2013 / Banco Santander Chile 45

Banco Santander Chile and Subsidiaries
Notes to the Unaudited Consolidated Interim Financial Statements
AS OF SEPTEMBER 30, 2013 AND DECEMBER 31, 2012 AND FOR THE THREE-MONTH AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2013 AND 2012

NOTE 04

BUSINESS SEGMENTS, continued

Below are the tables showing the Bank’s results by business segment, for the periods ending as of September 30, 2013 and 2012, and December 31, 2012 in addition to the corresponding balances of loans and accounts receivable from customers:

	For the three months ended September 30, 2013
	Net interest income	Net fee and commission income	ROF (1)	Provisions for loan losses	Support expenses (2)	Segment’s net contribution
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Segments
Individuals	151,562	34,944	2,860	(57,958)	(84,970)	46,438
Santander Banefe	23,795	6,064	1,522	(12,037)	(11,595)	7,749
Commercial Banking	127,767	28,880	1,338	(45,921)	(73,375)	38,689
Small and mid-sized companies (PYMEs)	66,421	9,176	1,411	(29,419)	(20,102)	27,487
Institutional	7,607	720	(31)	255	(3,931)	4,620

Companies	41,151	6,495	3,334	(8,640)	(14,315)	28,025
Companies	18,202	3,436	2,117	(7,815)	(7,334)	8,606
Large Corporations	16,059	2,127	1,103	(656)	(5,297)	13,335
Real estate	6,890	932	114	(169)	(1,684)	6,084
Commercial Banking	266,741	51,335	7,574	(95,762)	(123,318)	106,570

Global Banking and Markets	16,399	4,740	11,971	(1,370)	(9,596)	22,144
Corporate	16,794	4,798	472	(1,370)	(4,720)	15,974
Treasury	(395)	(58)	11,499	-	(4,876)	6,170
Other	4,465	(1,144)	8,070	653	(9,967)	2,077
Total	287,605	54,931	27,615	(96,479)	(142,881)	130,791

Other operating income						4,112
Other operating expenses						(15,462)
Income from investments in other companies						345
Income tax						(18,417)
Net income for the period						101,369

(1) Corresponds to the sum of the net income from financial operations and foreign exchange gain.

(2) Corresponds to the sum of personnel salaries and expenses, administrative expenses, depreciation, amortization, and impairment.

Financial Statements 2013 / Banco Santander Chile 46

Banco Santander Chile and Subsidiaries
Notes to the Unaudited Consolidated Interim Financial Statements
AS OF SEPTEMBER 30, 2013 AND DECEMBER 31, 2012 AND FOR THE THREE-MONTH AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2013 AND 2012

NOTE 04

BUSINESS SEGMENTS, continued

	For the three months ended September 30, 2012
	Net interest income	Net fee and commission income	ROF (1)	Provisions for loan losses	Support expenses (2)	Segment’s net contribution
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Segments
Individuals	157,497	42,830	3,438	(88,399)	(85,387)	29,979
Santander Banefe	30,394	8,200	1,148	(15,309)	(11,877)	12,556
Commercial Banking	127,103	34,630	2,290	(73,090)	(73,510)	17,423
Small and mid-sized companies (PYMEs)	59,843	9,051	1,022	(23,975)	(18,616)	27,325
Institutional	7,024	645	141	148	(4,078)	3,880

Companies	36,928	6,218	2,725	(10,133)	(14,241)	21,497
Companies	17,656	3,265	1,179	(8,769)	(7,351)	5,980
Large Corporations	13,912	2,188	1,491	(1,160)	(5,221)	11,210
Real estate	5,360	765	55	(204)	(1,669)	4,307
Commercial Banking	261,292	58,744	7,326	(122,359)	(122,322)	82,681

Global Banking and Markets	10,377	4,104	14,457	2,584	(8,622)	22,900
Corporate	12,959	3,697	24	2,584	(4,055)	15,209
Treasury	(2,582)	407	14,433	-	(4,567)	7,691
Other	(32,938)	555	(2,561)	316	(2,350)	(36,978)
Total	238,731	63,403	19,222	(119,459)	(133,294)	68,603

Other operating income						8,074
Other operating expenses						(11,645)
Income from investments in other companies						143
Income tax						(12,296)
Net income for the period						52,879

(1) Corresponds to the sum of the net income from financial operations and foreign exchange gain.

(2) Corresponds to the sum of personnel salaries and expenses, administrative expenses, depreciation, amortization, and impairment.

Financial Statements 2013 / Banco Santander Chile 47

Banco Santander Chile and Subsidiaries
Notes to the Unaudited Consolidated Interim Financial Statements
AS OF SEPTEMBER 30, 2013 AND DECEMBER 31, 2012 AND FOR THE THREE-MONTH AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2013 AND 2012

NOTE 04

BUSINESS SEGMENTS, continued

Segments information in accordance with the old segmentation basis is as follows:

	For the three months ended September 30, 2012
	Net interest income	Net fee and commission income	ROF (1)	Provisions for loan losses	Support expenses (2)	Segment’s net contribution
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Segments
Individuals	157,237	41,609	1,311	(90,779)	(88,837)	20,541
Santander Banefe	30,426	8,200	39	(17,404)	(17,218)	4,043
Commercial Banking	126,811	33,409	1,272	(73,375)	(71,619)	16,498
Small and mid-sized companies (PYMEs)	59,849	10,064	908	(21,599)	(18,346)	30,876
Institutional	7,028	646	141	146	(3,132)	4,829

Companies	36,978	6,442	2,702	(10,501)	(12,883)	22,738
Companies	17,695	3,471	1,173	(8,771)	(6,511)	7,057
Large Corporations	13,908	2,200	1,476	(1,512)	(4,947)	11,125
Real estate	5,375	771	53	(218)	(1,425)	4,556
Commercial Banking	261,092	58,761	5,062	(122,733)	(123,198)	78,984

Global Banking and Markets	12,748	3,787	14,480	2,458	(8,528)	24,945
Corporate	15,557	4,500	81	2,458	(3,796)	18,800
Treasury	(2,809)	(713)	14,399	-	(4,732)	6,145
Other	(35,109)	855	(320)	816	(1,568)	(35,331)
Total	238,731	63,403	19,222	(119,459)	(133,294)	68,603

Other operating income						8,074
Other operating expenses						(11,645)
Income from investments in other companies						143
Income tax						(12,296)
Net income for the period						52,879

Financial Statements 2013 / Banco Santander Chile 48

Banco Santander Chile and Subsidiaries
Notes to the Unaudited Consolidated Interim Financial Statements
AS OF SEPTEMBER 30, 2013 AND DECEMBER 31, 2012 AND FOR THE THREE-MONTH AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2013 AND 2012

NOTE 04

BUSINESS SEGMENTS, continued

	As of September 30, 2013	For the nine months ended September 30, 2013
	Loans and accounts receivable from customers (1)	Net interest income	Net fee and commission income	ROF (2)	Provisions for loan losses	Support expenses (3)	Segment’s net contribution
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Segments
Individuals	10,109,173	456,417	112,266	5,649	(174,630)	(262,646)	137,056
Santander Banefe	717,840	76,122	19,627	1,522	(43,933)	(35,858)	17,480
Commercial Banking	9,391,333	380,295	92,639	4,127	(130,697)	(226,788)	119,576
Small and mid-sized companies (PYMEs)	3,168,804	194,729	28,210	3,522	(74,618)	(59,554)	92,289
Institutional	360,276	22,762	1,968	220	33	(11,989)	12,994

Companies	4,541,825	120,027	20,160	9,952	(22,177)	(39,998)	87,964
Companies	1,729,125	55,028	10,668	5,681	(15,125)	(20,709)	35,543
Large Corporations	1,861,860	45,713	6,895	4,049	(6,660)	(14,832)	35,165
Real estate	950,840	19,286	2,597	222	(392)	(4,457)	17,256
Commercial Banking	18,180,078	793,935	162,604	19,343	(271,392)	(374,187)	330,303

Global Banking and Markets	2,153,343	42,030	13,670	41,207	(5,297)	(28,371)	63,239
Corporate	2,153,343	46,292	12,420	592	(5,297)	(14,484)	39,523
Treasury	-	(4,262)	1,250	40,615	-	(13,887)	23,716
Other	134,604	(53,212)	(2,578)	22,580	697	(15,359)	(47,872)

Total	20,468,025	782,753	173,696	83,130	(275,992)	(417,917)	345,670

Other operating income							15,869
Other operating expenses							(41,135)
Income from investments in other companies							1,494
Income tax							(52,947)
Net income for the period							268,951

(1) Corresponds to Loans and accounts receivable from customers plus the interbank loans balances, shown in a gross basis.

(2) Corresponds to the sum of the net income from financial operations and foreign exchange gain.

(3) Corresponds to the sum of personnel salaries and expenses, administrative expenses, depreciation, amortization, and impairment.

Financial Statements 2013 / Banco Santander Chile 49

Banco Santander Chile and Subsidiaries
Notes to the Unaudited Consolidated Interim Financial Statements
AS OF SEPTEMBER 30, 2013 AND DECEMBER 31, 2012 AND FOR THE THREE-MONTH AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2013 AND 2012

NOTE 04

BUSINESS SEGMENTS, continued

	As of December 31, 2012	For the nine months ended September 30, 2012
	Loans and accounts receivables from customers (1)	Net interest income	Net fee and commission income	ROF (2)	Provisions for loan losses	Support expenses (3)	Segment’s net contribution
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Segments
Individuals	9,723,801	467,756	133,506	6,705	(203,592)	(252,866)	151,509
Santander Banefe	799,412	93,394	26,071	1,186	(52,113)	(39,931)	28,607
Commercial Banking	8,924,389	374,362	107,435	5,519	(151,479)	(212,935)	122,902
Small and mid-sized companies (PYMEs)	2,836,695	172,797	28,700	3,893	(56,833)	(55,867)	92,690
Institutional	356,465	22,212	1,859	499	(543)	(11,768)	12,259

Companies	4,072,191	111,441	19,401	8,531	(17,482)	(38,105)	83,786
Companies	1,632,276	53,063	10,216	3,940	(17,020)	(20,118)	30,081
Large Corporations	1,668,828	42,598	6,695	4,301	(1,576)	(13,538)	38,480
Real estate	771,087	15,780	2,490	290	1,114	(4,449)	15,225
Commercial Banking	16,989,152	774,206	183,466	19,628	(278,450)	(358,606)	340,244

Global Banking and Markets	1,858,116	34,333	13,707	50,321	2,583	(26,213)	74,731
Corporate	1,851,127	40,907	11,957	409	2,583	(12,934)	42,922
Treasury	6,989	(6,574)	1,750	49,912	-	(13,279)	31,809
Other	119,384	(48,796)	(1,837)	(5,784)	(448)	(9,400)	(66,265)

Total	18,966,652	759,743	195,336	64,165	(276,315)	(394,219)	348,710

Other operating income							15,128
Other operating expenses							(40,995)
Income from investments in other companies							1,250
Income tax							(45,444)
Net income for the period							278,649

(1) Corresponds to Loans and accounts receivable from customers plus the interbank loans balances, shown in a gross basis.

(2) Corresponds to the sum of the net income from financial operations and foreign exchange gain.

(3) Corresponds to the sum of personnel salaries and expenses, administrative expenses, depreciation, amortization, and impairment.

Financial Statements 2013 / Banco Santander Chile 50

Banco Santander Chile and Subsidiaries
Notes to the Unaudited Consolidated Interim Financial Statements
AS OF SEPTEMBER 30, 2013 AND DECEMBER 31, 2012 AND FOR THE THREE-MONTH AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2013 AND 2012

NOTE 04

BUSINESS SEGMENTS, continued

Segments information in accordance with the old segmentation basis is as follows:

	As of December 31, 2012	For the nine months ended September 30, 2012
	Loans and accounts receivables from customers (1)	Net interest income	Net fee and commission income	ROF (2)	Provisions for loan losses	Support expenses (3)	Segment’s net contribution
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Segments
Individuals	9,723,801	466,692	132,244	4,571	(208,729)	(258,380)	136,398
Santander Banefe	799,412	93,482	26,071	77	(57,330)	(51,121)	11,179
Commercial Banking	8,924,389	373,210	106,173	4,494	(151,399)	(207,259)	125,219
Small and mid-sized companies (PYMEs)	2,836,695	172,954	29,757	3,784	(51,700)	(55,936)	98,859
Institutional	356,465	22,221	1,859	499	(544)	(9,456)	14,579

Companies	4,072,191	111,451	19,620	8,531	(17,851)	(36,169)	85,582
Companies	1,632,276	53,187	10,422	3,940	(17,022)	(18,476)	32,051
Large Corporations	1,668,828	42,439	6,697	4,301	(1,928)	(13,616)	37,893
Real estate	771,087	15,825	2,501	290	1,099	(4,077)	15,638
Commercial Banking	16,989,152	773,318	183,480	17,385	(278,824)	(359,941)	335,418

Global Banking and Markets	1,858,116	40,675	11,237	50,322	2,458	(26,009)	78,683
Corporate	1,851,127	47,946	13,694	445	2,458	(10,793)	53,750
Treasury	6,989	(7,271)	(2,457)	49,877	-	(15,216)	24,933
Other	119,384	(54,250)	619	(3,542)	51	(8,269)	(65,391)

Total	18,966,652	759,743	195,336	64,165	(276,315)	(394,219)	348,710

Other operating income							15,128
Other operating expenses							(40,995)
Income from investments in other companies							1,250
Income tax							(45,444)
Net income for the period							278,649

Financial Statements 2013 / Banco Santander Chile 51

Banco Santander Chile and Subsidiaries
Notes to the Unaudited Consolidated Interim Financial Statements
AS OF SEPTEMBER 30, 2013 AND DECEMBER 31, 2012 AND FOR THE THREE-MONTH AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2013 AND 2012

NOTE 05

CASH AND CASH EQUIVALENTS

a)	The detail of the balances included under cash and cash equivalents is as follows:

	As of September 30,	As of December 31,
	2013	2012
	MCh$	MCh$

Cash and deposits in banks
Cash	537,537	435,687
Deposits in the Central Bank of Chile	897,465	520,031
Deposits in domestic banks	313	4,057
Deposits in foreign banks	183,142	290,639
Subtotals – Cash and bank deposits	1,618,457	1,250,414

Cash in process of collection, net	217,362	235,314

Cash and cash equivalents	1,835,819	1,485,728

The level of funds in cash and at the Central Bank of Chile, which are included in the “Deposits in the Central Bank of Chile” line, reflects regulations governing the reserves that the Bank must maintain on average on a monthly basis.

b)	Cash in process of collection and in process of being cleared:

Cash items in process of collection and in process of being cleared are transactions in which only settlement remains pending, which will increase assets or decrease liabilities funds in the Central Bank of Chile or in foreign banks, normally within the next 24 to 48 business hours from the end of each period. These transactions are presented according to the following detail:

	As of September 30,	As of December 31,
	2013	2012
	MCh$	MCh$

Assets
Documents held by other banks (documents to be cleared)	228,022	238,714
Funds receivable	379,611	281,553
Subtotals	607,633	520,267
Liabilities
Funds payable	390,271	284,953
Subtotals	390,271	284,953

Cash in process of collection, net	217,362	235,314

Financial Statements 2013 / Banco Santander Chile 52

Banco Santander Chile and Subsidiaries
Notes to the Unaudited Consolidated Interim Financial Statements
AS OF SEPTEMBER 30, 2013 AND DECEMBER 31, 2012 AND FOR THE THREE-MONTH AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2013 AND 2012

NOTE 06

TRADING INVESTMENTS

The detail of the instruments deemed as financial trading investments is as follows:

	As of September 30,	As of December 31,
	2013	2012
	MCh$	MCh$

Chilean Central Bank and Government securities:
Chilean Central Bank Bonds	60,715	267,008
Chilean Central Bank Notes	126	3,397
Other Chilean Central Bank and Government securities	63,391	48,160
Subtotals	124,232	318,565

Other Chilean securities:
Time deposits in Chilean financial institutions	-	3,531
Mortgage finance bonds of Chilean financial institutions	-	-
Chilean financial institution bonds	-	-
Chilean corporate bonds	1,406	-
Other Chilean securities	-	-
Subtotals	1,406	3,531

Foreign financial securities:
Foreign Central Banks and Government securities	-	-
Other foreign financial instruments	294	-
Subtotals	294	-

Investments in mutual funds:
Funds managed by related entities	-	16,191
Funds managed by others	-	-
Subtotals	-	16,191

Total	125,932	338,287

As of September 30, 2013 and December 31, 2012 there are no securities sold with repurchase agreement to clients and financial institutions.

As of September 30, 2012 and December 31, 2012 under the “Chilean Central Bank and Government securities” item there are no securities sold under repurchase agreement to customers and financial institutions.

As of September 30, 2012 and December 31, 2011 there are no securities sold with repurchase agreement to clients and financial institutions included under “Other Chilean Securities” and “Foreign financial securities” items.

Financial Statements 2013 / Banco Santander Chile 53

Banco Santander Chile and Subsidiaries
Notes to the Unaudited Consolidated Interim Financial Statements
AS OF SEPTEMBER 30, 2013 AND DECEMBER 31, 2012 AND FOR THE THREE-MONTH AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2013 AND 2012

NOTE 07

DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGE ACCOUNTING

a)	As of September 30, 2013 and December 31, 2012 the Bank holds the following portfolio of derivative instruments:

	As of September 30, 2013
	Notional amount				Fair value
	Up to 3 months	More than 3 months to 1 year	More than 1 year	Total	Assets	Liabilities
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Fair value hedge derivatives
Currency forwards	-	-	-	-	-	-
Interest rate swaps	25,000	-	407,557	432,557	8,854	1,594
Cross currency swaps	-	77,055	786,320	863,375	27,504	1,751
Call currency options	-	-	-	-	-	-
Call interest rate options	-	-	-	-	-	-
Put currency options	-	-	-	-	-	-
Put interest rate options	-	-	-	-	-	-
Interest rate futures	-	-	-	-	-	-
Other derivatives	-	-	-	-	-	-
Subtotals	25,000	77,055	1,193,877	1,295,932	36,358	3,345

Cash flow hedge derivatives
Currency forwards	-	-	-	-	-	-
Interest rate swaps	-	-	-	-	-	-
Cross currency swaps	486,845	1,016,056	543,664	2,046,565	51,686	14,643
Call currency options	-	-	-	-	-	-
Call interest rate options	-	-	-	-	-	-
Put currency options	-	-	-	-	-	-
Put interest rate options	-	-	-	-	-	-
Interest rate futures	-	-	-	-	-	-
Other derivatives
Subtotals	486,845	1,016,056	543,664	2,046,565	51,686	14,643

Trading derivatives
Currency forwards	17,181,199	9,562,773	1,705,142	28,449,114	166,825	167,364
Interest rate swaps	3,787,475	10,658,254	21,371,656	35,817,385	190,860	204,550
Cross currency swaps	1,684,650	3,921,881	12,747,988	18,354,519	829,952	711,964
Call currency options	99,398	53,836	6,056	159,290	1,866	1,050
Call interest rate options	4,403	-	10,009	14,412	-	-
Put currency options	86,556	48,161	2,524	137,241	1,466	1,362
Put interest rate options	-	-	-	-	-	-
Interest rate futures	-	-	-	-	-	-
Other derivatives	133,882	-	-	133,882	456	33
Subtotals	22,977,563	24,244,905	35,843,375	83,065,843	1,191,425	1,086,323

Total	23,489,408	25,338,016	37,580,916	86,408,340	1,279,469	1,104,311

Financial Statements 2013 / Banco Santander Chile 54

Banco Santander Chile and Subsidiaries
Notes to the Unaudited Consolidated Interim Financial Statements
AS OF SEPTEMBER 30, 2013 AND DECEMBER 31, 2012 AND FOR THE THREE-MONTH AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2013 AND 2012

NOTE 07

DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGE ACCOUNTING, continued

	As of December 31, 2012
	Notional amount				Fair value
	Up to 3 months	More than 3 months to 1 year	More than 1 year	Total	Assets	Liabilities
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Fair value hedge derivatives
Currency forwards	-	-	-	-	-	-
Interest rate swaps	95,200	397,092	395,471	887,763	12,647	4,054
Cross currency swaps	25,396	14,975	671,942	712,313	12,716	4,361
Call currency options	-	-	-	-	-	-
Call interest rate options	-	-	-	-	-	-
Put currency options	-	-	-	-	-	-
Put interest rate options	-	-	-	-	-	-
Interest rate futures	-	-	-	-	-	-
Other derivatives	-	-	-	-	-	-
Subtotals	120,596	412,067	1,067,413	1,600,076	25,363	8,415

Cash flow hedge derivatives
Currency forwards	13,704	-	-	13,704	-	298
Interest rate swaps	-	-	-	-	-	-
Cross currency swaps	268,693	666,668	689,045	1,624,406	1,851	52,589
Call currency options	-	-	-	-	-	-
Call interest rate options	-	-	-	-	-	-
Put currency options	-	-	-	-	-	-
Put interest rate options	-	-	-	-	-	-
Interest rate futures	-	-	-	-	-	-
Other derivatives	-	-	-	-	-	-
Subtotals	282,397	666,668	689,045	1,638,110	1,851	52,887

Trading derivatives
Currency forwards	17,560,012	7,109,216	563,301	25,232,529	159,624	187,304
Interest rate swaps	4,578,678	9,882,478	13,752,690	28,213,846	204,800	230,380
Cross currency swaps	1,126,961	3,215,654	11,639,636	15,982,251	899,174	665,100
Call currency options	413,452	8,032	-	421,484	567	1,485
Call interest rate options	3,917	14,458	12,481	30,856	24	20
Put currency options	402,234	1,928	-	404,162	1,777	516
Put interest rate options	-	-	-	-	-	-
Interest rate futures	-	-	-	-	-	-
Other derivatives	19,415	-	-	19,415	32	54
Subtotals	24,104,669	20,231,766	25,968,108	70,304,543	1,265,998	1,084,859

Total	24,507,662	21,310,501	27,724,566	73,542,729	1,293,212	1,146,161

Financial Statements 2013 / Banco Santander Chile 55

Banco Santander Chile and Subsidiaries
Notes to the Unaudited Consolidated Interim Financial Statements
AS OF SEPTEMBER 30, 2013 AND DECEMBER 31, 2012 AND FOR THE THREE-MONTH AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2013 AND 2012

NOTE 07

DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGE ACCOUNTING, continued

b)	Hedge accounting

Fair value hedge:

The Bank uses cross-currency swaps, interest rate swaps, and call money swaps to hedge its exposure to changes in fair value of hedged items attributable to interest rates. The aforementioned hedging instruments change the effective cost of long-term issuances from a fixed interest rate to a variable interest rate, decreasing the duration and modifying the sensitivity to the shortest segments of the curve.

Below is a detail of the hedged elements and hedge instruments under fair value hedges as of September 30, 2013 and December 31, 2012 classified by term to maturity:

	As of September 30, 2013
	Within 1 year	Between 1 and 3 years	Between 3 and 6 years	Over 6 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$

Hedged item
Senior bonds	-	-	-	25,000	25,000
Yankee Bond	-	-	-	66,116	66,116
Time deposits	-	-	-	-	-
Mortgage loans	-	-	-	3,739	3,739
Time deposits	-	-	-	27,709	27,709
Senior bonds	-	322,289	104,526	543,558	970,373
Subordinated bonds	-	100,940	-	-	100,940
Interbank borrowings	77,055	-	-	-	77,055
Short-term loans: Corfo	25,000	-	-	-	25,000
Totales	102,055	423,229	104,526	666,122	1,295,932
Hedging instrument
Cross currency swap	77,055	271,819	104,526	409,975	863,375
Interest rate swap	-	151,410	-	66,116	217,526
Call money swap	25,000	-	-	190,031	215,031
Total	102,055	423,229	104,526	666,122	1,295,932

	As of December 31, 2012
	Within 1 year	Between 1 and 3 years	Between 3 and 6 years	Over 6 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$

Hedged item
Corporate bonds	10,295	-	-	-	10,295
Senior bonds	-	300,769	4,568	582,226	887,563
Subordinated bonds	-	143,655	-	-	143,655
Short-term loans	25,000	-	-	-	25,000
Time deposits	497,368	-	-	27,409	524,777
Mortgage finance bonds	-	-	-	3,995	3,995
Yankee Bond	-	-	-	4,791	4,791
Total	532,663	444,424	4,568	618,421	1,600,076

Hedging instrument
Cross currency swap	40,371	300,769	4,568	366,605	712,313
Interest rate swap	39,295	143,655	-	28,731	211,681
Call money swap	452,997	-	-	223,085	676,082
Total	532,663	444,424	4,568	618,421	1,600,076

Financial Statements 2013 / Banco Santander Chile 56

Banco Santander Chile and Subsidiaries
Notes to the Unaudited Consolidated Interim Financial Statements
AS OF SEPTEMBER 30, 2013 AND DECEMBER 31, 2012 AND FOR THE THREE-MONTH AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2013 AND 2012

NOTE 07

DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGE ACCOUNTING, continued

Cash flow hedges:

The Bank uses cross currency swaps to hedge the risk from variability of cash flows attributable to changes in the interest rates of bonds and interbank loans at a variable rate. To cover the inflation risk in some items, we use both forwards as well as currency swaps. Both the cash flows of the cross currency swaps as well as over forwards equal the cash flows of the hedged items, and modify uncertain cash flows.

Below is the nominal amount of the hedged items as of September 30, 2013 and December 31, 2012 and the period when the cash flows will be generated:

	As of September 30, 2013
	Within 1 year	Between 1 and 3 years	Between 3 and 6 years	Over 6 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$

Hedged item
Available for sale investments (deposits)	288,168	34,286	-	28,265	350,719
Mutual mortgage loans	-	111,517	-	-	111,517
Variable rate bonds	308,291	98,265	209,919	-	616,475
Bonds	-	41,224	-	-	41,224
Interbank loans	906,442	20,188	-	-	926,630
Total	1,502,901	305,480	209,919	28,265	2,046,565

Hedging instrument
Cross currency swap	1,502,901	305,480	209,919	28,265	2,046,565
Total	1,502,901	305,480	209,919	28,265	2,046,565

	As of December 31, 2012
	Within 1 year	Between 1 and 3 years	Between 3 and 6 years	Over 6 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$

Hedged item
Available for sale investments (deposits)	33,502	11,328	-	-	44,830
Mutual mortgage loans	-	44,649	-	-	44,649
Time deposits and other time liabilities	51,008	-	-	-	51,008
Variable rate bonds	52,780	239,425	93,232	-	385,437
Bonds	57,102	106,942	-	28,265	192,309
Interbank loans	754,673	165,204	-	-	919,877
Total	949,065	567,548	93,232	28,265	1,638,110

Hedging instrument
Cross currency swap	935,361	567,548	93,232	28,265	1,624,406
Forward	13,704	-	-	-	13,704
Total	949,065	567,548	93,232	28,265	1,638,110

Financial Statements 2013 / Banco Santander Chile 57

Banco Santander Chile and Subsidiaries
Notes to the Unaudited Consolidated Interim Financial Statements
AS OF SEPTEMBER 30, 2013 AND DECEMBER 31, 2012 AND FOR THE THREE-MONTH AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2013 AND 2012

NOTE 07

DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGE ACCOUNTING, continued

Below is an estimate of the periods in which the flows are expected to be produced:

b.1) Forecast cash flows of hedged items and its corresponding hedging instruments for interest rate risk:

	As of September 30, 2013
	Within 1 year	Between 1 and 3 years	Between 3 and 6 years	Over 6 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$

Hedged item
Inflows	-	-	-	-	-
Outflows	(14,342)	(10,814)	(3,040)	-	(28,196)
Net flows	(14,342)	(10,814)	(3,040)	-	(28,196)

Hedging instrument
Inflows	14,342	10,814	3,040	-	28,196
Outflows	(15,198)	(309)	(7,976)	-	(23,483)
Net flows	(856)	10,505	(4,936)	-	4,713

	As of December 31, 2012
	Within 1 year	Between 1 and 3 years	Between 3 and 6 years	Over 6 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$

Hedged item
Inflows	-	-	-	-	-
Outflows	(13,675)	(6,515)	(577)	-	(20,767)
Net flows	(13,675)	(6,515)	(577)	-	(20,767)

Hedging instrument
Inflows	13,675	6,515	577	-	20,767
Outflows	(32,129)	(9,782)	(845)	-	(42,756)
Net flows	(18,454)	(3,267)	(268)	-	(21,989)

Financial Statements 2013 / Banco Santander Chile 58

Banco Santander Chile and Subsidiaries
Notes to the Unaudited Consolidated Interim Financial Statements
AS OF SEPTEMBER 30, 2013 AND DECEMBER 31, 2012 AND FOR THE THREE-MONTH AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2013 AND 2012

NOTE 07

DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGE ACCOUNTING, continued

b.2) Forecast cash flows of hedged items and its corresponding hedging instruments for inflation risk:

	As of September 30, 2013
	Within 1 year	Between 1 and 3 years	Between 3 and 6 years	Over 6 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$

Hedged item
Inflows	341,544	122,668	-	-	464,212
Outflows	(60,063)	(31,246)	(3,539)	(3,381)	(98,229)
Net flows	281,481	91,422	(3,539)	(3,381)	365,983

Hedging instrument
Inflows	60,063	31,246	3,539	3,381	98,229
Outflows	(341,544)	(122,668)	-	-	(464,212)
Net flows	(281,481)	(91,422)	3,539	3,381	(365,983)

	As of December 31, 2012
	Within 1 year	Between 1 and 3 years	Between 3 and 6 years	Over 6 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$

Hedged item
Inflows	24,089	20,802	-	-	44,891
Outflows	(2,938)	(2,658)	(2,301)	(2,991)	(10,888)
Net flows	21,151	18,144	(2,301)	(2,991)	34,003

Hedging instrument
Inflows	2,938	2,658	2,301	2,991	10,888
Outflows	(24,089)	(20,802)	-	-	(44,891)
Net flows	(21,151)	(18,144)	2,301	2,991	(34,003)

Financial Statements 2013 / Banco Santander Chile 59

Banco Santander Chile and Subsidiaries
Notes to the Unaudited Consolidated Interim Financial Statements
AS OF SEPTEMBER 30, 2013 AND DECEMBER 31, 2012 AND FOR THE THREE-MONTH AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2013 AND 2012

NOTE 07

DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGE ACCOUNTING, continued

c)	The results generated by cash flow hedges whose effect was recorded in the Unaudited Consolidated Interim Statement of Changes in Equity for the period as of September 30, 2013 and December 31, 2012, is shown below:

	As of September 30, 2013	As of December 31, 2012
	MCh$	MCh$

Bonds	365	(1,925)
Interbank loans	2,102	2,943
Time deposits and other time liabilities	-	(551)
Variable rate bonds	2,142	4,393
Available for sale investments (deposits)	(341)	321
Mortgage loans	448	134

(Debits) credits	4,716	5,315

Since the variable flows for both the hedged element and the hedging element mirror each other, the hedges are nearly 100% effective. As of September 30, 2013 and December 31, 2012, Ch$ 69 million and Ch$ 23 million loss respectively, were recognized in profit and loss for the ineffective portions.

During the period, the Bank did not enter into any cash flow hedge accounting of forecasted transactions.

d)	Below are the reclassification adjustments of cash flow hedges from other comprehensive income to profit and loss during the period:

	For the three months ended September 30,		For the nine months ended September 30,
	2013 MCh$	2012 MCh$	2013 MCh$	2012 MCh$

Bond hedging derivatives	1	14	(34)	(777)
Interbank loans hedging derivatives	390	387	1,159	1,067

Cash flow hedge net income	391	401	1,125	290

e)	Hedges of net investment hedges in foreign operations:

As of September 30, 2013 and 2012, the Bank does not present foreign net investment hedges in its hedge accounting portfolio.

Financial Statements 2013 / Banco Santander Chile 60

Banco Santander Chile and Subsidiaries
Notes to the Unaudited Consolidated Interim Financial Statements
AS OF SEPTEMBER 30, 2013 AND DECEMBER 31, 2012 AND FOR THE THREE-MONTH AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2013 AND 2012

NOTE 08

INTERBANK LOANS

a)	The balances in the “Interbank loans” item are as follows:

	As of September 30,	As of December 31,
	2013	2012
	MCh$	MCh$

Domestic interbank loans
Loans and advances to banks	-	-
Deposits in the Central Bank of Chile	-	-
Non-transferable Chilean Central Bank Bonds	-	-
Other Central Bank of Chile loans	-	-
Interbank loans - Domestic	104	27
Overdrafts in checking accounts	-	-
Non-transferable domestic bank loans	-	-
Other domestic bank loans	-	-
Provisions and impairment for domestic bank loans	-	-

Foreign interbank loans
Interbank loans - Foreign	144,657	90,546
Overdrafts in checking accounts	-	-
Non-transferable foreign bank deposits	-	-
Other foreign bank loans	-	-
Provisions and impairment for foreign bank loans	(71)	(46)

Total	144,690	90,527

b)	The amount in each period for provisions and impairment of interbank loans, which are included in the “Provisions for loan losses” item, is shown below:

	As of September 30,			As of December 31,
	2013			2012
	Domestic banks	Foreign banks	Total	Domestic banks	Foreign banks	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

As of January 1	-	46	46	1	146	147
Charge-offs	-	-	-	-	-	-
Provisions established	-	88	88	-	299	299
Provisions released	-	(63)	(63)	(1)	(399)	(400)

Total	-	71	71	-	46	46

Financial Statements 2013 / Banco Santander Chile 61

Banco Santander Chile and Subsidiaries
Notes to the Unaudited Consolidated Interim Financial Statements
AS OF SEPTEMBER 30, 2013 AND DECEMBER 31, 2012 AND FOR THE THREE-MONTH AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2013 AND 2012

NOTE 09

LOANS AND ACCOUNTS RECEIVABLE FROM CUSTOMERS

a)	Loans and accounts receivables from customers

As of September 30, 2013 and December 31, 2012 the composition of the loan portfolio is as follows:

As of September 30, 2013	Assets before allowances				Allowances established
	Normal portfolio	Substandard portfolio	Impaired portfolio	Total	Individual allowances	Group allowances	Total	Total portfolio, net
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Commercial loans
Commercial loans	6,783,388	203,774	561,630	7,548,792	118,496	81,606	200,102	7,348,690
Foreign trade loans	1,735,388	45,908	49,351	1,830,647	34,319	826	35,145	1,795,502
Checking accounts debtors	270,572	3,178	11,544	285,294	3,171	4,971	8,142	277,152
Factoring transactions	341,717	2,290	3,276	347,283	4,003	673	4,676	342,607
Leasing transactions	1,191,314	68,561	43,636	1,303,511	14,273	5,044	19,317	1,284,194
Other loans and accounts receivavle	98,438	716	19,425	118,579	4,964	7,511	12,475	106,104
Subtotals	10,420,817	324,427	688,862	11,434,106	179,226	100,631	279,857	11,154,249

Mortgage loans
Loans with mortgage finance bonds	73,601	-	3,102	76,703	-	493	493	76,210
Mortgage mutual loans	38,286	-	2,073	40,359	-	349	349	40,010
Other mortgage mutual loans	5,034,166	-	314,372	5,348,538	-	42,489	42,489	5,306,049
Leasing transactions	-	-	-	-	-	-	-	-
Subtotals	5,146,053	-	319,547	5,465,600	-	43,331	43,331	5,422,269

Consumer loans
Installment consumer loans	1,766,890	-	325,291	2,092,181	-	221,645	221,645	1,870,536
Credit card balances	1,109,870	-	23,254	1,133,124	-	35,874	35,874	1,097,250
Leasing transactions	3,368	-	91	3,459	-	73	73	3,386
Other consumer loans	189,943	-	4,851	194,794	-	5,636	5,636	189,158
Subtotals	3,070,071	-	353,487	3,423,558	-	263,228	263,228	3,160,330

Total	18,636,941	324,427	1,361,896	20,323,264	179,226	407,190	586,416	19,736,848

Financial Statements 2013 / Banco Santander Chile 62

Banco Santander Chile and Subsidiaries
Notes to the Unaudited Consolidated Interim Financial Statements
AS OF SEPTEMBER 30, 2013 AND DECEMBER 31, 2012 AND FOR THE THREE-MONTH AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2013 AND 2012

NOTE 09

LOANS AND ACCOUNTS RECEIVABLES FROM CUSTOMERS, continued

As of December 31, 2012	Assets before allowances				Allowances established
	Normal portfolio	Substandard portfolio	Impaired portfolio	Total	Individual allowances	Group allowances	Total	Total portfolio, net
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Commercial loans
Commercial loans	6,585,063	187,762	543,592	7,316,417	108,184	83,690	191,874	7,124,543
Foreign trade loans	1,220,303	28,085	22,035	1,270,423	26,306	921	27,227	1,243,196
Checking accounts debtors	191,714	3,692	9,949	205,355	1,709	2,519	4,228	201,127
Factoring transactions	317,837	869	3,536	322,242	3,538	784	4,322	317,920
Leasing transactions	1,168,825	66,724	42,006	1,277,555	14,985	5,987	20,972	1,256,583
Other loans and accounts receivavle	78,506	765	17,758	97,029	213	2,037	2,250	94,779
Subtotals	9,562,248	287,897	638,876	10,489,021	154,935	95,938	250,873	10,238,148

Mortgage loans
Loans with mortgage finance bonds	88,643	-	3,561	92,204	-	493	493	91,711
Mortgage mutual loans	43,690	-	2,415	46,105	-	936	936	45,169
Other mortgage mutual loans	4,910,218	-	223,054	5,133,272	-	34,561	34,561	5,098,711
Leasing transactions	-	-	-	-	-	-	-	-
Subtotals	5,042,551	-	229,030	5,271,581	-	35,990	35,990	5,235,591

Consumer loans
Installment consumer loans	1,502,346	-	355,311	1,857,657	-	218,474	218,474	1,639,183
Credit card balances	1,023,776	-	30,697	1,054,473	-	38,719	38,719	1,015,754
Leasing transactions	3,433	-	255	3,688	-	160	160	3,528
Other consumer loans	192,937	-	6,722	199,659	-	5,906	5,906	193,753
Subtotals	2,722,492	-	392,985	3,115,477	-	263,259	263,259	2,852,218

Total	17,327,291	287,897	1,260,891	18,876,079	154,935	395,187	550,122	18,325,957

Financial Statements 2013 / Banco Santander Chile 63

Banco Santander Chile and Subsidiaries
Notes to the Unaudited Consolidated Interim Financial Statements
AS OF SEPTEMBER 30, 2013 AND DECEMBER 31, 2012 AND FOR THE THREE-MONTH AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2013 AND 2012

NOTE 09

LOANS AND ACCOUNTS RECEIVABLES FROM CUSTOMERS, continued

b)	Portfolio characteristics

As of September 30, 2013 and December 31, 2012, the portfolio before allowances has the following detail by customer’s economic activity:

	Domestic loans (*)		Foreign Interbank loans (**)		Total loans		Distribution percentage
	As of September 30,	As of December 31,	As of September 30,	As of December 31,	As of September 30,	As of December 31,	As of September 30,	As of December 31,
	2013	2012	2013	2012	2013	2012	2013	2012
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	%	%
Commercial loans
Manufacturing	1,220,699	1,014,777	-	-	1,220,699	1,014,777	5.96	5.35
Mining	489,705	292,217	-	-	489,705	292,217	2.39	1.54
Electricity, gas, and water	322,009	337,269	-	-	322,009	337,269	1.57	1.78
Agriculture and livestock	819,241	770,558	-	-	819,241	770,558	4.00	4.06
Forest	162,217	120,002	-	-	162,217	120,002	0.79	0.63
Fishing	211,641	188,803	-	-	211,641	188,803	1.03	1.00
Transport	718,499	511,407	-	-	718,499	511,407	3.51	2.70
Communications	238,621	179,544	-	-	238,621	179,544	1.19	0.95
Construction	1,308,782	1,130,194	-	-	1,308,782	1,130,194	6.39	5.96
Commerce	2,399,362	2,396,428	144,657	90,546	2,544,019	2,486,974	12.43	13.11
Services	384,211	400,716	-	-	384,211	400,716	1.88	2.11
Other	3,159,223	3,147,133	-	-	3,159,223	3,147,133	15.45	16.59

Subtotals	11,434,210	10,489,048	144,657	90,546	11,578,867	10,579,594	56.57	55.78

Mortgage loans	5,465,600	5,271,581	-	-	5,465,600	5,271,581	26.70	27.79

Consumer loans	3,423,558	3,115,477	-	-	3,423,558	3,115,477	16.73	16.43

Total	20,323,368	18,876,106	144,657	90,546	20,468,025	18,966,652	100.00	100.00

(*)	Includes domestic interbank loans for Ch$ 104 million as of September 30, 2013 (Ch$ 27 million as of December 31, 2012), see Note 8.

(**)	Includes foreign interbank loans for Ch$ 144,657 million as of September 30, 2013 (Ch$ 90,546 million as of December 31, 2012), see Note 8.

Financial Statements 2013 / Banco Santander Chile 64

Banco Santander Chile and Subsidiaries
Notes to the Unaudited Consolidated Interim Financial Statements
AS OF SEPTEMBER 30, 2013 AND DECEMBER 31, 2012 AND FOR THE THREE-MONTH AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2013 AND 2012

NOTE 09

LOANS AND ACCOUNTS RECEIVABLES FROM CUSTOMERS, continued

c)	Impaired portfolio (*)

i)	As of September 30, 2013 and December 31, 2012 the composition of the impaired loans portfolio is as follows:

	As of September 30,				As of December 31,
	2013				2012
	Commercial	Mortgage	Consumer	Total	Commercial	Mortgage	Consumer	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Individual impaired portfolio	298,998	-	-	298,998	298,868	-	-	298,868
Non-performing loans	383,024	157,885	77,510	618,419	320,461	159,802	117,504	597,767
Other impaired portfolio	115,696	161,662	275,977	553,335	96,793	69,228	275,481	441,502
Total	797,718	319,547	353,487	1,470,752	716,122	229,030	392,985	1,338,137

(*) Impaired portfolio includes loans classified as substandard in groups B3 and B4, as well as the impaired portfolio.

ii)	The impaired portfolio with or without guarantee as of September 30, 2013 and December 31, 2012 is as follows:

	As of September 30,				As of December 31,
	2013				2012
	Commercial	Mortgage	Consumer	Total	Commercial	Mortgage	Consumer	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Secured debt	389,330	298,147	49,817	737,294	377,169	208,616	51,549	637,334
Unsecured debt	408,388	21,400	303,670	733,458	338,953	20,414	341,436	700,803
Total	797,718	319,547	353,487	1,470,752	716,122	229,030	392,985	1,338,137

iii)	The portfolio of non-performing loans as of September 30, 2013 and December 31, 2012 is as follows:

	As of September 30,				As of December 31,
	2013				2012
	Commercial	Mortgage	Consumer	Total	Commercial	Mortgage	Consumer	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Secured debt	172,555	138,521	7,153	318,229	154,675	143,814	8,293	306,782
Unsecured debt	210,469	19,364	70,357	300,190	165,786	15,988	109,211	290,985
Total	383,024	157,885	77,510	618,419	320,461	159,802	117,504	597,767

Financial Statements 2013 / Banco Santander Chile 65

Banco Santander Chile and Subsidiaries
Notes to the Unaudited Consolidated Interim Financial Statements
AS OF SEPTEMBER 30, 2013 AND DECEMBER 31, 2012 AND FOR THE THREE-MONTH AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2013 AND 2012

NOTE 09

LOANS AND ACCOUNTS RECEIVABLES FROM CUSTOMERS, continued

d)	Allowances

The changes in the allowance balances during 2013 and 2012 are as follows:

Changes in allowances balance during 2013	Commercial loans		Mortgage loans	Consumer loans
	Individual	Group	Group	Group	Total
	MCh$	MCh$	MCh$	MCh$	MCh$

Balances as of December 31, 2012	154,935	95,938	35,990	263,259	550,122
Allowances established	53,847	28,179	19,480	127,422	228,928
Allowances released	(15,599)	(7,190)	(8,430)	(32,038)	(63,257)
Allowances removed due to loans charge-offs	(13,957)	(16,296)	(3,709)	(95,415)	(129,377)
Balances as of September 30, 2013	179,226	100,631	43,331	263,228	586,416

Changes in allowances balance during 2012	Commercial loans		Mortgage loans	Consumer loans
	Individual	Group	Group	Group	Total
	MCh$	MCh$	MCh$	MCh$	MCh$

Balances as of December 31, 2011	147,917	97,115	35,633	243,022	523,687
Allowances established	48,745	31,772	10,741	239,607	330,865
Allowances released	(20,716)	(16,624)	(7,449)	(38,471)	(83,260)
Allowances removed due to loans charge-offs	(21,011)	(16,325)	(2,935)	(180,899)	(221,170)
Balances as of December 31, 2012	154,935	95,938	35,990	263,259	550,122

In addition to credit risk allowances, there are allowances held for:

i)	Country risk to cover the risk taken when holding or committing resources with any foreign country. These allowances are established over country classifications performed by the Bank, according to the provisions established on Chapter 7-13 of the Updated Compilation of Rules, issued by the SBIF. The balance of allowances as of September 30, 2013 and December 31, 2012 is Ch$ 528 million and Ch$ 88 million, respectively.

ii)	According to Circular letter N°3489 issued by the SBIF on December 29, 2009 the Bank has established allowances related to the unused balances of lines of credit with free disposal. The balances of allowances as of September 30, 2013 and December 31, 2012 are Ch$ 17,857 million and Ch$ 17,850 million, respectively.

e)	Allowances established on customer and interbank loans

	As of September 30,	As of December 31,
	2013	2012

Allowances established - Customers loans	228,928	330,865
Allowances established - Interbank loans	88	299
Allowances established on customer and interbank loans	229,016	331,164

Financial Statements 2013 / Banco Santander Chile 66

Banco Santander Chile and Subsidiaries
Notes to the Unaudited Consolidated Interim Financial Statements
AS OF SEPTEMBER 30, 2013 AND DECEMBER 31, 2012 AND FOR THE THREE-MONTH AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2013 AND 2012

NOTE 09

LOANS AND ACCOUNTS RECEIVABLES FROM CUSTOMERS, continued

f)	Current and overdue portfolio by their impaired and non-impaired status

	As of September 30, 2013
	Non-impaired				Impaired				Portfolio total
	Commercial	Mortgage	Consumer	Non- impaired total	Commercial	Mortgage	Consumer	Impaired total	Commercial	Mortgage	Consumer	Total portfolio
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Current portfolio	10,346,112	4,844,455	2,866,133	18,056,700	286,648	94,575	160,725	541,948	10,632,760	4,939,030	3,026,858	18,598,648
Overdue for 1-29 days	190,804	113,911	139,240	443,955	46,279	25,124	63,228	134,631	237,083	139,035	202,468	578,586
Overdue for 30-89 days	99,472	187,687	64,698	351,857	81,402	50,946	57,346	189,694	180,874	238,633	122,044	541,551
Overdue for 90 days or more	-	-	-	-	383,389	148,902	72,188	604,479	383,389	148,902	72,188	604,479

Total portfolio before allowances	10,636,388	5,146,053	3,070,071	18,852,512	797,718	319,547	353,487	1,470,752	11,434,106	5,465,600	3,423,558	20,323,264

Overdue loans (less than 90 days) presented as portfolio percentage	2.73%	5.86%	6.64%	4.22%	16.01%	23.81%	34.11%	22.05%	3.66%	6.91%	9.48%	5.51%

Overdue loans (90 days or more) presented as portfolio percentage	-	-	-	-	48.06%	46.60%	20.42%	41.10%	3.35%	2.72%	2.11%	2.97%

Financial Statements 2013 / Banco Santander Chile 67

Banco Santander Chile and Subsidiaries
Notes to the Unaudited Consolidated Interim Financial Statements
AS OF SEPTEMBER 30, 2013 AND DECEMBER 31, 2012 AND FOR THE THREE-MONTH AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2013 AND 2012

NOTE 09

LOANS AND ACCOUNTS RECEIVABLES FROM CUSTOMERS, continued

f)	Current and overdue portfolio by their Impaired and non-impaired status, continued

	As of December 31, 2012
	Non-impaired				Impaired				Portfolio total
	Commercial	Mortgage	Consumer	Non- impaired total	Commercial	Mortgage	Consumer	Impaired total	Commercial	Mortgage	Consumer	Total portfolio
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Current portfolio	9,500,231	4,725,955	2,511,869	16,738,055	273,481	43,502	160,480	477,463	9,773,712	4,769,457	2,672,349	17,215,518
Overdue for 1-29 days	195,667	202,142	132,475	530,284	63,868	18,391	60,055	142,314	259,535	220,533	192,530	672,598
Overdue for 30-89 days	77,001	114,454	78,148	269,603	75,659	34,240	68,316	178,215	152,660	148,694	146,464	447,818
Overdue for 90 days or more	-	-	-	-	303,114	132,897	104,134	540,145	303,114	132,897	104,134	540,145

Total portfolio before allowances	9,772,899	5,042,551	2,722,492	17,537,942	716,122	229,030	392,985	1,338,137	10,489,021	5,271,581	3,115,477	18,876,079

Overdue loans (less than 90 days) presented as portfolio percentage	2.79%	6.28%	7.74%	4.56%	19.48%	22.98%	32.67%	23.95%	3.93%	7.00%	10.88%	5.94%

Overdue loans (90 days or more) presented as portfolio percentage	-	-	-	-	42.33%	58.03%	26.50%	40.37%	2.89%	2.52%	3.34%	2.86%

Financial Statements 2013 / Banco Santander Chile 68

Banco Santander Chile and Subsidiaries
Notes to the Unaudited Consolidated Interim Financial Statements
AS OF SEPTEMBER 30, 2013 AND DECEMBER 31, 2012 AND FOR THE THREE-MONTH AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2013 AND 2012

NOTE 10

LOAN PURCHASES AND SALES

a) Sales of loans

As of September 30, 2013 the following loan sale transactions have been made:

	As of September 30, 2013
	Book value	Selling price	Other income from financial operations	Allowances for loan losses	Net profit (loss)
	MCh$	MCh$	MCh$	MCh$	MCh$

Charged-off	-	1,579	1,579	-	1,579
Current loans	109	23	(86)	38	(48)
Losses from charged-off loans sold in previous years (*)	-	(80)	(80)	-	(80)

(*)	Differences in selling price of written-off portfolios from previous years Ch$ 80 million loss.

(1)	Sale of previously charged-off loans

In 2013, Banco Santander Chile signed assignment agreements of loans previously charged off with “Matic Kart S.A.”. As of September 30, the following portfolio sales have been performed:

	Nominal portfolio sale	Selling price
Date of contract	MCh$	MCh$

03-01-2013 (a)	2,035	81
09-27-2013 (b)	72,915	1,498
Total	74,950	1,579

Sale of loans previously charged-off. In the first quarter, the Bank sold loan portfolio for an amount of Ch$81 million, however, there was a refund of Ch$11 million, therefore the Bank record a net income amount of Ch$70 million related to sale of loans previously charged-off. In the third quarter, the Bank sold a loan portfolio for an amount of Ch$1,839, however, the Bank recorded a provision related to future refund for Ch$250 million, resulting a net income of Ch$1,579, which was recorded as gains arising from sale of loan portfolio previously charged-off

(2)	Sales of current loans

In 2013, Banco Santander Chile signed assignment agreements of loans previously charged off with “Matic Kart S.A.”. As of September 30, the following portfolio sales have been performed:

	Nominal portfolio sale	Selling price
Date of contract	MCh$	MCh$

03-01-2013	109	23
Total	109	23

Sales of current loans totaled Ch$ 109 million; this amount generated a loss from sale of Ch$ 86 million approximately.

Financial Statements 2013 / Banco Santander Chile 69

Banco Santander Chile and Subsidiaries
Notes to the Unaudited Consolidated Interim Financial Statements
AS OF SEPTEMBER 30, 2013 AND DECEMBER 31, 2012 AND FOR THE THREE-MONTH AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2013 AND 2012

NOTE 10

LOAN PURCHASES AND SALES, continued

b)	Purchase of portfolios

i.	During 2012, the Bank did not perform any purchase of loan portfolio
ii.	On September 12, 2013 the Bank purchased a loan portfolio to Corpbanca for an amount of Ch$ 24,317 million, which correspond to Sociedad Nacional de Oleoductos S.A. and Colbun for Ch$ 10,741 million and Ch$ 13,576 million, respectively. Given rise a price difference of Ch$ 79 million.

NOTE 11

AVAILABLE FOR SALE INVESTMENTS

As of September 30, 2013 and December 31, 2012 the detail of instruments designated as available for sale instruments is as follows:

	As of September 30,	As of December 31,
	2013	2012
	MCh$	MCh$

Chilean Central Bank and Government securities
Chilean Central Bank Bonds	483,462	712,278
Chilean Central Bank Notes	1,346	8,270
Other Chilean Central Bank and Government securities	122,251	296,010
Subtotals	607,059	1,016,558
Other Chilean securities
Time deposits in Chilean financial institutions	935,566	756,136
Mortgage finance bonds of Chilean financial institutions	34,599	37,319
Chilean financial institution bonds	-	-
Chilean corporate bonds	-	-
Other Chilean securities	-	321
Subtotals	970,165	793,776
Foreign financial securities:
Foreign Central Banks and Government securities	65,496	-
Other foreign financial securities	25,237	15,824
Subtotals	90,733	15,824
Total	1,667,957	1,826,158

In the “Chilean Central Bank and Government securities” item are included securities sold with repurchase agreement to clients and financial institutions for Ch$ 92,774 million and Ch$156,340 million as of September 30, 2013 and December 31, 2012, respectively.

As of September 30, 2013 there are no “Other Chilean Securities” and as of December 31, 2012 are included instruments sold to customers and financial institutions under repurchase agreements totaling Ch$ 148,277 million.

As of September 30, 2013 available for sale investments included unrealized net losses of Ch$ 581 million, recorded as part of the “Accumulated other comprehensive income” in Equity, distributed between Ch$ 606 million loss attributable to Bank shareholders and Ch$ 25 million profit attributable to non-controlling interest.

As of December 31, 2012 available for sale investments included unrealized net losses of Ch$ 10,017 million, recorded as a part of the “Accumulated other comprehensive income” in Equity, distributed between Ch$ 10,041 million losses attributable to Bank shareholders and Ch$ 24 million profit attributable to non-controlling interest.

Financial Statements 2013 / Banco Santander Chile 70

Banco Santander Chile and Subsidiaries
Notes to the Unaudited Consolidated Interim Financial Statements
AS OF SEPTEMBER 30, 2013 AND DECEMBER 31, 2012 AND FOR THE THREE-MONTH AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2013 AND 2012

NOTE 12

INTANGIBLE ASSETS

a)	As of September 30, 2013 and December 31, 2012 the composition of the item is as follows:

				As of September 30, 2013
	Years of	Average remaining	Net opening balance January 1, 2013	Gross balance	Accumulated amortization	Net balance
	useful life	useful life	MCh$	MCh$	MCh$	MCh$

Licenses	3	2	2,621	9,687	(7,529)	2,158
Software development	3	2	84,726	232,078	(169,087)	62,991

Total			87,347	241,765	(176,616)	65,149

				As of December 31, 2012
	Years of	Average remaining	Net opening balance January 1, 2012	Gross balance	Accumulated amortization	Net balance
	useful life	useful life	MCh$	MCh$	MCh$	MCh$

Licenses	3	2	2,496	9,329	(6,708)	2,621
Software development	3	2	78,243	224,671	(139,945)	84,726

Total			80,739	234,000	(146,653)	87,347

b)	The activity in intangible assets during periods ended September 30, 2013 and December 31, 2012 is as follows:

b.1) Gross balance

	Licenses	Software development	Total
Gross balances	MCh$	MCh$	MCh$

Balances as of January 01, 2013	9,329	224,671	234,000
Acquisitions	358	7,407	7,765
Disposals	-	-	-
Other	-	-	-
Balances as of September 30, 2013	9,687	232,078	241,765

Balances as of January 01, 2012	8,085	184,133	192,218
Acquisitions	1,244	41,018	42,262
Disposals	-	(480)	(480)
Other	-	-	-
Balances as of December 31, 2012	9,329	224,671	234,000

Financial Statements 2013 / Banco Santander Chile 71

Banco Santander Chile and Subsidiaries
Notes to the Unaudited Consolidated Interim Financial Statements
AS OF SEPTEMBER 30, 2013 AND DECEMBER 31, 2012 AND FOR THE THREE-MONTH AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2013 AND 2012

NOTE 12

INTANGIBLE ASSETS, continued

b.2) Accumulated amortization

	Licenses	Software development	Total
Accumulated amortization	MCh$	MCh$	MCh$

Balances as of January 01, 2013	(6,708)	(139,945)	(146,653)
Period's amortization	(821)	(29,142)	(29,963)
Other changes	-	-	-
Balances as of September 30, 2013	(7,529)	(169,087)	(176,616)

Balances as of January 01, 2012	(5,589)	(105,890)	(111,479)
Year's amortization	(1,119)	(34,055)	(35,174)
Other changes	-	-	-
Balances as of December 31, 2012	(6,708)	(139,945)	(146,653)

c)	As of September 30, 2013 and December 31, 2012, the Bank does not have any restrictions on intangible assets. Additionally, intangible assets have not been pledged as security for liabilities. Also, the Bank has no debt regarding property, plant, and equipment on those dates.
Financial Statements 2013 / Banco Santander Chile 72

Banco Santander Chile and Subsidiaries
Notes to the Unaudited Consolidated Interim Financial Statements
AS OF SEPTEMBER 30, 2013 AND DECEMBER 31, 2012 AND FOR THE THREE-MONTH AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2013 AND 2012

NOTE 13

PROPERTY, PLANT, AND EQUIPMENT

a) As of September 30, 2013 and December 31, 2012 the composition of the item is as follows:

		As of September 30, 2013
	Net opening balance January 1, 2013	Gross balance	Accumulated depreciation	Net balance
	MCh$	MCh$	MCh$	MCh$

Land and buildings	120,425	174,940	(54,441)	120,499
Equipment	28,625	73,330	(44,441)	28,889
Ceded under operating leases	3,935	4,477	(542)	3,935
Other	9,229	30,808	(22,319)	8,489
Total	162,214	283,555	(121,743)	161,812

		As of December 31, 2012
	Net opening balance January 1, 2012	Gross balance	Accumulated depreciation	Net balance
	MCh$	MCh$	MCh$	MCh$

Land and buildings	118,493	167,760	(47,335)	120,425
Equipment	22,570	66,170	(37,545)	28,625
Ceded under operating leases	4,071	4,477	(542)	3,935
Other	7,925	28,957	(19,728)	9,229
Total	153,059	267,364	(105,150)	162,214

Financial Statements 2013 / Banco Santander Chile 73

Banco Santander Chile and Subsidiaries
Notes to the Unaudited Consolidated Interim Financial Statements
AS OF SEPTEMBER 30, 2013 AND DECEMBER 31, 2012 AND FOR THE THREE-MONTH AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2013 AND 2012

NOTE 13

PROPERTY, PLANT, AND EQUIPMENT, continued

b)	The activity in property, plant, and equipment during 2013 and 2012 is as follows:

b.1) Gross balance

	Land and buildings	Equipment	Ceded under an operating leases	Other	Total
2013	MCh$	MCh$	MCh$	MCh$	MCh$

Balances as of January 01, 2013	167,760	66,170	4,477	28,957	267,364
Additions	7,180	7,567	-	1,899	16,646
Disposals	-	(194)	-	(48)	(242)
Impairment due to damage (i)	-	(213)	-	-	(213)
Other	-	-	-	-	-
Balances as of September 30, 2013	174,940	73,330	4,477	30,808	283,555

(i)	Banco Santander Chile recognized on its financial statements as of September 30, 2013 Ch$ 213 million impairment from damages to ATMs. Compensation received from insurance totaled Ch$ 621 million, which is presented in “Other operating income” (Note 32).

	Land and buildings	Equipment	Ceded under an operating leases	Other	Total
2012	MCh$	MCh$	MCh$	MCh$	MCh$

Balances as of January 01, 2012	156,950	51,781	4,477	24,081	237,289
Additions	17,177	14,570	-	4,991	36,738
Disposals (i)	(6,367)	(91)	-	(115)	(6,573)
Impairment due to damage (ii)	-	(90)	-	-	(90)
Other	-	-	-	-	-
Balances as of December 31, 2012	167,760	66,170	4,477	28,957	267,364

(i)	As stated in Note 32 “Other operating income and expenses”, in 2012 Banco Santander Chile sold 17 branches which, at the time of sale, had a net book value of Ch$ 6,367 million.
(ii)	Banco Santander Chile recognized on its financial statements as of December 31, 2012 a Ch$ 90 million impairment charge from damage to ATMs. Compensation received from insurance totaled Ch$ 262 million, which is presented in the “other operating income” line (Note 32).

Financial Statements 2013 / Banco Santander Chile 74

Banco Santander Chile and Subsidiaries
Notes to the Unaudited Consolidated Interim Financial Statements
AS OF SEPTEMBER 30, 2013 AND DECEMBER 31, 2012 AND FOR THE THREE-MONTH AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2013 AND 2012

NOTE 13

PROPERTY, PLANT, AND EQUIPMENT, continued

b.2) Accumulated depreciation

	Land and buildings	Equipment	Ceded under an operating leases	Other	Total
2013	MCh$	MCh$	MCh$	MCh$	MCh$

Balances as of January 01, 2013	(47,335)	(37,545)	(542)	(19,728)	(105,150)
Depreciation charges in the period	(7,123)	(6,931)	-	(2,609)	(16,663)
Sales and disposals in the period	17	35	-	18	70
Other	-	-	-	-	-
Balances as of September 30, 2013	(54,441)	(44,441)	(542)	(22,319)	(121,743)

	Land and buildings	Equipment	Ceded under an operating leases	Other	Total
2012	MCh$	MCh$	MCh$	MCh$	MCh$

Balances as of January 01, 2012	(38,457)	(29,211)	(406)	(16,156)	(84,230)
Depreciation charges in the period	(9,100)	(8,351)	(136)	(3,608)	(21,195)
Sales and disposals in the period	222	17	-	36	275
Other	-	-	-	-	-
Balances as of December 31, 2012	(47,335)	(37,545)	(542)	(19,728)	(105,150)

c)	Operational leases – Lessor

As of September 30, 2013 and December 31, 2012, the future minimum lease inflows under non-cancellable operating leases are a follows:

	As of September 30,	As of December 31,
	2013	2012
	MCh$	MCh$

Due within 1 year	632	626
Due after 1 year but within 2 years	677	1,163
Due after 2 years but within 3 years	308	502
Due after 3 years but within 4 years	269	294
Due after 4 years but within 5 years	261	258
Due after 5 years	1,974	2,148

Total	4,121	4,991

Financial Statements 2013 / Banco Santander Chile 75

Banco Santander Chile and Subsidiaries
Notes to the Unaudited Consolidated Interim Financial Statements
AS OF SEPTEMBER 30, 2013 AND DECEMBER 31, 2012 AND FOR THE THREE-MONTH AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2013 AND 2012

NOTE 13

PROPERTY, PLANT, AND EQUIPMENT, continued

d)	Operational leases – Lessee

Certain Bank’s premises and equipment are leased under various operating leases. Future minimum rental payments under non-cancellable leases are as follows:

	As of September 30,	As of December 31,
	2013	2012
	MCh$	MCh$

Due within 1 year	18,439	16,266
Due after 1 year but within 2 years	16,714	14,845
Due after 2 years but within 3 years	14,557	12,960
Due after 3 years but within 4 years	13,587	11,443
Due after 4 years but within 5 years	12,503	10,465
Due after 5 years	62,079	63,035

Total	137,879	129,014

e)	As of September 30, 2013 and December 31, 2012, the Bank has not entered into financial leases which cannot be unilaterally rescinded.

f)	As of September 30, 2013 and December 31, 2012, the Bank does not have any restriction over property, plant, and equipment. Additionally, property, plant, and equipment have not been pledged as security for liabilities. Also, the Bank has no debt regarding property, plant, and equipment on those dates.

Financial Statements 2013 / Banco Santander Chile 76

Banco Santander Chile and Subsidiaries
Notes to the Unaudited Consolidated Interim Financial Statements
AS OF SEPTEMBER 30, 2013 AND DECEMBER 31, 2012 AND FOR THE THREE-MONTH AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2013 AND 2012

NOTE 14

CURRENT AND DEFERRED TAXES

a)	Current taxes

At the end of each reporting period in 2013 and 2012 the Bank recognizes an income tax provision, which was determined based on the currently applicable tax legislation. This provision is recorded net of recoverable taxes, as shown below:

	As of September 30,	As of December 31,
	2013	2012
	MCh$	MCh$

Summary of current tax liabilities (assets)
Current tax (assets)	(1,343)	(10,227)
Current tax liabilities	186	525

Total tax payable (recoverable)	(1,157)	(9,702)

(Assets) liabilities current taxes detail (net)
Income tax, tax rate 20%	58,779	83,381
Minus:
Provisional monthly payments (PPM)	(54,251)	(84,940)
Credit for training expenses	(963)	(1,505)
Land taxes leasing	(2,162)	(2,939)
Grant credits	(970)	(2,534)
Other	(1,590)	(1,165)

Total tax payable (recoverable)	(1,157)	(9,702)

b)	Effect on income

The effect of tax expense on income during the periods from January 1 to September 30, 2013 and 2012 is comprised of the following items:

	For the three months ended September 30,		For the nine months ended September 30,
	2013	2012	2013	2012
	MCh$	MCh$	MCh$	MCh$

Income tax expense
Current tax	17,293	50,709	58,779	60,502

Credits (debits) for deferred taxes
Origination and reversal of temporary differences	910	(39,084)	(6,802)	(15,172)
Subtotals	18,203	11,625	51,977	45,330
Tax for rejected expenses (Article No 21)	101	89	277	47
Other	113	582	693	67
Net charges for income tax expense	18,417	12,296	52,947	45,444

Financial Statements 2013 / Banco Santander Chile 77

Banco Santander Chile and Subsidiaries
Notes to the Unaudited Consolidated Interim Financial Statements
AS OF SEPTEMBER 30, 2013 AND DECEMBER 31, 2012 AND FOR THE THREE-MONTH AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2013 AND 2012

NOTE 14

CURRENT AND DEFERRED TAXES continued

c)	Effective tax rate reconciliation

The reconciliation between the income tax rate and the effective rate applied in determining tax expenses as of September 30, 2013 and 2012, is as follows:

	As of September 30,
	2013		2012
	Tax rate	Amount	Tax rate	Amount
	%	MCh$	%	MCh$

Income tax using statutory rate	20.00	64,380	20.00	64,819
Permanent differences	(2.89)	(9,307)	(2.75)	(8,912)
35% single penalty tax	0.09	277	0.01	47
Real estate taxes	(0.67)	(2,162)	(2.11)	(6,824)
Other	(0.08)	(241)	(1.13)	(3,686)
Effective rates and expenses for income tax	16.45	52,947	14.02	45,444

Law No. 20,630 published on the Official Newspaper on September 27, 2012 increased the First Class Rate from 18.5% to 20%, permanently, for transactions accounted from January 1, 2012 onwards.

d)	Effect of deferred taxes on comprehensive income

Below is a summary of the separate effect of deferred tax on Equity, showing the asset and liability balances, as of September 30, 2013 and December 31, 2012, which includes of the following items:

	As of September 30,	As of December 31,
	2013	2012
	MCh$	MCh$

Deferred tax assets
Available for sale investments	116	2,004
Cash flow hedges	164	389
Total deferred tax assets affecting accumulated other comprehensive income	280	2,393

Deferred tax liabilities
Available for sale investments	-	(1)
Cash flow hedges	(1,107)	(1,452)
Total deferred tax liabilities affecting accumulated other comprehensive income	(1,107)	(1,453)

Net deferred tax balances in equity	(827)	940

Deferred taxes in equity attributable to Bank shareholders	(822)	945
Deferred tax in equity attributable to non-controlling interests	(5)	(5)

Financial Statements 2013 / Banco Santander Chile 78

Banco Santander Chile and Subsidiaries
Notes to the Unaudited Consolidated Interim Financial Statements
AS OF SEPTEMBER 30, 2013 AND DECEMBER 31, 2012 AND FOR THE THREE-MONTH AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2013 AND 2012

NOTE 14

CURRENT AND DEFERRED TAXES continued

e)	Effect of deferred taxes on income

In 2013 and 2012, the Bank has recorded deferred tax assets and liabilities in its financial statements.

	As of September 30,	As of December 31,
	2013	2012
	MCh$	MCh$
Deferred tax assets
Interest and adjustments	6,898	7,854
Non-recurring charge-offs	10,331	12,046
Assets received in lieu of payment	782	1,265
Exchange rate adjustments	444	43
Property, plant and equipment	3,527	3,654
Allowance for loan losses	88,169	96,071
Provision for expenses	18,250	17,903
Derivatives	21	54
Leased assets	45,928	39,168
Subsidiaries tax losses	5,809	5,232
Other	3,365	724
Total deferred tax assets	183,524	184,014

Deferred tax liabilities
Valuation of investments	(13,842)	(6,555)
Depreciation	(288)	(261)
Other	(273)	(1,275)
Total deferred tax liabilities	(14,403)	(8,091)

f)	Summary of deferred tax assets and liabilities

The summary of deferred taxes is presented below, with their cumulative effect both on equity and income:

	As of September 30, 30,	As of December 31,
	2013	2012
	MCh$	MCh$

Deferred tax assets
Recognized through other comprehensive income	280	2,393
Recognized through profit or loss	183,524	184,014
Total deferred tax assets	183,804	186,407

Deferred tax liabilities
Recognized through other comprehensive income	(1,107)	(1,453)
Recognized through profit or loss	(14,403)	(8,091)
Total deferred tax liabilities	(15,510)	(9,544)

Financial Statements 2013 / Banco Santander Chile 79

Banco Santander Chile and Subsidiaries
Notes to the Unaudited Consolidated Interim Financial Statements
AS OF SEPTEMBER 30, 2013 AND DECEMBER 31, 2012 AND FOR THE THREE-MONTH AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2013 AND 2012

NOTE 15

OTHER ASSETS

Other assets item is as follows:

	As of September 30,	As of December 31,
	2013	2012
	MCh$	MCh$

Assets for leasing (*)	29,500	42,891

Assets received or awarded in lieu of payment (**)
Assets received in lieu of payment	11,486	15,058
Assets awarded at judicial sale	5,738	9,974
Allowances for assets received in lieu of payment or awarded	(1,713)	(3,091)
Subtotals	15,511	21,941

Other assets
Guarantee deposits	32,257	256,854
Gold investments	396	464
VAT credit	6,679	10,337
Income tax recoverable	45,499	28,274
Prepaid expenses	38,909	50,870
Assets recovered from leasing for sale	643	3,335
Pension plan assets	1,882	1,989
Accounts and notes receivable	93,621	82,378
Notes receivable through brokerage and simultaneous transactions	65,644	89,314
Other receivable assets	24,609	29,883
Other assets	53,206	36,687
Subtotals	363,345	590,385
Total	408,356	655,217

(*)	Assets available to be granted under financial leasing agreements.

(**)	Assets received in lieu of payment correspond to assets received as payment of overdue debts. The assets acquired must at no time exceed, in the aggregate, 20% of the Bank’s effective equity. These assets currently represent 0.44% as of September 30, 2013 (0.55% as of December 31, 2012) of the Bank’s effective equity. Assets acquired through judicial auction are considered in the above mentioned limit, those are classified as available cor sale assets. The Bank is expected to complete the sale within one year from the date on which the asset are received or acquired. When are not sold within that period of time, the Bank must to write-off those assets.

Additionally, the Bank record a provision for the difference between the initial award value plus any additions and its estimated realizable value (appraisal), when the first is greater,

Assets received in lieu of payment correspond to assets received as payment of overdue debts.

Financial Statements 2013 / Banco Santander Chile 80

Banco Santander Chile and Subsidiaries
Notes to the Unaudited Consolidated Interim Financial Statements
AS OF SEPTEMBER 30, 2013 AND DECEMBER 31, 2012 AND FOR THE THREE-MONTH AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2013 AND 2012

NOTE 16

TIME DEPOSITS AND OTHER TIME LIABILITIES:

As of September 30, 2013 and December 31, 2012 the composition of the item is as follows:

	As of September 30,	As of December 31,
	2013	2012
	MCh$	MCh$

Deposits and other demand liabilities
Checking accounts	4,156,015	4,006,143
Other deposits and demand accounts	495,466	455,315
Other demand liabilities	605,647	508,561

Total	5,257,128	4,970,019

Time deposits and other time liabilities
Time deposits	9,585,418	9,008,902
Time savings account	102,686	101,702
Other time liabilities	2,264	1,609

Total	9,690,368	9,112,213

Financial Statements 2013 / Banco Santander Chile 81

Banco Santander Chile and Subsidiaries
Notes to the Unaudited Consolidated Interim Financial Statements
AS OF SEPTEMBER 30, 2013 AND DECEMBER 31, 2012 AND FOR THE THREE-MONTH AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2013 AND 2012

NOTE 17

ISSUED DEBT INSTRUMENTS AND OTHER FINANCIAL LIABILITIES

As of September 30, 2013 and December 31, 2012 the composition of the item is as follows:

	As of September 30,	As of December 31,
	2013	2012
	MCh$	MCh$

Other financial liabilities
Obligations to public sector	95,402	96,185
Other domestic obligations	101,489	93,653
Foreign obligations	4,448	2,773
Subtotals	201,339	192,611
Issued debt instruments
Mortgage finance bonds	106,882	128,086
Senior bonds	3,955,629	3,717,213
Subordinated bonds	688,559	725,990
Subtotals	4,751,070	4,571,289

Total	4,952,409	4,763,900

Debts classified as current are either demand obligations or will mature in one year or less. All other debts are classified as non-current. The Bank’s debts, both current and non-current, are summarized below:

	As of September 30, 2013
	Current	Non-current	Total
	MCh$	MCh$	MCh$

Mortgage finance bonds	6,951	99,931	106,882
Senior bonds	779,393	3,176,236	3,955,629
Subordinated bonds	14,448	674,111	688,559
Issued debt instruments	800,792	3,950,278	4,751,070

Other financial liabilities	111,567	89,772	201,339

Total	912,359	4,040,050	4,952,409

Financial Statements 2013 / Banco Santander Chile 82

Banco Santander Chile and Subsidiaries
Notes to the Unaudited Consolidated Interim Financial Statements
AS OF SEPTEMBER 30, 2013 AND DECEMBER 31, 2012 AND FOR THE THREE-MONTH AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2013 AND 2012

NOTE 17

ISSUED DEBT INSTRUMENTS AND OTHER FINANCIAL LIABILITIES, continued

	As of December 31, 2012
	Current	Non-current	Total
	MCh$	MCh$	MCh$

Mortgage finance bonds	6,863	121,223	128,086
Senior bonds	534,852	3,182,361	3,717,213
Subordinated bonds	16,037	709,953	725,990
Issued debt instruments	557,752	4,013,537	4,571,289

Other financial liabilities	101,335	91,276	192,611

Total	659,087	4,104,813	4,763,900

a)	Mortgage finance bonds

These bonds are used to finance mortgage loans. Their main amounts are amortized on a quarterly basis. The range of maturities of these bonds is between five and twenty years. Loans are indexed to UF and create a yearly interest rate of 6.00% as of September 30, 2013 (5.95% as of December 31, 2012).

	As of September 30,	As of December 31,
	2013	2012
	MCh$	MCh$

Due within 1 year	6,951	6,863
Due after 1 year but within 2 years	10,083	7,595
Due after 2 years but within 3 years	9,621	14,752
Due after 3 years but within 4 years	9,401	11,026
Due after 4 years but within 5 years	13,743	11,923
Due after 5 years	57,083	75,927
Total mortgage bonds	106,882	128,086

b)	Senior bonds

The following table shows senior bonds by currency:

	As of September 30,	As of December 31,
	2013	2012
	MCh$	MCh$

Santander bonds in UF	2,032,878	2,025,105
Santander bonds in USD	1,340,987	1,269,454
Santander bonds in CHF	264,040	90,249
Santander bonds in Ch$	275,996	293,933
Santander bonds in CNY	41,728	38,472
Total senior bonds	3,955,629	3,717,213

Financial Statements 2013 / Banco Santander Chile 83

Banco Santander Chile and Subsidiaries
Notes to the Unaudited Consolidated Interim Financial Statements
AS OF SEPTEMBER 30, 2013 AND DECEMBER 31, 2012 AND FOR THE THREE-MONTH AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2013 AND 2012

NOTE 17

ISSUED DEBT INSTRUMENTS AND OTHER FINANCIAL LIABILITIES, continued

i.	Placement of senior bonds:

During 2013 the Bank has placed bonds for UF 10,962,000; CLP 32,500,000,000; CHF 300,000,000 and USD 250,000,000; detailed as follows:

Series	Amount		Term	Issuance rate	Issuance date	Series issued amount		Maturity date
E1	UF	2,742,000	5 years	3.5% per annum simple	02-01-2011	UF	4,000,000	02-01-2016
E2	UF	900,000	7 years	3,0% per annum simple	01-01-2012	UF	4,000,000	07-01-2018
E3	UF	2,100,000	8.5 years	3.5% per annum simple	01-01-2011	UF	4,000,000	07-01-2019
E6	UF	3,720,000	10 years	3.5% per annum simple	04-01-2012	UF	4,000,000	04-01-2022
BH	UF	1,500,000	15 years	3.2% per annum simple	07-31-2013	UF	3,000,000	07-31-2028
Total UF	UF	10,962,000
E4	CLP	7,500,000,000	5 years	6.75% per annum simple	06-01-2012	CLP	7,500,000,000	06-01-2016
E8	CLP	25,000,000,000	10 years	6.6% per annum simple	11-01-2012	CLP	25,000,000,000	11-01-2022
Total CLP	CLP	32,500,000,000
Floating bond	CHF	150,000,000	4 years	Libor (3 months) + 100 bp	03-28-2013	CHF	150,000,000	03-28-2017
Floating bond	CHF	150,000,000	6 years	1.75% per annum simple	09-26-2013	CHF	150,000,000	09-26-2019
Total CHF	CHF	300,000,000
USD Senior bonds	USD	250,000,000	5 years	Libor (3 months) + 100 bp	06-07-2013	USD	250,000,000	06-07-2018
Total USD Senior bonds	USD	250,000,000

Financial Statements 2013 / Banco Santander Chile 84

Banco Santander Chile and Subsidiaries
Notes to the Unaudited Consolidated Interim Financial Statements
AS OF SEPTEMBER 30, 2013 AND DECEMBER 31, 2012 AND FOR THE THREE-MONTH AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2013 AND 2012

NOTE 17

ISSUED DEBT INSTRUMENTS AND OTHER FINANCIAL LIABILITIES, continued

In 2012, the Bank placed bonds for UF 698,000; CLP 55,600,000,000; USD 1,085,990,000; and CNY 500,000,000 detailed as follows:

Series	Amount		Term	Issuance rate	Issuance date	Series issued amount		Maturity date
FD	UF	50,000	5 years	3.00% per annum simple	08-01-2010	UF	3,000,000	08-01-2015
E1	UF	362,000	5 years	3.00% per annum simple	02-01-2011	UF	4,000,000	02-01-2016
E3	UF	6,000	8.5 years	3.50% per annum simple	01-01-2011	UF	4,000,000	07-01-2019
E6	UF	280,000	10 years	3.50% per annum simple	04-01-2013	UF	4,000,000	04-01-2022
Total UF	UF	698,000
E4	CLP	5,600,000,000	5 years	6.75% per annum simple	06-01-2011	CLP	50,000,000,000	06-01-2016
E5	CLP	25,000,000,000	10 years	6.30% per annum simple	12-01-2011	CLP	25,000,000,000	12-01-2021
E7	CLP	25,000,000,000	5 years	6.75% per annum simple	03-01-2012	CLP	25,000,000,000	03-01-2017
CLP Total	CLP	55,600,000,000
Senior bonds	USD	250,000,000	2 years	Libor (3 months) + 200 bp	02-14-2012	USD	250,000,000	02-14-2014
Zero-coupon bond	USD	85,990,000	1 year	Libor (3 months) + 100 bp	08-29-2012	USD	85,990,000	08-30-2013
Senior bonds	USD	750,000,000	10 years	3.875% per annum simple	09-20-2012	USD	750,000,000	09-20-2022
USD Total	USD	1,085,990,000
CNY Bond	CNY	500,000,000	2 years	3.75% per annum simple	11-26-2012	CNY	500,000,000	11-26-2014
CNY Total	CNY	500,000,000

During the first semester of 2012, the Bank performed a partial repurchase of bonds for CHF 45,000,000.

During the second semester of 2012, the Bank repurchased a bond for USD 53,500,000.

ii.	Nominal bonds to be placed:

As of September 30, 2013 the balance for each bond series to be placed is as follows:

Series	Amount		Term	Issuance rate	Maturity date
FD	UF	110,000	5 years	3.00% per annum simple	08-01-2015
E2	UF	52,000	7.5 years	3.50% per annum simple	07-01-2018
E3	UF	144,000	8.5 years	3.50% per annum simple	07-01-2019
E9	UF	2,000,000	10 years	3.60 % per annum simple	12-25-2018
BH	UF	1,500,000	15 years	3.20% per annum simple	07-31-2028
Total	UF	3,806,000

Financial Statements 2013 / Banco Santander Chile 85

Banco Santander Chile and Subsidiaries
Notes to the Unaudited Consolidated Interim Financial Statements
AS OF SEPTEMBER 30, 2013 AND DECEMBER 31, 2012 AND FOR THE THREE-MONTH AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2013 AND 2012

NOTE 17

ISSUED DEBT INSTRUMENTS AND OTHER FINANCIAL LIABILITIES, continued

The maturities of senior bonds are as follows:

	As of September 30,	As of December 31,
	2013	2012
	MCh$	MCh$

Due within 1 year	779,393	534,852
Due after 1 year but within 2 years	388,412	600,723
Due after 2 years but within 3 years	983,115	643,791
Due after 3 years but within 4 years	299,153	610,817
Due after 4 years but within 5 years	407,097	323,474
Due after 5 years	1,098,459	1,003,556
Total senior bonds	3,955,629	3,717,213

c)	Subordinated bonds

The following table shows senior bonds by currency:

	As of September 30,	As of December 31,
	2013	2012
	MCh$	MCh$

Subordinated bonds denominated in USD	138,154	174,285
Subordinated bonds denominated in UF	550,405	551,705
Total subordinated bonds	688,559	725,990

i. Placement of subordinated bonds

During de current year and during 2012, the Bank has not issued any subordinated bonds.

Financial Statements 2013 / Banco Santander Chile 86

Banco Santander Chile and Subsidiaries
Notes to the Unaudited Consolidated Interim Financial Statements
AS OF SEPTEMBER 30, 2013 AND DECEMBER 31, 2012 AND FOR THE THREE-MONTH AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2013 AND 2012

NOTE 17

ISSUED DEBT INSTRUMENTS AND OTHER FINANCIAL LIABILITIES, continued

The maturities of subordinated bonds, is as follows:

	As of September 30,	As of December 31,
	2013	2012
	MCh$	MCh$

Due within 1 year	14,448	16,037
Due after 1 year but within 2 years	145,565	182,844
Due after 2 years but within 3 years	6,478	9,535
Due after 3 years but within 4 years	2,394	5,760
Due after 4 years but within 5 years	-	-
Due after 5 years	519,674	511,814
Total subordinated bonds	688,559	725,990

d) Other financial liabilities

The composition of other financial obligations, by maturity, is detailed below:

	As of September 30,	As of December 31,
	2013	2012
	MCh$	MCh$

Non-current portion:
Due after 1 year but within 2 years	3,579	3,897
Due after 2 years but within 3 years	3,005	2,501
Due after 3 years but within 4 years	3,098	3,090
Due after 4 years but within 5 years	8,100	2,937
Due after 5 years	71,990	78,851
Non-current portion subtotals	89,772	91,276

Current portion:
Amounts due to credit card operators	80,292	70,410
Acceptance of letters of credit	1,698	1,683
Other long-term financial obligations, short-term portion	29,577	29,242
Current portion subtotals	111,567	101,335

Total other financial liabilities	201,339	192,611

Financial Statements 2013 / Banco Santander Chile 87

Banco Santander Chile and Subsidiaries
Notes to the Unaudited Consolidated Interim Financial Statements
AS OF SEPTEMBER 30, 2013 AND DECEMBER 31, 2012 AND FOR THE THREE-MONTH AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2013 AND 2012

NOTE 18

MATURITY OF ASSETS AND LIABILITIES

As of September 30, 2013 and December 31, 2012 the detail of maturities of assets and liabilities is as follows:

As of September 30, 2013	Demand	Up to 1 month	Between 1 and 3 months	Between 3 and 12 months	Subtotal Up to 1 year	Between 1 and 5 years	More than 5 years	Subtotal More than 1 year	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Assets
Cash and deposits in banks	1,618,457	-	-	-	1,618,457	-	-	-	1,618,457
Cash items in process of collection	607,633	-	-	-	607,633	-	-	-	607,633
Trading investments	-	20	51,366	373	51,759	14,398	59,775	74,173	125,932
Investments under resale agreements	-	34,189	-	-	34,189	-	-	-	34,189
Financial derivative contracts	-	96,687	102,822	294,369	493,878	423,349	362,242	785,591	1,279,469
Interbank loans (*)	8,256	-	136,505	-	144,761	-	-	-	144,761
Loans and accounts receivables from customers (**)	750,838	1,932,882	2,090,883	3,378,299	8,152,902	6,084,134	6,086,228	12,170,362	20,323,264
Available for sale investments	-	197,024	261,094	605,221	1,063,339	287,636	316,982	604,618	1,667,957
Held to maturity investments	-	-	-	-	-	-	-	-	-

Total assets	2,985,184	2,260,802	2,642,670	4,278,262	12,166,918	6,809,517	6,825,227	13,634,744	25,801,662

Liabilities
Deposits and other demand liabilities	5,257,128	-	-	-	5,257,128	-	-	-	5,257,128
Cash items in process of being cleared	390,271	-	-	-	390,271	-	-	-	390,271
Obligations under repurchase agreements	-	258,797	129,963	196	388,956	-	-	-	388,956
Time deposits and other time liabilities	101,424	5,729,600	2,396,620	1,344,727	9,572,371	64,274	53,723	117,997	9,690,368
Financial derivative contracts	-	85,722	69,125	239,296	394,143	419,649	290,519	710,168	1,104,311
Interbank borrowings	12,443	13,746	368,425	1,070,778	1,465,392	184,266	-	184,266	1,649,658
Issued debt instruments	-	3,517	202,764	594,511	800,792	2,275,062	1,675,216	3,950,278	4,751,070
Other financial liabilities	80,292	1,617	27,092	2,566	111,567	17,782	71,990	89,772	201,339

Total liabilities	5,841,558	6,092,999	3,193,989	3,252,074	18,380,620	2,961,033	2,091,448	5,052,481	23,433,101

(*) Interbank loans are presented on a gross basis. The amount of allowance is Ch$ 71 million.

(**) Loans and accounts receivables from customers are presented on a gross basis. Provisions amounts according to type of loan are detailed as follows: Commercial loans Ch$ 279,857 million; Mortgage loans Ch$ 43,331 million; and Consumer loans Ch$ 263,228 million.

Financial Statements 2013 / Banco Santander Chile 88

Banco Santander Chile and Subsidiaries
Notes to the Unaudited Consolidated Interim Financial Statements
AS OF SEPTEMBER 30, 2013 AND DECEMBER 31, 2012 AND FOR THE THREE-MONTH AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2013 AND 2012

NOTE 18

MATURITY OF ASSETS AND LIABILITIES, continued

As of December 31, 2012	Demand	Up to 1 month	Between 1 and 3 months	Between 3 and 12 months	Subtotal Up to 1 year	Between 1 and 5 years	More than 5 years	Subtotal More than 1 year	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Assets
Cash and deposits in banks	1,250,414	-	-	-	1,250,414	-	-	-	1,250,414
Cash items in process of collection	520,267	-	-	-	520,267	-	-	-	520,267
Trading investments	-	19,565	2,597	237,726	259,888	58,138	20,261	78,399	338,287
Investments under resale agreements	-	6,993	-	-	6,993	-	-	-	6,993
Financial derivative contracts	-	58,311	77,728	216,832	352,871	571,315	369,026	940,341	1,293,212
Interbank loans (*)	60,654	-	29,919	-	90,573	-	-	-	90,573
Loans and accounts receivables from customers (**)	1,123,417	1,156,145	1,736,942	2,995,860	7,012,364	5,925,100	5,938,615	11,863,715	18,876,079
Available for sale investments	-	112,173	234,566	519,181	865,920	506,152	454,086	960,238	1,826,158
Held to maturity investments	-	-	-	-	-	-	-	-	-

Total assets	2,954,752	1,353,187	2,081,752	3,969,599	10,359,290	7,060,705	6,781,988	13,842,693	24,201,983

Liabilities
Deposits and other demand liabilities	4,970,019	-	-	-	4,970,019	-	-	-	4,970,019
Cash items in process of being cleared	284,953	-	-	-	284,953	-	-	-	284,953
Obligations under repurchase agreements	-	275,303	25,534	3,280	304,117	-	-	-	304,117
Time deposits and other time liabilities	65,854	4,981,947	2,278,958	1,600,701	8,927,460	133,760	50,993	184,753	9,112,213
Financial derivative contracts	-	71,445	80,484	208,473	360,402	503,036	282,723	785,759	1,146,161
Interbank borrowings	5,820	82,965	185,730	998,877	1,273,392	164,611	-	164,611	1,438,003
Issued debt instruments	-	10,855	168,817	378,080	557,752	2,422,240	1,591,297	4,013,537	4,571,289
Other financial liabilities	70,136	718	733	29,748	101,335	12,425	78,851	91,276	192,611

Total liabilities	5,396,782	5,423,233	2,740,256	3,219,159	16,779,430	3,236,072	2,003,864	5,239,936	22,019,366

(*)	Interbank loans are presented on a gross basis. The amount of allowances is Ch$ 46 million.
(**)	Loans and accounts receivables from customers are presented on a gross basis. Allowances amounts according to type of loan are detailed as follows: Commercial loans Ch$ 250,873 million, Mortgage loans Ch$ 35,990 million and Consumer loans Ch$ 263,259 million.

Financial Statements 2013 / Banco Santander Chile 89

Banco Santander Chile and Subsidiaries
Notes to the Unaudited Consolidated Interim Financial Statements
AS OF SEPTEMBER 30, 2013 AND DECEMBER 31, 2012 AND FOR THE THREE-MONTH AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2013 AND 2012

NOTE 19

OTHER LIABILITIES

The other liabilities item is as follows:

	As of September 30,	As of December 31,
	2013	2012
	MCh$	MCh$

Accounts and notes payable	103,663	89,034
Unearned income	1,400	426
Guarantees received (threshold)	3	179,820
Other payable obligations	62,233	59,824
Other liabilities	12,594	12,170

Total	179,893	341,274

Financial Statements 2013 / Banco Santander Chile 90

Banco Santander Chile and Subsidiaries

Notes to the Unaudited Consolidated Interim Financial Statements

AS OF SEPTEMBER 30, 2013 AND DECEMBER 31, 2012 AND FOR THE THREE-MONTH AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2013 AND 2012

NOTE 20

CONTINGENCIES AND COMMITMENTS

a)	Lawsuits and legal procedures

At the issuance date of these financial statements, the Bank and its affiliates were subject to certain legal actions in the normal course of their business. As of September 30, 2013, the Banks and its subsidiaries have Provisions for this item for Ch$ 1,411 million (Ch$ 428 million as of December 31, 2012) which are under “Contingency Provisions” in the Unaudited Consolidated Interim Statements of Financial Position. In addition, there are other lawsuits for UF 26,763.64, mainly the litigation between Santander Corredores de Seguros Limitada for leasing assets.

b)	Contingent loans

The following table shows the Bank’s contractual obligations to issue loans:

	As of September 30,	As of December 31,
	2013	2012
	MCh$	MCh$

Letters of credit issued	202,684	199,420
Foreign letters of credit confirmed	104,422	113,878
Guarantees	1,147,254	1,046,114
Personal guarantees	145,783	139,059
Subtotals	1,600,143	1,498,471
Available on demand credit lines	5,328,591	4,933,335
Other irrevocable credit commitments	47,300	63,828
Total	6,976,034	6,495,634

c)	Held securities

The Bank holds securities in the normal course of its business as follows:

	As of September 30,	As of December 31,
	2013	2012
	MCh$	MCh$

Third party operations
Collections	259,440	287,128
Assets from third parties managed by the Bank and its affiliates	942,471	821,080
Subtotals	1,201,911	1,108,208
Custody of securities
Securities held in custody	265,434	227,554
Securities held in custody deposited in other entity	537,547	573,129
Issued securities held in custody	15,305,029	14,931,587
Subtotals	16,108,010	15,732,270
Total	17,309,921	16,840,478

(1) In 2013, portfolios managed by private banking were classified as third party resources managed by the Bank and its subsidiaries so, at the end of September 2013, the balance was Ch$ 942,436 million (Ch$ 821,045 million as of December 31, 2012).

d)	Guarantees

Banco Santander Chile has a comprehensive officer fidelity insurance policy, No. 2823611, with Chilena Consolidada S.A. Insurance Company, for an amount of USD $5,000,000, which jointly covers both the Bank and its affiliates for the period from July 1, 2013 to June 30, 2014.

Financial Statements 2013 / Banco Santander Chile 91

Banco Santander Chile and Subsidiaries

Notes to the Unaudited Consolidated Interim Financial Statements

AS OF SEPTEMBER 30, 2013 AND DECEMBER 31, 2012 AND FOR THE THREE-MONTH AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2013 AND 2012

NOTE 20

CONTINGENCIES AND COMMITMENTS, continued

e)	Contingent loans and liabilities

To satisfy its clients’ needs, the Bank took on several contingent loans and liabilities, yet these were not recognized, as per accounting standards, in the Unaudited Consolidated Interim Statements of Financial Position; these contain loan risks and they are, therefore, part of the Bank-s global risk.

Santander Asset Management S.A. Administradora General de Fondos

i)	In conformity with General Standard No.125, the company designated Banco Santander Chile as the representative of the beneficiaries of the guarantees established by each of the managed funds, in compliance with Articles 226 and onward of Law No.18,045.

ii)	In addition to these guarantees for creating mutual funds, there are other guarantees for a guaranteed return on certain mutual funds, totaling Ch$6,804 million and time deposits for UF 1,514,551.8566 as a guaranty of Private Investment Funds (P.I.F.), as of September 30, 2013.

Santander Agente de Valores Limitada

i)	To ensure correct and full performance of all its obligations as an Agent, in conformity with the provisions of Articles No.30 and onward of Law No.18,045 on the Securities Market, the Company provided a guarantee in the amount of UF 4,000 through Insurance Policy No.212114948, underwritten by the Compañía de Seguros de Crédito Continental S.A., which matures on December 19, 2013.

Santander S.A. Corredores de Bolsa

i)	The Company has given guarantees to the Bolsa de Comercio de Santiago for a current value of Ch$ 18,549 million to cover simultaneous transactions.

ii)	In addition, the company has issued a guarantee to CCLV Contraparte Central S.A. (formerly known as Cámara de Compensación) in cash, for a total Ch$ 3,000 million and an additional guaranteed entered at the Electronical Stock Market for Ch$ 996 million as of September 30, 2013.

iii)	As of September 30, 2013, the following legal situations are in process:

-	Complaint procedures before the 27th Civil Court of Santiago, labeled “Nahum con Santander Investment S.A. Corredores de Bolsa” predecessor of Santander S.A. Corredores de Bolsa, File No. 16.703-2010 for Ch$ 200 million. Regarding its current state, the ruling granted the appeal and it is currently pending the review of the Court of Appeals. There are no provisions recorded since they are not considered necessary given that the cause is in its preliminary stages.

-	Case of “Inverfam S.A. vs. Santander Investment S.A. Corredores de Bolsa” predecessor of Santander S.A. Corredores de Bolsa, followed in Santiago First Civil Court, File No. 32.543-2011; a claim for indemnity damages from the loss of some securities destined to Optimal Funds which were affected by the Madoff case, that amount to Ch$ 107 million, approximately. We are currently waiting for a conciliation meeting.

-	Case of “Bilbao vs. Santander Investment S.A. Corredores de Bolsa”, predecessor to Santander S.A. Corredores de Bolsa, followed in Santiago 20th Civil Court, File No. 15549-2012. As of September 30, the period to show proofs has expired and probatory diligences are pending.

Santander Corredora de Seguros Limitada

i)	In accordance with Circular No.1,160 of the Chilean Securities and Insurance Supervisor, the Company has an insurance policy in connection with its obligations as an intermediary in insurance contracts.

ii)	The company purchased a guarantee policy (No.10023615), covering UF 500 and professional liability policy (No.10023624 ) for its insurance brokers, covering UF 60,000; from the Seguros Generales Consorcio Nacional de Seguros S.A. The policies are valid from April 14, 2013 through April 15, 2014.

iii)	There are lawsuits for UF 26,763.64; which corresponds mainly to goods given in leasing. Our lawyers have estimated a loss of Ch$51.3 million. The estimated loss amount was recorded as provisions.

Financial Statements 2013 / Banco Santander Chile 92

Banco Santander Chile and Subsidiaries

Notes to the Unaudited Consolidated Interim Financial Statements

AS OF SEPTEMBER 30, 2013 AND DECEMBER 31, 2012 AND FOR THE THREE-MONTH AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2013 AND 2012

NOTE 21

EQUITY

a)	Capital

As of September 30, 2013 and December 31, 2012 the Bank had 188,446,126,794 authorized subscribed fully paid and no par value shares. All shares have the same rights, and have no preferences of restrictions.

The activity with respect to shares during 2013 and 2012 was as follows:

	SHARES
	As of September 30,	As of December 31,
	2013	2012

Issued as of January 1	188,446,126,794	188,446,126,794
Issue of paid shares	-	-
Issue of outstanding shares	-	-
Stock options exercised	-	-
Issued as period end	188,446,126,794	188,446,126,794

As of September 30, 2013 and December 31, 2012 the Bank does not have any of its own shares in treasury, nor do any of the consolidated companies.

As of September 30, 2013 the shareholder composition was as follows:

Corporate Name or Shareholder's Name	Shares	ADRs	Total	% of Equity holding

Teatinos Siglo XXI Inversiones S.A.	59,770,481,573	-	59,770,481,573	31.72
Santander Chile Holding S.A.	66,822,519,695	-	66,822,519,695	35.46
J.P. Morgan Chase Bank	-	29,462,467,671	29,462,467,671	15.63
Banks and stock brokers on behalf of third parties	11,224,599,135	-	11,224,599,135	5.96
AFP on behalf of third parties	3,851,115,204	-	3,851,115,204	2.04
Other minority holders	3,752,500,821	13,562,442,695	17,314,943,516	9.19
Total			188,446,126,794	100.00

Financial Statements 2013 / Banco Santander Chile 93

Banco Santander Chile and Subsidiaries

Notes to the Unaudited Consolidated Interim Financial Statements

AS OF SEPTEMBER 30, 2013 AND DECEMBER 31, 2012 AND FOR THE THREE-MONTH AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2013 AND 2012

NOTE 21

EQUITY, continued

As of December 31, 2012 the shareholder composition was as follows:

Corporate Name or Shareholder's Name	Shares	ADRs	Total	% of Equity holding

Teatinos Siglo XXI Inversiones S.A.	59,770,481,573	-	59,770,481,573	31.72
Santander Chile Holding S.A.	66,822,519,695	-	66,822,519,695	35.46
J.P. Morgan Chase Bank	-	35,111,060,871	35,111,060,871	18.63
BNP Paribas Arbitrage	173,328,889	-	173,328,889	0.09
MBI Arbitrage Fondo de Inversion	495,766,248	-	495,766,248	0.26
Banks and stock brokers on behalf of third parties	12,473,837,817	-	12,473,837,817	6.62
AFP on behalf of third parties	6,346,809,483	-	6,346,809,483	3.37
Other minority holders	3,839,358,209	3,412,964,009	7,252,322,218	3.85
Total			188,446,126,794	100.00

American Depository Receipts (ADR) are certificates issued by a U.S. commercial bank to be traded on the U.S. securities markets.

b)	Dividends

The distribution of dividends is detailed in the chart of the Unaudited Consolidated Interim Statements of Changes in Equity.

c)	As of September 30, 2013 and 2012 diluted earnings and basic earnings per share were as follows:

	As of September 30,
	2013	2012
	MCh$	MCh$

a) Basic earnings per share
Total attributable to Bank shareholders	267,944	274,806
Weighted average number of outstanding shares	188,446,126,794	188,446,126,794
Basic earnings per share (in Ch$)	1.422	1.458

b) Diluted earnings per share
Total attributable to Bank shareholders	267,944	274,806
Weighted average number of outstanding shares	188,446,126,794	188,446,126,794
Assumed conversion of convertible debt	-	-
Adjusted number of shares	188,446,126,794	188,446,126,794
Diluted earnings per share (in Ch$)	1.422	1.458

As of September 30, 2013 and 2012 there are no potential shares with dilutive effect.

Financial Statements 2013 / Banco Santander Chile 94

Banco Santander Chile and Subsidiaries

Notes to the Unaudited Consolidated Interim Financial Statements

AS OF SEPTEMBER 30, 2013 AND DECEMBER 31, 2012 AND FOR THE THREE-MONTH AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2013 AND 2012

NOTE 21

EQUITY, continued

d)	Other comprehensive income of available for sale investments and cash flow hedges:

	As of September 30,	As of December 31,
	2013	2012
	MCh$	MCh$

Available for sale investments
As of January 1,	(10,017)	3,043
Gain (losses) on remeasuring available for sale investments, before tax	4,548	(15,131)
Reclassification adjustments on available for sale investments, before tax	-	-
Realized losses	4,888	2,071
Subtotals	9,436	(13,060)
Total	(581)	(10,017)

Cash flow hedges
As of January 1,	5,315	394
Gains (losses) on remeasuring cash flow hedges, before tax	(1,724)	4,326
Reclassification adjustments on cash flow hedges, before tax	1,125	595
Amounts removed from equity and included in carrying amount of non-financial asset (liability) which acquisition or incurrence was hedged as a highly probable transition	-	-
Subtotals	(599)	4,921
Total	4,716	5,315

Other comprehensive income, before taxes	4,135	(4,702)

Income tax related to other comprehensive income components
Income tax relating to available for sale investments	116	2,003
Income tax relating to cash flow hedges	(943)	(1,063)
Total	(827)	940

Other comprehensive income, net of tax	3,308	(3,762)
Attributable to:
Bank shareholders (Equity holders of the Bank)	3,288	(3,781)
Non-controlling interest	20	19

Financial Statements 2013 / Banco Santander Chile 95

Banco Santander Chile and Subsidiaries

Notes to the Unaudited Consolidated Interim Financial Statements

AS OF SEPTEMBER 30, 2013 AND DECEMBER 31, 2012 AND FOR THE THREE-MONTH AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2013 AND 2012

NOTE 22

CAPITAL REQUIREMENTS (BASEL)

Pursuant to the Chilean General Banking Law, the Bank must maintain a minimum ratio of effective equity to risk-weighted consolidated assets of 8% net of required allowances, and a minimum ratio of basic equity to consolidated total assets of 3%, net of required allowances. However, as a result of the Bank’s merger in 2002, the SBIF has determined that the Bank’s combined effective equity cannot be lower than 11% of its risk-weighted assets. Effective net equity is defined for these purposes as basic equity (capital and reserves) plus subordinated bonds, up to a maximum of 50% of basic equity.

Assets are allocated to different risk categories, each of which is assigned a weighting percentage according to the amount of capital required to be held for each type of asset. For example, cash, deposits in banks and financial instruments issued by the Central Bank of Chile have a 0% risk weighting, meaning that it is not necessary to hold equity to back these assets according to current regulations. Property, plant and equipment have a 100% risk weighting, meaning that a minimum capital equivalent to 11% of these assets must be held. All derivatives traded off the exchanges are also assigned a risk weighting, using a conversion factor applied to their notional values, to determine the amount of their exposure to credit risk. Off-balance-sheet contingent credits are also included for weighting purposes, as “Credit equivalents.”

According to Chapter 12-1 of the SBIF’s Recopilación Actualizada de Normas [Updated Compilation of Rules] effective January 2010, the SBIF changed existing regulation with the enforcement of Chapter B-3 from the Compendium of Accounting Standards, with changed the risk exposure of contingent allocations from 100% exposition to the following:

Type of contingent loan	Exposure

a) Pledges and other commercial commitments	100%
b) Foreign letters of credit confirmed	20%
c) Letters of credit issued	20%
d) Guarantees	50%
e) Interbank guarantee letters	100%
f) Available lines of credit	50%
h) Other loan commitments
- Higher Education Loans Law No. 20,027	15%
- Other	100%
i) Other contingent loans	100%

Financial Statements 2013 / Banco Santander Chile 96

Banco Santander Chile and Subsidiaries

Notes to the Unaudited Consolidated Interim Financial Statements

AS OF SEPTEMBER 30, 2013 AND DECEMBER 31, 2012 AND FOR THE THREE-MONTH AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2013 AND 2012

NOTE 22

CAPITAL REQUIREMENTS (BASEL), continued

	Consolidated assets		Risk-weighted assets
	As of September 30,	As of December 31,	As of September 30,	As of December 31
	2013	2012	2013	2012
	MCh$	MCh$	MCh$	MCh$
Balance-sheet assets (net of allowances)
Cash and deposits in banks	1,618,457	1,250,414	-	-
Cash items in process of collection	607,633	520,267	81,955	75,429
Trading investments	125,932	338,287	8,040	21,713
Investments under resale agreements	34,189	6,993	10,993	6,993
Financial derivative contracts (*)	929,069	937,291	756,508	830,133
Interbank loans, net	144,690	90,527	28,938	18,105
Loans and accounts receivables from customers, net	19,736,848	18,325,957	17,542,407	16,205,004
Available for sale investments	1,667,957	1,826,158	238,838	200,285
Investments in associates and other companies	9,800	7,614	9,800	7,614
Intangible assets	65,149	87,347	65,149	87,347
Property, plant, and equipment	161,812	162,214	161,812	162,214
Current taxes	1,343	10,227	134	1,023
Deferred taxes	183,804	186,407	18,380	18,641
Other assets	408,356	655,217	384,967	402,547
Off-balance-sheet assets
Contingent loans	3,448,173	3,201,028	2,026,259	1,903,368
Total	29,143,212	27,605,948	21,334,180	19,940,416

(*)	“Financial derivative contracts” are presented at their “Credit Equivalent Risk” value as established in Chapter 12-1 of the Recopilación Actualizada de Normas – RAN – (Updated Compilation of Rules) issued by the SBIF.

The levels of basic capital and effective net equity at the close of each period are as follows:

			Ratio
	As of September 30,	As of December 31,	As of September 30,	As of December 31,
	2013	2012	2013	2012
	MCh$	MCh$	%	%
Basic capital	2,213,114	2,134,778	7.59	7.73
Effective net equity	2,777,305	2,734,434	13.02	13.71

Financial Statements 2013 / Banco Santander Chile 97

Banco Santander Chile and Subsidiaries

Notes to the Unaudited Consolidated Interim Financial Statements

AS OF SEPTEMBER 30, 2013 AND DECEMBER 31, 2012 AND FOR THE THREE-MONTH AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2013 AND 2012

NOTE 23

NON-CONTROLLING INTEREST

This item reflects the net amount of the subsidiaries’ net equity attributable to equity instruments which do not belong to the Bank either directly or indirectly, including the part that has been attributed to income for the period.

The non-controlling interest in the subsidiaries and the entities controlled through other considerations is summarized as follows:

				Other comprehensive income
For the nine months ended	Non- controlling	Equity	Income	Available for sale investments	Deferred tax	Total other comprehensive income	Comprehensive income
September 30, 2013%		MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Subsidiaries:
Santander Agente de Valores Limitada	0.97	451	67	1	-	1	68
Santander S.A.Sociedad Securitizadora	0.36	2	-	-	-	-	-
Santander S.A.Corredores de Bolsa	49.00	19,482	1,436	-	-	-	1,436
Santander Asset Management S.A. Administradora General de Fondos	0.02	5	3	-	-	-	3
Santander Corredora de Seguros Limitada	0.24	148	2	-	-	-	2
Subtotals		20,088	1,508	1	-	1	1,509

Entities controlled through other considerations:
Bansa Santander S.A.	100.00	2,475	348	-	-	-	348
Santander Gestión de Recaudación y Cobranzas Limitada	100.00	721	(1,785)	-	-	-	(1,785)
Multinegocios S.A.	100.00	426	183	-	-	-	183
Servicios Administrativos y Financieros Limitada	100.00	1,612	202	-	-	-	202
Servicios de Cobranzas Fiscalex Limitada	100.00	482	266	-	-	-	266
Multiservicios de Negocios Limitada	100.00	1,584	285	-	-	-	285
Subtotals		7,300	(501)	-	-	-	(501)

Total		27,388	1,007	1	-	1	1,008

Financial Statements 2013 / Banco Santander Chile 98

Banco Santander Chile and Subsidiaries

Notes to the Unaudited Consolidated Interim Financial Statements

AS OF SEPTEMBER 30, 2013 AND DECEMBER 31, 2012 AND FOR THE THREE-MONTH AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2013 AND 2012

NOTE 23

NON CONTROLLING INTEREST, continued

				Other comprehensive income
For the nine months ended	Non- controlling	Equity	Income	Available for sale investments	Deferred tax	Total other comprehensive income	Comprehensive income
September 30, 2012%		MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Subsidiaries:
Santander Agente de Valores Limitada	0.97	631	60	1	-	1	61
Santander S.A. Sociedad Securitizadora	0.36	3	-	-	-	-	-
Santander S.A. Corredores de Bolsa	49.00	25,108	1,880	67	(13)	54	1,934
Santander Asset Management S.A. Administradora General de Fondos	0.02	10	4	-	-	-	4
Santander Corredora de Seguros Limitada	0.24	147	5	-	-	-	5
Subtotals		25,899	1,949	68	(13)	55	2,004

Entities controlled through other considerations:
Bansa Santander S.A.	100.00	2,170	1,141	-	-	-	1,141
Santander Gestión de Recaudación y Cobranzas Limitada	100.00	2,435	101	-	-	-	101
Multinegocios S.A.	100.00	185	35	-	-	-	35
Servicios Administrativos y Financieros Limitada	100.00	1,387	303	-	-	-	303
Servicios de Cobranzas Fiscalex Limitada	100.00	191	39	-	-	-	39
Multiservicios de Negocios Limitada	100.00	1,218	275	-	-	-	275
Subtotals		7,586	1,894	-	-	-	1,894

Total		33,485	3,843	68	(13)	55	3,898

Financial Statements 2013 / Banco Santander Chile 99

Banco Santander Chile and Subsidiaries

Notes to the Unaudited Consolidated Interim Financial Statements

AS OF SEPTEMBER 30, 2013 AND DECEMBER 31, 2012 AND FOR THE THREE-MONTH AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2013 AND 2012

NOTE 23

NON CONTROLLING INTERESTS, continued

The non-controlling interest in equity and the subsidiaries and entities controlled through other considerations income as of September 30, 2012 is summarized as follows:

			Other comprehensive income
For the three months ended	Non- controlling	Income	Available for sale investments	Deferred tax	Total other comprehensive income	Comprehensive income
September 30, 2013%		MCh$	MCh$	MCh$	MCh$	MCh$

Subsidiaries:
Santander Agente de Valores Limitada	0.97	21	(1)	-	(1)	20
Santander S.A. Sociedad Securitizadora	0.36	-	-	-	-	-
Santander S.A. Corredores de Bolsa	49.00	373	(5)	1	(4)	369
Santander Asset Management S.A. Administradora General de Fondos	0.02	1	-	-	-	1
Santander Corredora de Seguros Limitada	0.24	-	-	-	-	-
Subtotals		395	(6)	1	(5)	390

Entities controlled through other considerations:
Bansa Santander S.A.	100.00	(27)	-	-	-	(27)
Santander Gestión de Recaudación y Cobranzas Limitada	100.00	(555)	-	-	-	(555)
Multinegocios S.A.	100.00	64	-	-	-	64
Servicios Administrativos y Financieros Limitada	100.00	72	-	-	-	72
Servicios de Cobranzas Fiscalex Limitada	100.00	141	-	-	-	141
Multiservicios de Negocios Limitada	100.00	106	-	-	-	106
Subtotals		(199)	-	-	-	(199)

Total		196	(6)	1	(5)	191

			Other comprehensive income
For the three months ended	Non- controlling	Income	Available for sale investments	Deferred tax	Total other comprehensive income	Comprehensive income
September 30, 2012%		MCh$	MCh$	MCh$	MCh$	MCh$

Subsidiaries:
Santander Agente de Valores Limitada	0.97	18	2	-	2	20
Santander S.A. Sociedad Securitizadora	0.36	-	-	-	-	-
Santander S.A. Corredores de Bolsa	49.00	502	(29)	5	(24)	478
Santander Asset Management S.A. Administradora General de Fondos	0.02	1	-	-	-	1
Santander Corredora de Seguros Limitada	0.24	1	-	-	-	1
Subtotals		522	(27)	5	(22)	500

Entities controlled through other considerations:
Bansa Santander S.A.	100.00	1,219	-	-	-	1,219
Santander Gestión de Recaudación y Cobranzas Limitada	100.00	236	-	-	-	236
Multinegocios S.A.	100.00	23	-	-	-	23
Servicios Administrativos y Financieros Limitada	100.00	114	-	-	-	114
Servicios de Cobranzas Fiscalex Limitada	100.00	19	-	-	-	19
Multiservicios de Negocios Limitada	100.00	103	-	-	-	103
Subtotals		1,714	-	-	-	1,714

Total		2,236	(27)	5	(22)	2,214
Financial Statements 2013 / Banco Santander Chile 100

Banco Santander Chile and Subsidiaries

Notes to the Unaudited Consolidated Interim Financial Statements

AS OF SEPTEMBER 30, 2013 AND DECEMBER 31, 2012 AND FOR THE THREE-MONTH AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2013 AND 2012

NOTE 24

INTEREST INCOME AND EXPENSES

This item refers to interest earned in the period from the financial assets whose return, whether implicitly or explicitly, is determined by applying the effective interest rate method, regardless of the value at fair value, as well as the effects arising from as a consequence of hedge accounting.

a)	For the three month and nine month periods ended September 30, 2013 and 2012, composition of income from interest and inflation adjustments, not including income from hedge accounting, is as follows:

	For the three months ended September 30,
	2013				2012
	Interest	Inflation adjustments	Prepaid fees	Total	Interest	Inflation adjustments	Prepaid fees	Total
Items	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Repurchase agreements	819	-	-	819	1,810	2	-	1,812
Interbank loans	19	-	-	19	4	-	-	4
Commercial loans	183,609	36,143	1,094	220,846	180,738	(5,498)	913	176,153
Mortgage loans	58,931	54,332	3,517	116,780	57,614	(7,301)	2,709	53,022
Consumer loans	153,536	1,020	820	155,376	153,963	(99)	695	154,559
Investment instruments	17,888	3,925	-	21,813	19,292	(207)	-	19,085
Other interest income	776	270	-	1,046	5,469	(3,046)	-	2,423

Interest income	415,578	95,690	5,431	516,699	418,890	(16,149)	4,317	407,058

	For the nine months ended September 30,
	2013				2012
	Interest	Inflation adjustments	Prepaid fees	Total	Interest	Inflation adjustments	Prepaid fees	Total
Items	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Repurchase agreements	1,636	-	-	1,636	3,280	(10)	-	3,270
Interbank loans	172	-	-	172	746	-	-	746
Commercial loans	543,589	38,776	3,560	585,925	519,880	45,584	3,677	569,141
Mortgage loans	173,495	57,846	9,499	240,840	170,067	67,518	8,493	246,078
Consumer loans	457,941	1,275	2,268	461,484	458,062	1,593	2,144	461,799
Investment instruments	59,386	3,513	-	62,899	70,787	1,084	-	71,871
Other interest income	3,113	(1,407)	-	1,706	14,527	(1,594)	-	12,933

Interest income	1,239,332	100,003	15,327	1,354,662	1,237,349	114,175	14,314	1,365,838

Financial Statements 2013 / Banco Santander Chile 101

Banco Santander Chile and Subsidiaries

Notes to the Unaudited Consolidated Interim Financial Statements

AS OF SEPTEMBER 30, 2013 AND DECEMBER 31, 2012 AND FOR THE THREE-MONTH AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2013 AND 2012

NOTE 24

INTEREST INCOME AND EXPENSE, continued

b)	As stated in letter i) of Note 01, suspended interests and adjustments corresponding to operations with default equal or greater than 90 days, are recorded in off-balance sheet accounts (out of the Unaudited Consolidated Interim Statement of Financial Position), as long as these are not effectively collected.

As of September 30, 2013 and December 31, 2012 the accumulated suspended interest income is as follows:

	As of September 30,			As of December 31,
	2013			2012
	Interest	inflation adjustments	Total	Interest	inflation adjustments	Total
Items	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Commercial loans	17,790	3,942	21,732	16,907	3,688	20,595
Mortgage loans	4,028	3,959	7,987	3,962	4,882	8,844
Consumer loans	5,646	751	6,397	7,825	917	8,742

Total	27,464	8,652	36,116	28,694	9,487	38,181

c)	For the three month and nine month periods ended September 30, 2013 and 2012, the composition of interest and adjustments expense, excluding expense from hedge accounting, is as follows:

	For the three months ended September 30,
	2013			2012
	Interest	Inflation adjustments	Total	Interest	Inflation adjustments	Total
Items	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Demand deposits	(1,387)	(287)	(1,674)	(803)	39	(764)
Repurchase agreements	(4,178)	-	(4,178)	380	-	380
Time deposits and liabilities	(105,703)	(12,033)	(117,736)	(121,552)	3,242	(118,310)
Interbank loans	(4,978)	(3)	(4,981)	(6,425)	1	(6,424)
Issued debt instruments	(43,507)	(27,619)	(71,126)	(41,062)	4,236	(36,826)
Other financial liabilities	(1,215)	(338)	(1,553)	(1,238)	58	(1,180)
Other interest expense	(585)	(1,820)	(2,405)	(600)	184	(416)
Interest expense total	(161,553)	(42,100)	(203,653)	(171,300)	7,760	(163,540)

	For the nine months ended September 30,
	2013			2012
	Interest	Inflation adjustments	Total	Interest	Inflation adjustments	Total
Items	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Demand deposits	(3,823)	(298)	(4,121)	(2,083)	(319)	(2,402)
Repurchase agreements	(9,169)	-	(9,169)	(9,796)	9	(9,787)
Time deposits and liabilities	(323,647)	(13,044)	(336,691)	(337,850)	(26,911)	(364,761)
Interbank loans	(16,162)	(3)	(16,165)	(20,512)	(9)	(20,521)
Issued debt instruments	(127,445)	(28,855)	(156,300)	(127,839)	(34,948)	(162,787)
Other financial liabilities	(3,583)	(356)	(3,939)	(3,663)	(491)	(4,154)
Other interest expense	(1,750)	(1,945)	(3,695)	(1,798)	(2,054)	(3,852)
Interest expense total	(485,579)	(44,501)	(530,080)	(503,541)	(64,723)	(568,264)

Financial Statements 2013 / Banco Santander Chile 102

Banco Santander Chile and Subsidiaries

Notes to the Unaudited Consolidated Interim Financial Statements

AS OF SEPTEMBER 30, 2013 AND DECEMBER 31, 2012 AND FOR THE THREE-MONTH AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2013 AND 2012

NOTE 24

INTEREST INCOME AND EXPENSE, continued

d) For the three month and nine month periods ended September 30, 2013 and 2012, the composition of net interest income is as follows:

	For the three months ended September 30,		For the nine months ended September 30,
	2013	2012	2013	2012
Items	MCh$	MCh$	MCh$	MCh$

Interest income	516,699	407,058	1,354,662	1,365,838
Interest expense	(203,653)	(163,540)	(530,080)	(568,264)

Net interest income	313,046	243,518	824,582	797,574

Loss from hedge accounting (net)	(25,441)	(4,787)	(41,829)	(37,831)

Total net interest income	287,605	238,731	782,753	759,743

Financial Statements 2013 / Banco Santander Chile 103

Banco Santander Chile and Subsidiaries

Notes to the Unaudited Consolidated Interim Financial Statements

AS OF SEPTEMBER 30, 2013 AND DECEMBER 31, 2012 AND FOR THE THREE-MONTH AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2013 AND 2012

NOTE 25

FEES AND COMMISSIONS

This item includes the amount of fees earned and paid in the period, except for those which are an integral part of the financial instrument’s effective interest rate:

	For the three months ended September 30,		For the nine months ended September 30,
	2013	2012	2013	2012
	MCh$	MCh$	MCh$	MCh$

Fee and commission income
Fees and commissions for lines of credits and overdrafts	1,479	2,228	5,198	7,095
Fees and commissions for guarantees and letters of credit	7,649	7,222	22,681	21,066
Fees and commissions for card services	30,235	31,347	94,092	95,349
Fees and commissions for management of accounts	6,920	7,143	20,996	21,731
Fees and commissions for collections and payments	10,839	14,816	33,643	47,077
Fees and commissions for intermediation and management of securities	2,352	2,427	8,138	8,921
Fees and commissions for investments in mutual funds or others	8,446	8,270	25,376	25,367
Insurance brokerage fees	8,005	8,670	23,374	25,945
Office banking	3,853	3,386	11,192	9,921
Other fees earned	4,827	3,321	13,451	8,249
Total	84,605	88,830	258,141	270,721

	For the three months ended September 30,		For the nine months ended September 30,
	2013	2012	2013	2012
	MCh$	MCh$	MCh$	MCh$

Fee and commission expense
Compensation for card operation	(22,027)	(19,606)	(64,461)	(57,431)
Fees and commissions for securities transactions	(1,086)	(74)	(3,429)	(1,283)
Office banking and other fees	(6,561)	(5,747)	(16,555)	(16,671)
Total	(29,674)	(25,427)	(84,445)	(75,385)

Net fees and commissions income	54,931	63,403	173,696	195,336

The fees earned in transactions with letters of credit are recorded in the line item “Interest income” in the Unaudited Consolidated Interim Statement of Income.

Financial Statements 2013 / Banco Santander Chile 104

Banco Santander Chile and Subsidiaries

Notes to the Unaudited Consolidated Interim Financial Statements

AS OF SEPTEMBER 30, 2013 AND DECEMBER 31, 2012 AND FOR THE THREE-MONTH AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2013 AND 2012

NOTE 26

OTHER INCOME FROM FINANCIAL OPERATIONS

This item includes the adjustments for changes in financial instruments, except for interest attributable to the application of the effective interest rate method for adjustments to asset values, as well as the income earned in purchases and sales of financial instruments.

For the three month and nine month periods ended September 30, 2013 and 2012, detail of income (loss) from financial operations is as follows:

	For the three months ended September 30,		For the nine months ended September 30,
	2013	2012	2013	2012
	MCh$	MCh$	MCh$	MCh$

Net income from financial operations
Trading derivatives	46,730	(30,093)	18,760	(66,272)
Trading investments	5,855	9,592	22,628	30,101
Sale of loans and accounts receivables from customers
Current portfolio (Note 10)	(156)	(12)	(86)	317
Charged-off portfolio (Note 10)	1,718	-	1,579	2,607
Available for sale investments	180	1,400	6,613	(498)
Other income from financial operations	1,486	(48)	4,485	804
Total	55,813	(19,161)	53,979	(32,941)

NOTE 27

NET FOREIGN EXCHANGE INCOME

This item includes the income earned from foreign currency trading, differences arising from converting monetary items in a foreign currency to the functional currency, and those generated by non-monetary assets in a foreign currency at the time of their sale.

For the three month and nine month periods ended September 30, 2013 and 2012, detail of foreign exchange income is as follows:

	For the three months ended September 30,		For the nine months ended September 30,
	2013	2012	2013	2012
	MCh$	MCh$	MCh$	MCh$

Currency exchange differences
Net profit (loss) from currency exchange differences	(31,496)	134,614	(103,449)	275,152
Hedging derivatives:	3,478	(91,389)	128,744	(173,046)
Income from adjustable assets in foreign currency	(232)	(5,577)	4,410	(6,635)
Income from adjustable liabilities in foreign currency	52	735	(554)	1,635
Total	(28,198)	38,383	29,151	97,106

Financial Statements 2013 / Banco Santander Chile 105

Banco Santander Chile and Subsidiaries

Notes to the Unaudited Consolidated Interim Financial Statements

AS OF SEPTEMBER 30, 2013 AND DECEMBER 31, 2012 AND FOR THE THREE-MONTH AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2013 AND 2012

NOTE 28

PROVISION FOR LOAN LOSSES

a) The 2013 and 2012 activity in provision for loan losses recorded on the Unaudited Consolidated Interim Statement of Income is as follows:

		Loans and accounts receivables from customers
	Interbank loans	Commercial loans		Mortgage loans	Consumer loans	Contingent loans
For the three months ended	individual	Individual	Group	Group	Group	Individual	Group	Total
September 30, 2013	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Charged-off loans, net of provisions:	-	(1,969)	(17,980)	(6,655)	(22,118)	-	-	(48,722)
Provisions established	(16)	(19,551)	(12,140)	(4,969)	(37,271)	(898)	(928)	(75,773)
Total provisions and charge-offs	(16)	(21,520)	(30,120)	(11,624)	(59,389)	(898)	(928)	(124,495)
Provisions released	26	4,568	1,276	1,739	4,730	580	911	13,830
Recovery of loans previously charged off	-	973	2,486	1,203	9,524	-	-	14,186
Net charge to income	10	(15,979)	(26,358)	(8,682)	(45,135)	(318)	(17)	(96,479)

		Loans and accounts receivables from customers
	Interbank loans	Commercial loans		Mortgage loans	Consumer loans	Contingent loans
For the nine months ended	individual	Individual	Group	Group	Group	Individual	Group	Total
September 30, 2013	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Charged-off loans, net of provisions	-	(4,421)	(46,418)	(16,678)	(81,957)	-	-	(149,474)
Provisions established	(88)	(53,847)	(28,179)	(19,480)	(127,422)	(3,323)	(2,322)	(234,661)
Total provisions and charge-offs	(88)	(58,268)	(74,597)	(36,158)	(209,379)	(3,323)	(2,322)	(384,135)
Provisions released	63	15,599	7,190	8,430	32,038	1,904	3,825	69,049
Recovery of loans previously charged off	-	2,712	6,719	3,099	26,564	-	-	39,094
Net charge to income	(25)	(39,957)	(60,688)	(24,629)	(150,777)	(1,419)	1,503	(275,992)

		Loans and accounts receivables from customers
	Interbank loans	Commercial loans		Mortgage loans	Consumer loans	Contingent loans
For the three months ended	individual	Individual	Group	Group	Group	Individual	Group	Total
September 30, 2012	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Charged-off loans, net of provisions	-	(1,424)	(13,484)	(3,880)	(25,562)	-	-	(44,350)
Provisions established	-	(10,435)	(13,607)	(2,219)	(80,453)	(239)	(1,836)	(108,789)
Total provisions and charge-offs	-	(11,859)	(27,091)	(6,099)	(106,015)	(239)	(1,836)	(153,139)
Provisions released	212	2,837	2,300	934	14,938	1,073	1,637	23,931
Recovery of loans previously charged off	-	383	1,792	677	6,897	-	-	9,749
Net charge to income	212	(8,639)	(22,999)	(4,488)	(84,180)	834	(199)	(119,459)

		Loans and accounts receivables from customers
	Interbank loans	Commercial loans		Mortgage loans	Consumer loans	Contingent loans
For the nine months ended	individual	Individual	Group	Group	Group	Individual	Group	Total
September 30, 2012	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Charged-off loans, net of provisions	-	(3,967)	(36,336)	(8,409)	(46,265)	-	-	(94,977)
Provisions established	(277)	(38,228)	(21,656)	(8,349)	(195,054)	(2,583)	(3,693)	(269,840)
Total provisions and charge-offs	(277)	(42,195)	(57,992)	(16,758)	(241,319)	(2,583)	(3,693)	(364,817)
Provisions released	357	14,454	14,753	5,548	26,395	1,593	3,162	66,262
Recovery of loans previously charged off	-	1,202	4,797	1,545	14,696	-	-	22,240
Net charge to income	80	(26,539)	(38,442)	(9,665)	(200,228)	(990)	(531)	(276,315)

Financial Statements 2013 / Banco Santander Chile 106

Banco Santander Chile and Subsidiaries

Notes to the Unaudited Consolidated Interim Financial Statements

AS OF SEPTEMBER 30, 2013 AND DECEMBER 31, 2012 AND FOR THE THREE-MONTH AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2013 AND 2012

NOTE 28

PROVISION FOR LOAN LOSSES, continued

Charged-off loans, net of provisions:

	Loans and accounts receivables from customers
	Commercial loans		Mortgage loans	Consumer loans
	Individual	Group	Group	Group	Total
For the nine months ended September 30, 2013	MCh$	MCh$	MCh$	MCh$	MCh$
Charged-off loans	18,378	62,714	20,387	177,372	278,851
Provisions used	(13,957)	(16,296)	(3,709)	(95,415)	(129,377)
Charged-off loans, net of provisions	4,421	46,418	16,678	81,957	149,474

	Loans and accounts receivables from customers
	Commercial loans		Mortgage loans	Consumer loans
	Individual	Group	Group	Group	Total
For the nine months ended September 30, 2012	MCh$	MCh$	MCh$	MCh$	MCh$
Charged-off loans	21,467	48,489	10,080	188,632	268,668
Provisions used	(17,500)	(12,153)	(1,671)	(142,367)	(173,691)
Charged-off loans, net of provisions	3,967	36,336	8,409	46,265	94,977

	Loans and accounts receivables from customers
	Commercial loans		Mortgage loans	Consumer loans
	Individual	Group	Group	Group	Total
For the three months ended September 30, 2013	MCh$	MCh$	MCh$	MCh$	MCh$
Charged-off loans	9,410	23,682	8,084	47,531	88,707
Provisions used	(7,441)	(5,702)	(1,429)	(25,413)	(39,985)
Charged-off loans, net of provisions	1,969	17,980	6,655	22,118	48,722

	Loans and accounts receivables from customers
	Commercial loans		Mortgage loans	Consumer loans
	Individual	Group	Group	Group	Total
For the three months ended September 30, 2012	MCh$	MCh$	MCh$	MCh$	MCh$
Charged-off loans	1,817	21,755	4,630	68,055	96,257
Provisions used	(4,682)	(3,983)	(751)	(42,491)	(51,907)
Charged-off loans, net of provisions	(2,865)	17,772	3,879	25,564	44,350

Financial Statements 2013 / Banco Santander Chile 107

Banco Santander Chile and Subsidiaries

Notes to the Unaudited Consolidated Interim Financial Statements

AS OF SEPTEMBER 30, 2013 AND DECEMBER 31, 2012 AND FOR THE THREE-MONTH AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2013 AND 2012

NOTE 29

PERSONNEL SALARIES AND EXPENSES

a)	Composition of personnel salaries and expenses

	For the three months ended September 30,		For the nine months ended September 30,
	2013	2012	2013	2012
	MCh$	MCh$	MCh$	MCh$

Personnel compensation	51,453	49,050	146,313	139,024
Bonuses or gratifications	17,471	15,774	50,410	50,211
Stock-based benefits	145	494	526	1,424
Seniority compensation	1,450	2,180	6,365	6,673
Pension plans	57	(126)	90	166
Training expenses	608	495	1,753	1,625
Day care and kindergarten	595	610	1,946	1,847
Health funds	893	930	2,615	2,686
Welfare fund	20	124	59	355
Other personnel expenses	5,892	5,930	19,834	19,104
Total	78,584	75,461	229,911	223,115

Financial Statements 2013 / Banco Santander Chile 108

Banco Santander Chile and Subsidiaries

Notes to the Unaudited Consolidated Interim Financial Statements

AS OF SEPTEMBER 30, 2013 AND DECEMBER 31, 2012 AND FOR THE THREE-MONTH AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2013 AND 2012

NOTE 30

ADMINISTRATIVE EXPENSES

As of September 30, 2013 and 2012 composition of the item is as follows:

	For the three months ended September 30,		For the nine months ended September 30,
	2013	2012	2013	2012
	MCh$	MCh$	MCh$	MCh$

General administrative expenses	30,277	27,650	88,978	79,565
Maintenance and repair of property, plant and equipment	3,709	3,320	11,555	9,877
Office lease	6,979	5,967	20,499	18,107
Equipment lease	27	157	135	334
Insurance payments	741	704	2,344	1,829
Office supplies	1,107	1,733	3,199	4,898
IT and communication expenses	8,447	6,946	22,052	18,964
Lighting, heating, and other utilities	928	1,144	2,928	3,387
Security and valuables transport services	4,028	2,656	12,702	8,667
Representation and personnel travel expenses	1,353	1,102	3,875	3,627
Judicial and notarial expenses	314	265	1,118	740
Fees for technical reports and audits	1,470	1,803	4,614	5,447
Other general administrative expenses	1,174	1,853	3,957	3,688
Outsourced services	11,003	9,660	32,318	30,201
Data processing	6,474	6,771	19,585	19,950
Products sale	513	429	1,317	1,197
Other	4,016	2,460	11,416	9,054
Board expenses	301	110	845	812
Marketing expenses	4,437	3,718	11,442	12,283
Taxes, payroll taxes, and contributions	2,527	2,644	7,584	7,834
Real estate taxes	298	364	899	1,182
Patents	441	540	1,386	1,485
Other taxes	(2)	2	2	11
Contributions to SBIF	1,790	1,738	5,297	5,156
Total	48,545	43,782	141,167	130,695

Financial Statements 2013 / Banco Santander Chile 109

Banco Santander Chile and Subsidiaries

Notes to the Unaudited Consolidated Interim Financial Statements

AS OF SEPTEMBER 30, 2013 AND DECEMBER 31, 2012 AND FOR THE THREE-MONTH AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2013 AND 2012

NOTE 31

DEPRECIATION, AMORTIZATION AND IMPAIRMENT

a)	The values of depreciation, amortization and impairment charges during the September 2013 and 2012 periods are detailed below:

	For the three months ended September 30,		For the nine months ended September 30,
	2013	2012	2013	2012
	MCh$	MCh$	MCh$	MCh$

Depreciation and amortization
Depreciation of property, plant, and equipment	(5,805)	(5,040)	(16,663)	(15,228)
Amortizations of intangible assets	(9,907)	(9,011)	(29,963)	(25,093)
Total depreciation and amortization	(15,712)	(14,051)	(46,626)	(40,321)
Impairment of property, plant, and equipment	(40)	-	(213)	(88)
Total	(15,752)	(14,051)	(46,839)	(40,409)

As of September 30, 2013 property, plant, and equipment impairment totals Ch$ 213 million, mainly due to damages to ATMs (Ch$ 88 million as of September 30, 2012).

b)	The reconciliation between the book values and balances as of September 30, 2013 and 2012 is as follows:

	Depreciation and amortization
	2013
	Property, plant, and equipment	Intangible assets	Total
	MCh$	MCh$	MCh$

Balances as of January 01, 2013	(105,150)	(146,653)	(251,803)
Depreciation and amortization charges in the period	(16,663)	(29,963)	(46,626)
Sales and disposals in the period	70	-	70
Other	-	-	-
Balances as of September 30, 2013	(121,743)	(176,616)	(298,359)

	Depreciation and amortization
	2012
	Property, plant, and equipment	Intangible assets	Total
	MCh$	MCh$	MCh$

Balances as of January 01, 2012	(84,230)	(111,479)	(195,709)
Depreciation and amortization charges in the period	(15,228)	(25,093)	(40,321)
Sales and disposals in the period	162	-	162
Other	-	-	-
Balances as of September 30, 2012	(99,296)	(136,572)	(235,868)

Financial Statements 2013 / Banco Santander Chile 110

Banco Santander Chile and Subsidiaries

Notes to the Unaudited Consolidated Interim Financial Statements

AS OF SEPTEMBER 30, 2013 AND DECEMBER 31, 2012 AND FOR THE THREE-MONTH AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2013 AND 2012

NOTE 32

OTHER OPERATING INCOME AND EXPENSES

a)	Other operating expenses are comprised of the following components:

	For the three months ended September 30,		For the nine months ended September 30,
	2013	2012	2013	2012
	MCh$	MCh$	MCh$	MCh$

Income from assets received in lieu of payment
Income from sale of assets received in lieu of payment	2,143	620	5,518	2,145
Recovery of charge-offs and income from assets received in lieu of payment	1,210	1,149	5,434	5,614
Other income arising from assets received in lieu of payment	323	3	3,152	8
Subtotals	3,676	1,772	14,104	7,767
Income from sale of investments in other companies
Gain on sale of investments in other companies (*)	-	599	-	599
Subtotals	-	599	-	599
Other income
Leases	27	53	87	115
Income from sale of property, plant and equipment (**)	115	5,637	289	6,208
Recovery of provisions for contingencies	77	-	77	-
Compensation from insurance companies due to damages	155	-	621	241
Other	62	13	691	198
Subtotals	436	5,703	1,765	6,762

Total	4,112	8,074	15,869	15,128

(*) During the third quarter of 2012, the Bank sold part of its investment in TransBank S.A., generating a profit of Ch$ 599 million.

(**) In August 2012, Banco Santander Chile sold 2 branches. At the time of the sale, the book value was Ch$ 361million, and selling price was Ch$ 1,045 million, generating a profit of Ch$ 684 million.

In September 2012, the Bank sold 9 branches. At the time of sale, the book value was Ch$ 4,578 million, and selling price was Ch$ 9,485 million, generating a profit of Ch$ 4,907 million.

As of September 30, 2013, the Bank generated profit from vehicles sales totaling Ch$ 191 million. In addition, the Bank sold a sculpture (called "Un testigo para la violencia”), generation a profit amount of Ch$ 76 million.

Financial Statements 2013 / Banco Santander Chile 111

Banco Santander Chile and Subsidiaries

Notes to the Unaudited Consolidated Interim Financial Statements

AS OF SEPTEMBER 30, 2013 AND DECEMBER 31, 2012 AND FOR THE THREE-MONTH AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2013 AND 2012

NOTE 32

OTHER OPERATING INCOMES AND EXPENSES, continued

b)	Other operating expenses are detailed as follows:

	For the three months ended September 30,		For the nine months ended September 30,
	2013	2012	2013	2012
	MCh$	MCh$	MCh$	MCh$
Provisions and expenses for assets received in lieu of payment
Charge-offs of assets received in lieu of payment	2,718	1,745	6,751	6,250
Provisions for assets received in lieu of payment	697	620	1,997	3,586
Expenses for maintenance of assets received in lieu of payment	660	542	1,873	1,884
Subtotals	4,075	2,907	10,621	11,720

Credit card memberships	437	273	1,512	273

Customer services	2,306	2,173	7,862	6,475

Other expenses
Operating charge-offs	1,801	2,020	4,964	4,954
Life insurance and general product insurance policies	1,835	1,884	5,400	5,195
Additional tax on expenses paid overseas	678	784	2,118	2,485
Net loss arising from sale of property, plant, and equipment	-	20	37	20
Provisions for contingencies	2,270	(431)	2,796	3,661
Other	2,060	2,015	5,825	6,212
Subtotals	8,644	6,292	21,140	22,527
Total	15,462	11,645	41,135	40,995

Financial Statements 2013 / Banco Santander Chile 112

Banco Santander Chile and Subsidiaries

Notes to the Unaudited Consolidated Interim Financial Statements

AS OF SEPTEMBER 30, 2013 AND DECEMBER 31, 2012 AND FOR THE THREE-MONTH AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2013 AND 2012

NOTE 33

TRANSACTIONS WITH RELATED PARTIES

In addition to Affiliates and associated entities, the Bank’s “related parties” include its “key personnel” from the executive staff (members of the Bank’s Board and the Managers of Banco Santander Chile and its Affiliates, together with their close relatives), as well as the entities over which the key personnel could exercise significant influence or control.

The Bank also considers the companies that are part of the Santander Group worldwide as related parties, given that all of them have a common parent, i.e., Banco Santander S.A. (located in Spain).

Article 89 of the Ley de Sociedades Anónimas (Public Companies Act), which is also applicable to banks, provides that any transaction with a related party must be made under equitable conditions similar to those that customarily prevail in the market.

Moreover, Article 84 of the Ley General de Bancos (General Banking Act) establishes limits for loans that can be granted to related parties and prohibits lending to the Bank’s directors, managers, or representatives.

Transactions between the Bank and its related parties are specified below. To facilitate comprehension, we have divided the information into four categories:

Santander Group Companies

This category includes all the companies that are controlled by the Santander Group around the world, and hence, it also includes the companies over which the Bank exercises any degree of control (Affiliates and special-purpose entities).

Associated companies

This category includes the entities over which the Bank, in accordance with section b) of Note 1 to these Financial Statements, exercises a significant degree of influence and which generally belong to the group of entities known as “business support companies.”

Key personnel

This category includes members of the Bank’s Board and the managers of Banco Santander Chile and its Affiliates, together with their close relatives.

Other

This category encompasses the related parties that are not included in the groups identified above and which are, in general, entities over which the key personnel could exercise significant influence or control.

The terms for transactions with related parties are equivalent to those which prevail in transactions made under market conditions or to which the corresponding considerations in kind have been attributed.

Financial Statements 2013 / Banco Santander Chile 113

Banco Santander Chile and Subsidiaries

Notes to the Unaudited Consolidated Interim Financial Statements

AS OF SEPTEMBER 30, 2013 AND DECEMBER 31, 2012 AND FOR THE THREE-MONTH AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2013 AND 2012

NOTE 33

TRANSACTIONS WITH RELATED PARTIES, continued

a)	Loans to related parties:

Below are loans and receivables, and contingent loans, corresponding to related entities:

	As of September 30,				As of December 31,
	2013				2012
	Companies of the Group	Associated companies	Key personnel	Other	Companies of the Group	Associated companies	Key personnel	Other
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Loans and accounts receivables
Commercial loans	46,945	634	3,653	50,325	46,790	668	2,910	57,723
Mortgage loans	-	-	15,898	-	-	-	15,089	-
Consumer loans	-	-	1,893	-	-	-	1,513	-
Loans and accounts receivables	46,945	634	21,444	50,325	46,790	668	19,512	57,723

Allowance for loan losses	(345)	(4)	(44)	(48)	(329)	(3)	(39)	(9)
Net loans	46,600	630	21,400	50,277	46,461	665	19,473	57,714

Guarantees	-	-	-	-	9	-	17,909	1,349

Contingent loans
Personal guarantees	-	-	-	-	-	-	-	-
Letters of credit	26,137	-	-	103	25,697	-	-	-
Guarantees	146,067	-	-	1,418	34,897	-	-	1,443
Contingent loans	172,204	-	-	1,521	60,594	-	-	1,443

Allowance for contingent loans	(27)	-	-	(1)	(15)	-	-	(2)

Net contingent loans	172,177	-	-	1,520	60,579	-	-	1,441

The activity of loans to related parties during the years 2013 and 2012 is shown below:

	As of September 30,				As of December 31,
	2013				2012
	Companies	Associated	Key		Companies	Associated	Key
	of the group	companies	personnel	Other	of the group	companies	personnel	Other
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Opening balances as of January 1,	107,384	668	19,512	59,166	52,673	663	19,698	63,081
Loans granted	129,875	376	5,792	3,513	78,586	21	6,132	10,927
Loans payments	(18,110)	(410)	(3,860)	(10,833)	(23,875)	(16)	(6,318)	(14,842)

Total	219,149	634	21,444	51,846	107,384	668	19,512	59,166

Financial Statements 2013 / Banco Santander Chile 114

Banco Santander Chile and Subsidiaries

Notes to the Unaudited Consolidated Interim Financial Statements

AS OF SEPTEMBER 30, 2013 AND DECEMBER 31, 2012 AND FOR THE THREE-MONTH AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2013 AND 2012

NOTE 33

TRANSACTIONS WITH RELATED PARTIES, continued

b)	Assets and liabilities with related parties

	As of September 30,				As of December 31,
	2013				2012
	Companies of the Group	Associated companies	Key personnel	Other	Companies of the Group	Associated companies	Key personnel	Other
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Assets
Cash and deposits in banks	31,081	-	-	-	5,357	-	-	-
Trading investments	-	-	-	-	-	-	-	-
Investments under resale agreements	-	-	-	-	-	-	-	-
Financial derivative contracts	576,594	-	-	-	526,734	-	-	-
Available for sale investments	-	-	-	-	-	-	-	-
Other assets	2,641	-	-	-	4,339	-	-	-

Liabilities
Deposits and other demand liabilities	7,193	14,404	2,412	7,141	65,386	2,563	2,286	17,211
Obligations under repurchase agreements	87,761	-	-	-	92,862	-	-	-
Time deposits and other time liabilities	54,236	409	4,300	98,536	97,449	373	2,842	39,193
Financial derivative contracts	508,481	-	-	-	387,903	-	-	-
Issued debt instruments	92,623	-	-	-	67,368	-	-	-
Other financial liabilities	50,147	-	-	-	103,207	-	-	-
Other liabilities	884	-	-	-	1,241	-	-	-

Financial Statements 2013 / Banco Santander Chile 115

Banco Santander Chile and Subsidiaries

Notes to the Unaudited Consolidated Interim Financial Statements

AS OF SEPTEMBER 30, 2013 AND DECEMBER 31, 2012 AND FOR THE THREE-MONTH AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2013 AND 2012

NOTE 33

TRANSACTIONS WITH RELATED PARTIES, continued

c)	Income (expenses) recorded due to transactions with related parties

	For the three months ended September 30,				For the three months ended September 30,
	2013				2012
	Companies of the Group	Associated companies	Key personnel	Other	Companies of the Group	Associated companies	Key personnel	Other
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Income (expense) recorded
Income and expenses from interest and inflation adjustments	(2,239)	8	381	(35)	(738)	4	30	(608)
Income and expenses from fees and services	(20)	19	27	34	(454)	12	22	44
Net income from financial operations and foreign exchange transactions (*)	20,285	-	(141)	(1,339)	(51,011)	-	(1)	(1,267)
Other operating revenues and expenses	183	-	-	-	159	-	-	-
Key personnel compensation and expenses	-	-	(8,731)	-	-	-	(7,713)	-
Administrative and other expenses	(7,565)	(8,299)	-	-	(5,905)	(6,886)	-	-

Total	10,644	(8,272)	(8,464)	(1,340)	(57,949)	(6,870)	(7,662)	(1,831)

	For the nine months ended September 30,				For the nine months ended September 30,
	2013				2012
	Companies of the Group	Associated companies	Key personnel	Other	Companies of the Group	Associated companies	Key personnel	Other
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Income (expense) recorded
Income and expenses from interest and inflation adjustments	(6,637)	42	735	(1,234)	(10,876)	39	614	(1,793)
Income and expenses from fees and services	(43)	55	91	132	(916)	35	84	156
Net income from financial operations and foreign exchange transactions (*)	47,281	-	(20)	51	(221,669)	-	1	276
Other operating revenues and expenses	536	-	-	-	476	-	-	-
Key personnel compensation and expenses	-	-	(24,323)	-	-	-	(24,016)	-
Administrative and other expenses	(21,188)	(22,895)	-	-	(17,630)	(19,789)	-	-

Total	19,949	(22,798)	(23,517)	(1,051)	(250,615)	(19,715)	(23,317)	(1,361)

(*) It corresponds to derivative contracts used to financially cover exchange risk of assets and liabilities that cover positions of the Bank and its subsidiaries.

Financial Statements 2013 / Banco Santander Chile 116

Banco Santander Chile and Subsidiaries

Notes to the Unaudited Consolidated Interim Financial Statements

AS OF SEPTEMBER 30, 2013 AND DECEMBER 31, 2012 AND FOR THE THREE-MONTH AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2013 AND 2012

NOTE 33

TRANSACTIONS WITH RELATED PARTIES, continued

d)	Payments to Board members and key management personnel

The compensation received by the key management personnel, including Board members and all the executives holding Manager positions, shown in the “Personnel salaries and expenses” and/or “Administrative expenses” items of the Unaudited Consolidated Interim Statement of Income, corresponds to the following categories:

	For the three months ended September 30,		For the nine months ended September 30,
	2013	2012	2013	2012
	MCh$	MCh$	MCh$	MCh$

Personnel compensation	4,257	4,301	12,813	12,592
Board members’ salaries and expenses	271	252	810	766
Bonuses or gratifications	3,760	2,488	9,406	8,288
Compensation in stock	147	426	526	1,229
Training expenses	11	74	40	131
Seniority compensation	5	-	16	12
Health funds	73	72	219	216
Other personnel expenses	159	123	413	300
Pension plans	57	(24)	90	482
Total	8,740	7,712	24,333	24,016

e)	Composition of key personnel

As of September 30, 2013 and December 31, 2012 the composition of the Bank’s key personnel is as follows:

	No. of executives
Position	As of September 30, 2013	As of December 31, 2012

Director	12	13
Division manager	17	19
Department manager	81	85
Manager	61	63

Total key personnel	171	180

Financial Statements 2013 / Banco Santander Chile 117

Banco Santander Chile and Subsidiaries

Notes to the Unaudited Consolidated Interim Financial Statements

AS OF SEPTEMBER 30, 2013 AND DECEMBER 31, 2012 AND FOR THE THREE-MONTH AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2013 AND 2012

NOTE 34

FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES

Fair value is understood as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction in the principal (or most advantageous) market at the measurement date under current market conditions (ie an exit price) regardless of whether that price is directly observable or estimated using another valuation technique. A fair value measurement assumes that the transaction to sell the asset or transfer the liability takes place in the principal market for the asset or liability or in the most advantageous market for the asset or liability.

For financial instruments with no available market prices, fair values have been estimated by using recent transactions in analogous instruments, and in the absence thereof, the present values or other valuation techniques based on mathematical valuation models sufficiently accepted by the international financial community. In the use of these models, consideration is given to the specific particularities of the asset or liability to be valued, and especially to the different kinds of risks associated with the asset or liability.

These techniques are inherently subjective and are significantly influenced by the assumptions used, including the discount rate, the estimates of future cash flows and prepayment expectations. Hence, the fair value estimated for an asset or liability may not coincide exactly with the price at which that asset or liability could be delivered or settled on the date of its valuation, and may not be justified in comparison with independent markets.

Measurement of fair value and hierarchy

IAS 39 provides a hierarchy of fair value which separates the inputs and/or valuation technique assumptions used to measure the fair value of financial instruments. The hierarchy reflects the significance of the inputs used in making the measurement. The three levels of the hierarchy of fair values are the following:

Level 1: In quoted prices on active markets for identical assets and liabilities.

Level 2: Inputs other than the quoted prices included in Level 1 that are observable for assets or liabilities, either directly or indirectly;

Level 3: Inputs for the asset or the liability that are not based on observable market data.

The hierarchy level within which the fair value measurement is categorized in its entirely is determined based on the lowest level of input that is significant to fair value the measurement in its entirety.

The best evidence of a financial instrument’s fair value at the initial time is the transaction price (Level 1).

In cases where quoted market prices cannot be observed, Management makes its best estimate of the price that the market would set using its own internal models which in most cases use data based on observable market parameters as significant input (Level 2) and, in very specific cases, significant inputs not observable in market data (Level 3).

Financial instruments at fair value and determined by quotations published in active markets (Level 1) include:

- Chilean Government and Department of Treasure bonds

In the case instruments that cannot be totally observed in the market, price is established based on other observable prices (level 2).

Financial Statements 2013 / Banco Santander Chile 118

Banco Santander Chile and Subsidiaries

Notes to the Unaudited Consolidated Interim Financial Statements

AS OF SEPTEMBER 30, 2013 AND DECEMBER 31, 2012 AND FOR THE THREE-MONTH AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2013 AND 2012

NOTE 34

FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES continued

The following financial instruments are classified under Level 2:

Type of financial instrument	Model used in valuation	Description

• Mortgage and private bonds	Present Value Model

IRR are provided by Riskamerica, according to the following criterion:

If, at the valuation day, there are one or more valid transactions at the Santiago Stock Exchange for a given nemotechnic, the reported rate is the weighted average by the amount of observed rates.

In case there are no valid transactions for a given nemotechnic on valuation day, the reported rate is IRR base from a reference structure, plus a spread model based on historical spread for the same item or similar ones.

• Time deposits	Present Value Model

IRR are provided by Riskamerica, according to the following criterion:

If, at the valuation day, there are one or more valid transactions at the Santiago Stock Exchange for a given nemotechnic, the reported rate is the weighted average by the amount of observed rates.

In case there are no valid transactions for a given nemotechnic on valuation day, the reported rate is IRR base from a reference structure, plus a spread model based on issuer curves.

• Constant Maturity Swaps (CMS), FX and Inflation Forward (Fwd) , Cross Currency Swaps (CCS), Interest Rate Swap (IRS)	Present Value Model

IRR are provided by ICAP, GFI, Tradition, and Bloomberg according to this criterion:

With published market prices, a valuation curve is created by the bootstrapping method and is then used to value different derivative instruments.

• FX Options	Black-Scholes

Formula adjusted by volatility smile Prices (volatility) are provided by BGC Partners, according to the following criterion:

With published market prices, a volatility surface is created by interpolation and then these volatilities are used to value options.

In limited occasions significant inputs not observable in market data are used (Level 3). To carry out this estimate, several techniques are used, including extrapolation of observable market data or a mix of observable data.

The following financial instruments are classified Level 3:

Type of financial instrument	Model used in valuation	Description

• Caps/Floors/Swaptions	Black Normal Model for Cap/Floors and Swaptions	There is no observable input of implicit volatility.

• UF options	Black – Scholes	There is no observable input of implicit volatility.

• Cross currency swap with window	Hull-White	Hybrid HW Model for rates and Browning motion for FX. There is no observable input of implicit volatility.

• CCS (special contracts)	Implicit Forward Rate Agreement (FRA)	Start Fwd unsupported by MUREX (platform) due to the UF forward estimate.

• Cross currency swap, Interest rate swap, Call money swap in Tasa Activa Bancaria (Active Bank Rate) TAB,	Other	Validation obtained by using the interest curve and interpolating at flow maturities, but TAB is not a directly observable variable and is not correlated to any market input.

• Bonds (in our case, low liquidity bonds)	Present Value Model	Valuated by using similar instrument prices plus a charge/off rate by liquidity.

Financial Statements 2013 / Banco Santander Chile 119

Banco Santander Chile and Subsidiaries

Notes to the Unaudited Consolidated Interim Financial Statements

AS OF SEPTEMBER 30, 2013 AND DECEMBER 31, 2012 AND FOR THE THREE-MONTH AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2013 AND 2012

NOTE 34

FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES continued

The following table presents the assets and liabilities that are measured at fair value on a recurrent basis, as of September 30, 2013 and December 31, 2012:

	Fair value measurement
	2013	Level 1	Level 2	Level 3
As of September 30,	MCh$	MCh$	MCh$	MCh$

Assets
Trading investments	125,932	124,232	1,700	-
Available for sale investments	1,667,957	671,742	995,402	813
Derivatives	1,279,469	-	1,228,302	51,167
Total	3,073,358	795,974	2,225,404	51,980

Liabilities
Derivatives	1,104,311	-	1,102,930	1,381
Total	1,104,311	-	1,102,930	1,381

	Fair value measurement
	2012	Level 1	Level 2	Level 3
As of December 31,	MCh$	MCh$	MCh$	MCh$

Assets
Trading investments	338,287	334,756	3,531	-
Available for sale investments	1,826,158	1,020,904	803,895	1,359
Derivatives	1,293,212	-	1,231,422	61,790
Total	3,457,657	1,355,660	2,038,848	63,149

Liabilities
Derivatives	1,146,161	-	1,145,055	1,106
Total	1,146,161	-	1,145,055	1,106

Financial Statements 2013 / Banco Santander Chile 120

Banco Santander Chile and Subsidiaries

Notes to the Unaudited Consolidated Interim Financial Statements

AS OF SEPTEMBER 30, 2013 AND DECEMBER 31, 2012 AND FOR THE THREE-MONTH AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2013 AND 2012

NOTE 34

FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES continued

The following table presents the Bank’s activity for assets and liabilities measured at fair value on a recurrent basis using unobserved significant entries (Level 3) as of December 31, 2013 and 2012:

	Assets	Liabilities
	MCh$	MCh$

As of January 1, 2013	63,149	(1,106)

Total realized and unrealized profits (losses):
Included in statement of income	(10,623)	(275)
Included in other comprehensive income	(546)	-
Purchases, issuances, and allocations (net)	-	-
As of September 30, 2013	51,980	(1,381)

Profits or losses included in income for 2013 that are attributable to change in unrealized profits (losses) related to assets or liabilities as of September 30, 2013	(11,169)	(275)

	Assets	Liabilities
	MCh$	MCh$

As of January 1, 2012	83,483	(1,369)

Total realized and unrealized profits (losses):
Included in statement of income	(11,160)	196
Included in other comprehensive income	(410)	-
Purchases, issuances, and allocations (net)	-	-
As of September 30, 2012	71,913	(1,173)

Total profits or losses included in income for 2012 that are attributable to change in unrealized profits (losses) related to assets or liabilities as of September 30, 2012	(11,570)	196

The realized and unrealized profits (losses) included in income for 2013 and 2012, in the assets and liabilities measured at fair value on a recurrent basis through unobservable market data (Level 3) are recorded in the Unaudited Consolidated Interim Statement of Income in the line item.

The potential effect as of September 30, 2013 and 2012 on the valuation of assets and liabilities measured at fair value on a recurrent basis through unobservable significant market data (Level 3), generated by changes in the main assumptions if other reasonably possible assumptions that are less or more favorable were used, were not considered by the Bank to be significant.

Financial Statements 2013 / Banco Santander Chile 121

Banco Santander Chile and Subsidiaries

Notes to the Unaudited Consolidated Interim Financial Statements

AS OF SEPTEMBER 30, 2013 AND DECEMBER 31, 2012 AND FOR THE THREE-MONTH AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2013 AND 2012

NOTE 35

SUBSEQUENT EVENTS

Between October 01, 2013 and the date on which these Financial Statements were issued (November 22, 2013), no other events have occurred which could significantly affect their interpretation.

CLAUDIO MELANDRI HINOJOSA Chief Executive Officer	FELIPE CONTRERAS FAJARDO Chief Accounting Officer

Financial Statements 2013 / Banco Santander Chile 122